As filed with the Securities and Exchange Commission on January 27, 2005
Registration No. 333-120648

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Stentor, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3313966
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Marina Boulevard, Suite 100

Brisbane, CA 94005-1811
(650) 228-5555
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Jeffrey Otten

Chief Executive Officer
Stentor, Inc.
5000 Marina Boulevard, Suite 100
Brisbane, CA 94005-1811
(650) 228-5555
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Kenneth L. Guernsey Jodie M. Bourdet Craig D. Jacoby Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, California 94111 (415) 693-2000	Bruce K. Dallas Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      We intend to have two versions of our prospectus included in this registration statement. In addition to a paper version, when we amend this prospectus to include a range of anticipated offering prices, we intend to maintain an electronic version at www.stentoripo.com. The electronic version will be identical to the paper version except that the cover page to the electronic version will be as set forth in this registration statement on Annex A on page A-1. Persons viewing the electronic version of our prospectus will be able to access a demonstration of our solution by following a link on the electronic cover page. The script of the demonstration of our solution and a description of the graphics used in connection with the demonstration are set forth on Annex B on page B-1.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 27, 2005
                                     Shares

COMMON STOCK

Stentor, Inc. is offering                      shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SNTR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $          A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Stentor

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY	JPMORGAN
THOMAS WEISEL PARTNERS LLC

                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      Until                     , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

STENTOR, INC.

      Stentor supplies an innovative solution for the distribution, management and storage of digital medical images. Our digital picture archive and communications system, or PACS, solution enables healthcare institutions to manage and store medical images and related patient information efficiently and cost-effectively. Our patented technology enables distribution of diagnostic-quality medical images to all points of care across a customer’s network without disrupting its existing information technology infrastructure. We accomplish this through a system architecture that allows for rapid, scalable deployment in a healthcare institution and integration with its existing medical imaging equipment and software applications. Our solution enables physicians and other healthcare providers to improve diagnostic and therapeutic decisions by making diagnostic-quality digital images available on-demand, anywhere there is access to the hospital’s network. We offer our customers a 99.99% system uptime guarantee.

      We offer our iSite PACS solution for image distribution, management and storage. We also make our iSite Enterprise image distribution system, which is a component of our iSite PACS solution, available on a stand-alone basis. We first began offering iSite Enterprise in August 2000 and our iSite PACS solution in March 2002. We provide our solution through multi-year service agreements under which we typically charge our customers on a fee-per-study basis, subject to monthly or annual minimum fees. Under our fee-per-study pricing model, we charge our customers a monthly fee based on the number of studies viewed, for iSite Enterprise customers, or stored, for iSite PACS customers, during the month, subject to a minimum monthly fee based on the customer’s anticipated study volume and the duration of the customer contract. A study is one medical image or a series of related medical images.

      Our total revenues have grown from $1.6 million in 2001 to $20.2 million in 2003 and to $25.1 million for the nine months ended September 30, 2004. Since August 2000, we have entered into agreements with more than 122 customers, representing more than 223 hospitals or other medical facilities. During the nine months ended September 30, 2004, our four largest customers were the University of Pittsburgh Medical Center, The University of Texas M.D. Anderson Cancer Center, Kaiser Northern California and Carolinas Medical Center. As of September 30, 2004, we had revenue backlog, which is determined by totaling the minimum fees payable over the life of each customer contract (deferred revenues plus unbilled amounts from our direct customers) and subtracting revenues recognized to date, of more than $100 million. The 2003 and 2004 industry reports from KLAS Enterprises, a healthcare information technology industry research firm, each rated us as the #1 overall PACS vendor in the United States based on a customer survey covering a broad range of criteria, including 40 separate performance indicators.

      The number, variety and complexity of medical images are increasing. According to the Society for Computer Applications in Radiology expert hotline archive, or SCAR, more than 450 million radiology studies are performed annually in the United States, and according to SCAR experts, this number is growing at approximately 7% to 9% per year. We believe this increase is due to the continuing aging of the population, the migration of medical practice toward less invasive procedures that rely more heavily on medical imaging, and the increased demand for radiology and other medical images by sub-specialty physicians. Traditionally, healthcare institutions have printed x-ray and other medical images on film and manually managed, stored and physically delivered them throughout a healthcare facility. Film-based imaging storage and management is inefficient and expensive. We estimate that on average, approximately 12% of requests for x-ray films cannot be filled because the film is lost or otherwise unavailable, often requiring doctors to repeat an entire imaging procedure and the associated analysis. Manual distribution of images increases the likelihood that the images will not be available to a doctor when needed at the point of care. Further, film images limit the ability of physicians in different locations to view the same images simultaneously and collaborate on patient care.

      Because of the limitations of film-based imaging, over the last ten years some healthcare institutions have attempted to convert from film-based imaging to PACS. According to Frost & Sullivan, an industry research firm, the worldwide market for PACS was $1.8 billion in 2003 and will grow to $4.5 billion by 2010. PACS, however, have failed to live up to customer expectations, generally suffering from poor enterprise-wide distribution of diagnostic-quality images and unreliable system performance, leading to poor cost-effectiveness. Because these installed systems have failed to realize the full potential of a digital imaging solution and have not eliminated the need for printing film for delivery outside of radiology, the adoption of PACS remains low. According to Frost & Sullivan, an estimated 17.7% of hospitals in North America had PACS in 2003. The shortcomings of existing PACS have created a significant opportunity for a PACS solution provider that can quickly and cost-effectively deliver diagnostic-quality images across a hospital or multi-site healthcare institution.

      We have developed a digital image management solution that solves the limitations of other PACS offerings. Key advantages of our solution include:

•	Enterprise-wide distribution of diagnostic-quality digital images. Our core, patented technology enables the on-demand, enterprise-wide delivery of full-resolution images to standard desktop computers and workstations using the hospital’s existing information technology infrastructure.

•	Easily scalable to multi-site installations. Our solution can be scaled from one hospital to multi-hospital integrated health delivery networks, or IDNs, and can support massive network activity generated by over one thousand concurrent users and millions of images distributed across multiple points of care.

•	Rapid deployment and easy integration. We provide flexible integration tools and a standards-based architecture for quick integration into existing hospital information technology systems and clinical applications without disrupting our customers’ network performance. Implementation of our iSite PACS solution generally takes less than five months. We developed our solution using intuitive, easy-to-navigate web-browser technology, so healthcare professionals can begin using our applications with little or no training.

•	Guaranteed 99.99% uptime. We believe that our commitment to keeping our life-critical systems up-and-running for our customers has been an essential factor behind our success to date. Doctors are not willing to eliminate the use of film unless they can count on near-perfect system uptime. We offer our customers a 99.99% system uptime guarantee, and over the last 12 months we have delivered 100% uptime to 98% of our customers.

•	Demonstrated cost-effectiveness. We typically charge healthcare institutions a fee for each medical imaging study viewed or stored using our solution, with no up-front software or hardware fees. This allows our customers to adopt and implement our solution without a major capital investment in software or technology infrastructure. Because our enterprise-wide solution allows hospitals to eliminate film, our customers can compare film cost savings to our fees, and we believe that our solution significantly reduces the total cost of medical image management.

      Our objective is to be the leading provider of solutions for the distribution, management and storage of digital medical images. To achieve this we intend to:

•	deepen our relationships with our current customers;

•	expand our customer base to new IDNs, hospitals and geographies;

•	expand our solution beyond radiology into other hospital departments and sub-specialties;

•	partner with other technology providers to bring increased functionality to the Stentor platform; and

•	continue our technology leadership.

      We were incorporated in Delaware in November 1998. Our principal executive offices are located at 5000 Marina Boulevard, Suite 100, Brisbane, California 94005-1811. Our telephone number is

(650) 228-5555. Our website address is www.stentor.com. The information on, or that can be accessed through, our website is not part of this prospectus. When we amend this prospectus to include a range of anticipated offering prices, we intend to maintain a separate website, www.stentoripo.com, that will allow you to access an electronic version of our prospectus that includes a demonstration of our solution.

      References in this prospectus to “we,” “us” and “our” refer to Stentor, Inc. and its subsidiaries. Stentor®, iSite® and iSyntax® are our U.S. registered trademarks. Our unregistered trademarks include iVaultTM, iSite EnterpriseTM, iSite RadiologyTM, Intelligent InformaticsTM, HeartbeatTM, Visionary ImagingTM and Enterprise FirstTM. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds to repay the outstanding balance of approximately $5.6 million of debt under our outstanding term loans and for working capital to support the growth of our business, including research and development and potential acquisitions of or investment in products, technologies or companies. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SNTR

      The number of shares to be outstanding immediately after this offering is based on 13,429,446 shares of common stock outstanding as of December 31, 2004. This number excludes:

•	2,730,244 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $.125 to $10.83 per share and a weighted average exercise price of $1.93 per share;

•	an aggregate of 4,000,000 shares of common stock available for issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, each of which will become effective upon the closing of this offering;

•	14,243 shares of common stock issuable upon exercise of a warrant at an exercise price of $6.67 per share; and

•	29,985 shares of common stock issuable upon exercise of warrants at an exercise price of $13.34 per share.

      Unless otherwise noted, all information in this prospectus assumes that:

•	there has been no exercise by the underwriters of their right to purchase up to shares to cover over-allotments; and

•	all outstanding shares of our preferred stock will have converted automatically into an aggregate of 5,438,838 shares of common stock upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

      You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes and the sections of this prospectus entitled, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included in the back of this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The information set forth under the heading “Other Operating Data” is not derived from our consolidated financial statements. The historical results are not necessarily indicative of results to be expected in any future period and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except per share and site data)
Consolidated Statement of Operations Data:
Revenues	$1,587	$6,524	$20,208	$12,922	$25,105
(Loss) income from operations	(7,967)	(10,777)	(4,885)	(4,388)	1,522
Net (loss) income(1)	(7,561)	(10,925)	(5,356)	(4,726)	1,017
Net (loss) income per share:
Basic	$(2.24)	$(2.85)	$(.75)	$(.68)	$.13
Diluted	$(2.24)	$(2.85)	$(.75)	$(.68)	$.07
Pro forma basic (unaudited)(2)			$(.42)		$.08
Pro forma diluted (unaudited)(2)			$(.42)		$.07
Weighted-average number of shares used in per-share amounts:
Basic	3,375	3,832	7,104	6,944	7,690
Diluted	3,375	3,832	7,104	6,944	15,085
Pro forma basic (unaudited)(2)			12,880		13,129
Pro forma diluted (unaudited)(2)			12,880		15,085
Other Operating Data:
iSite PACS customer sites under contract	—	25	82		117
iSite Enterprise customer sites under contract	45	72	72		75

	As of September 30, 2004

			Pro Forma
	Actual	Pro Forma(2)	as Adjusted(3)

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,058	$21,058
Working capital	13,475	13,475
Total assets	43,870	43,870
Term loan, current and long-term portion	5,620	5,620
Convertible preferred stock	29,453	—	—
Accumulated deficit	(30,407)	(30,407)
Total stockholders’ (deficit) equity	(24,650)	4,803

(1)	Net (loss) income includes stock-based compensation of approximately $60,000, $232,000, $306,000, $163,000 and $1.4 million for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.
(2)	Reflects the automatic conversion of all of our preferred stock outstanding as of September 30, 2004 into an aggregate of 5,438,838 shares of common stock.
(3)	Reflects the sale of shares of common stock offered by this prospectus at an assumed initial offering price of $ per share, the mid-point of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus before deciding whether to purchase any shares of our common stock. If any of the following risks occurs, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

      We have incurred significant operating losses in the past and may incur significant operating losses in the future.

      We incurred significant losses in each fiscal quarter from our inception in November 1998 through December 31, 2003, and we may incur significant operating losses in the future. Our accumulated deficit was approximately $30.4 million as of September 30, 2004. Although we were profitable for the nine months ended September 30, 2004, we may not continue to be profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations and become a public company. If we cannot increase our revenues enough to offset these expected increased expenses, or the increase in expenses exceeds our expectations, we may not continue to be profitable. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth or our revenues may decline.

      If our solution is not widely accepted, our operating results will be harmed.

      We derive the majority of our revenues from sales of our iSite PACS solution and associated services, and we expect that we will continue to do so for the foreseeable future. As a result, widespread acceptance of our iSite PACS solution is critical to our future success. Factors that may negatively affect market acceptance of our solution, many of which are beyond our control, include:

•	reluctance by hospitals to reduce their reliance on film-based imaging systems or on on-site PACS support personnel;

•	the historically unfavorable perception of PACS by healthcare institutions due to underperformance of many of the PACS available to date;

•	the availability, performance and price of competing products and services;

•	the price and performance of our solution; and

•	increases in available network bandwidth at hospitals or other shifts in market requirements that make our solution less attractive.

      The market in which we participate is intensely competitive and includes well-established, diversified companies that sell PACS with imaging and scanner systems for little or no incremental cost to customers, which makes it harder for us to sell our solution.

      The market for healthcare imaging and information systems is intensely competitive, rapidly evolving and subject to technological change. We believe that the principal competitive factors in this market include the breadth, quality and reliability of system and product offerings, the features and capabilities of the systems, the price of the system and product offerings, the ongoing support for the systems, the potential for enhancements and future compatible products.

      Our principal existing competitors include GE Healthcare, a unit of General Electric Company; Fujifilm Medical Systems USA, Inc.; Siemens Medical Solutions, a unit of Siemens AG; Philips Medical Systems, a unit of Koninklijke Philips Electronics N.V.; McKesson Corporation; Agfa Healthcare, a division of Agfa-Gevaert Group; Kodak Health Imaging, a division of Eastman Kodak Company; IDX Systems Corporation; Cerner Corporation; Amicas, Inc., a subsidiary of VitalWorks Inc.; DR Systems, Inc.; and Emageon, Inc. Many of these competitors offer a suite of products to healthcare institutions that includes PACS as a supplement to their integrated imaging and scanner systems. Some of these competitors already have their systems installed at potential customer sites. We may be unable to compete successfully with these organizations. In addition, we expect that major software information systems companies, Internet-based start-up companies and others specializing in the healthcare industry may offer competitive products or services in the future. Many of our potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our potential competitors have strong established marketing relationships within the healthcare industry. Because of these advantages, even if our solution is more effective than the products that our competitors offer, potential customers might still select competitive products over ours.

      We depend on a few large customers, and if any of these customers fails to renew its agreement, reduces its usage or fails to pay us amounts owed, our revenues could decline.

      Revenues from UPMC Health System, which beneficially owns more than 5% of our common stock, accounted for approximately 17% of our revenues during the nine months ended September 30, 2004. Sales of our solution by IDX represented another 12% of our revenues for the nine months ended September 30, 2004. Our top five customers, other than IDX, collectively accounted for approximately 41% of our revenues during the nine months ended September 30, 2004. Particularly in light of increasing consolidation among healthcare institutions, we believe that a limited number of large customers may continue to account for a significant portion of our revenues for the foreseeable future. A failure to renew a service agreement, or a reduction in usage of our solution, by one or more of our significant customers, or our inability to collect accounts receivable from one or more of these customers, would harm our business.

      Because we recognize revenues from multi-year service agreements over the term of the agreements, downturns or upturns in sales may not be immediately reflected in our operating results.

      We generally recognize revenues from customers monthly over the terms of their agreements, which are typically 36 to 84 months. As a result, most of the revenues we report in each quarter are deferred revenues from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter will not necessarily be reflected fully in the revenues in that quarter but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solution may not be fully reflected in our results of operations until future periods. Our fee-per-study model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new customers must be recognized over the applicable agreement term.

      We do not have an adequate history to predict the rate of customer renewals or the effect the renewal rates will have on our revenues or operating results.

      Our customers have no obligation to renew their service agreements after the expiration of their initial terms. In addition, our customers may renew for a lower-priced version of our solution or may reduce their usage. Due to our relatively short operating history, most of our customer contracts have not yet come up for renewal, and we have limited historical data with respect to rates of renewal. As a result, we cannot accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our solution and their ability to continue their operations and spending levels. If our customers do not renew their agreements, our revenues may decline and our business may suffer.

      Almost all of our revenues have been derived from the United States radiology healthcare information technology market. If we are unable to expand outside the radiology healthcare information technology market or expand into international markets, our ability to increase our revenues and profitability may be limited.

      Substantially all of our revenues to date have been attributable to sales of our solution into the radiology healthcare information technology market in the United States. To sustain our growth, we must increase our sales outside of the radiology healthcare information technology market and expand our sales outside the United States. We are expanding our solution to address the cardiology, dermatology and pathology healthcare information technology markets, and we are increasing our efforts to sell to healthcare institutions outside the United States, particularly in Europe. However, we may not be successful selling our solution in new domestic markets or in international markets.

      Defects in or improper use of our solution could diminish demand for our solution, subject us to substantial liability and hurt our reputation.

      Because our solution is complex, it may have errors or defects that users identify after they begin using it. Since healthcare institutions use our solution for critical aspects of patient care, any errors, defects or other performance problems with our solution could affect patient care and hurt our reputation. If that occurs, healthcare institutions could elect not to renew, or delay or withhold payment to us. We could lose future sales or healthcare institutions may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or an increase in the expense and risk of litigation, all of which would harm our business.

      The iSite Radiology component of our iSite PACS solution is designed specifically for diagnostic use by radiologists, and the iSite Enterprise component of our iSite PACS solution is designed to help other healthcare professionals access and use images in caring for patients. Depending on the user’s display hardware, the images accessed through iSite Enterprise may not render the images in the detail or scale necessary to ensure the fidelity and accuracy that diagnostic use requires. If medical professionals improperly use iSite Enterprise for diagnostic use without the appropriate system requirements, it may contribute to incorrect diagnoses, which could hurt our reputation and cause customers to delay or withhold payment to us, fail to renew their agreements with us, or make warranty claims against us. Although many of our contracts with our customers include provisions limiting our liability, it is not known whether these provisions would be deemed enforceable in a court of law.

      Our solution depends on the proper functioning of our customers’ hardware, internal network and connections to the Internet, as well as the proper functioning of the Internet itself. Even though our customers’ hardware and connectedness are outside of our control, defects or malfunctions in these aspects of our customers’ operations could leave them unable to access or use our solution, which could negatively affect their willingness to use our solution or their willingness to renew their agreements with us, and could affect patient care and harm our reputation.

      Any failure by our solution relating to patient care could expose us to product liability claims for personal injury or wrongful death. These potential claims may exceed our current insurance coverage. Any claims could be costly to defend and divert our management’s time and resources and could hurt our reputation. In addition, we may be unable to maintain appropriate insurance coverage in the future at commercially reasonable rates.

      If we fail to provide system uptime in accordance with our contractual guarantees or otherwise materially breach our customer agreements, we may have to reimburse customers and suffer early terminations of our customer agreements, and any such failure could hurt our ability to retain customers and market our solution and would adversely affect our operating results.

      We offer our customers a contractual commitment to provide 99.99% system uptime. Our customer agreements typically provide for fee reimbursements if we fail to meet our uptime performance requirements, and the agreements typically are subject to cancellation by our customers if we fail to maintain the prescribed minimum system uptime for three consecutive months or if we otherwise breach any material term of our customer agreement and fail to cure the breach within 90 days after written notice of the breach. Amounts reimbursed to our customers for downtime totaled approximately $16,000 in 2002, approximately $44,000 in 2003 and approximately $41,000 in 2004. Although none of our customers has terminated or been entitled to terminate an agreement with us for downtime or for material breach, if any of our customers terminates its agreement with us, it would decrease our revenues and our backlog. As of September 30, 2004, our revenue backlog, which is determined by totaling the minimum fees payable over the life of each customer contract (deferred revenues plus unbilled amounts from our direct customers) and subtracting revenues recognized to date, totaled more than $100 million, approximately      % of which we expect to recognize in years following 2005. Our fee-per-study model, combined with our multi-year agreements, substantially increases our backlog and reduces the rate at which we convert our backlog to revenues or deferred revenues. To the extent that our existing and potential customers develop concerns about our ability to provide uptime in accordance with our contractual guarantees, it would harm our ability to renew our agreements and to attract new customers and would adversely affect our operating results.

      Any failure to protect our intellectual property rights could impair the value of our proprietary technology and our competitive advantage.

      We rely heavily on our patented technology, including our wavelet technology, which allows us to avoid distributing an entire, large image file across the hospital’s network each time a user accesses the image. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business may be harmed. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We may be unable to obtain patent protection in the future. We currently own or have an exclusive license to six pending patent applications, and we cannot be sure that these applications will be granted. In addition, our patents may not provide us with any competitive advantage, or may be challenged by third parties. Further, we cannot be sure how a judge or jury would apply the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

      We obtained some of our core technology through an exclusive license contributed by the University of Pittsburgh. We have no royalty payments, but we do continue to have obligations under that license. If we breach any of those obligations and fail to cure within the applicable cure period, the University of Pittsburgh could terminate the license, which would severely harm our business.

      In addition, monitoring potential infringement of and defending our intellectual property rights may entail significant expense. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

      We may be sued by third parties for alleged infringement of their proprietary rights.

      The healthcare information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We rely on advanced image compression technology to distinguish our solution from competing products, and this field is also characterized by a significant number of patents, copyrights and technology standards and by frequent litigation regarding intellectual property rights. Any claims that our solution violates any third-party intellectual property rights, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management attention from executing our business plan. In addition, many of our agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling with respect to such a claim.

      If our solution, or any functionality or feature of our solution, is held to violate third-party proprietary rights, we may be required to re-engineer our solution, obtain licenses from third parties to continue offering our solution, stop selling the infringing solution or remove the infringing functionality or feature. We may also become subject to damage awards, which could cause us to incur additional losses and hurt our financial position.

      We may be unable to develop enhancements to and new features for our existing solution or acceptable new products or services that keep pace with technological developments in our industry, which could harm our ability to sell our solution.

      If we are unable to develop enhancements to and new features for our existing solution that keep pace with rapid technological developments in our industry, it would harm our sales and marketing efforts and could lead to a decline in revenues. The success of enhancements and new features depends on several factors, including the timely completion, introduction, market acceptance and reliable operation of the enhancement or feature. Failure in this regard may significantly impair our revenue growth. Innovations in ultra-wideband and storage technologies may make it easier for some of our competitors to offer products and services similar to our solution. In addition, because our solution is designed to operate on a variety of enterprise hardware and software platforms using a standard browser, we will need to continuously modify and enhance our solution to keep pace with changes in general hardware, software and database technologies. We may not develop these modifications and enhancements successfully, and we may be unable to bring modifications and enhancements to market on a timely basis. Further, uncertainties about the timing and nature of new enterprise platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our solution to operate effectively with future network platforms and technologies could reduce the demand for our solution, result in customer dissatisfaction and harm our business.

      We intend to expand our international sales efforts, which exposes us to risks inherent in international operations, and we do not have substantial experience in international markets.

      We plan to expand sales of our iSite PACS solution in Europe. We have very limited experience in marketing, selling and supporting our solution abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources and will subject us to risks and challenges that we would not otherwise face if we conducted our business only in the United States. The risks and challenges associated with operations outside the United States may include:

•	localization of our solution, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including healthcare, employment, tax, privacy, healthcare information technology and data protection laws and regulations;

•	foreign currency fluctuations;

•	difficulties in staffing and managing foreign operations; and

•	longer accounts receivable payment cycles and other collection difficulties.

      We have partnered with technology providers to expand the functionality of our technology platform, and if any of these partnerships becomes unavailable to us, our ability to bring increased functionality to our platform could be limited.

      One of our strategic goals is to integrate our solution with products from other technology providers to deliver additional features through our technology platform. If one or more of our technology partners is purchased by one of our competitors, ceases to be in business or decides to become technologically incompatible with our solution, and we are unable to find acceptable replacement technology partners, our strategy could be significantly impeded and our ability to provide more and improved features through our technology platform could be limited.

      We rely on a few vendors to manufacture, sell, install and repair the hardware components and software necessary for our customers to use our solution, and replacing any of these vendors may be disruptive to our business.

      We work with vendors that manufacture and sell the hardware components that our customers need to use our solution. Some of these components, like the radiologist workstations that use our iSite Radiology application, which are currently provided by companies such as IBM and Barco, are expensive and highly specialized. Other components, like our iVaultTM storage units, are less expensive. We also rely on third-party service providers such as Agilysys to install and service these hardware components at our customers’ sites and to install our software. Although we believe that each of our vendors could be readily replaced if necessary, if one or more of these vendors stops installing our software or stops supplying, installing or repairing the hardware our customers need to use our solution, and we are unable to replace the vendor quickly, we may suffer delays in new customer implementations, resulting in a delay in recognizing revenues from new customers.

      Our operating results may fluctuate, which makes our results difficult to predict and could cause our revenues, expenses and profitability to fall short of expectations, leading to a decline in the price of our common stock.

      Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations, and our revenues could decrease in the future. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors in particular, may contribute to fluctuations in our operating results:

•	delays in customers’ purchasing decisions due to a variety of factors such as regulatory and management changes and budgeting cycles;

•	long and unpredictable sales, installation and implementation cycles;

•	failure to maintain our contractual uptime guarantees; and

•	timing of new product and service introductions and product upgrade releases by us or our competitors.

      Failure to maintain a sufficient direct sales force will impede our growth.

      We expect to be substantially dependent on our direct sales force to obtain new customers and to manage our customer base. Our future success also depends in part on our ability to increase the use and storage of digital imaging studies by our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at senior management. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. We have experienced significant turnover in our direct sales force to date. New sales personnel may take more than a year to achieve their first sales due to significant training, the complexity of the solution and the length of our sales cycle. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future. If we are unable to hire and develop sufficient numbers of productive sales personnel, our business and financial results will suffer.

      Interruptions or delays in service from our third-party disaster-recovery facilities could impair the delivery of our solution and harm our business.

      We provide disaster-recovery service through computer hardware that is currently located in third-party Web hosting facilities in San Jose, California and Dallas, Texas operated by IBM. We do not control the operation of these facilities, and they are subject to damage or interruption from earthquakes, floods, tornadoes, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. In particular, our server in San Jose, California, which provides disaster-recovery service to our customers located in California, is located in a region with above average seismic activity. Despite precautions taken at these facilities, the occurrence of a natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems at the facilities could result in the inability to retrieve archived information stored in these data centers and could result in interruptions in the operation of our solution. We are in the process of obtaining additional disaster recovery services in Europe. Interruptions in the operation of our solution may reduce our revenues, cause us to issue credits or pay contractual penalties, cause customers to terminate their agreements with us and adversely affect our renewal rates. Interruptions in the availability of medical images and information may also contribute to incorrect diagnoses or otherwise subject us to liability.

      Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could hurt our ability to manage our expenses.

      Reporting obligations as a public company and our anticipated growth, both internally and through possible acquisitions, are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 at the end of 2005 and thereafter, which will require us to document and possibly make significant changes to our internal control over financial reporting. As a result, we will likely be required to improve our financial and managerial controls, reporting systems and procedures, to incur significant expenses to make such improvements and to hire additional personnel. If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and affect our ability to raise capital.

      We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

      Our success depends largely upon the continued services of our executive officers and other key personnel. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our solution and technologies. The loss of one or more of our key employees could seriously harm our business. While we have employment agreements with our executive officers and some of our other key management and development personnel, these executive officers and other employees can terminate their employment with us at any time without penalty. We do not maintain key person insurance policies on any of our employees.

      Our reliance on open source code software may impose limitations on our ability to commercialize our solution and may subject us to possible intellectual property litigation.

      We incorporate a limited amount of open source code software into our solution, and we may use more open source code software in the future. Open source code may impose limitations on our ability to commercialize our solution because, among other reasons, open source license terms may be ambiguous and may result in unanticipated obligations regarding our solution, and open source software cannot be protected under trade secret law. In addition, it may be difficult for us to accurately determine the developers of the open source code and whether the acquired software infringes third-party intellectual property rights. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Claims of infringement or misappropriation against us could be costly for us to defend and could require us to seek to obtain licenses from third parties in order to continue offering our solution, to re-engineer our solution or to discontinue the sale of our solution in the event re-engineering could not be accomplished on a timely basis. If this occurs, our business and operating results could be harmed.

      In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our solution and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Any of this litigation could be costly for us to defend, hurt our results of operations and financial condition or require us to devote additional research and development resources to change our solution.

Risks Related to Our Industry

      We may face compliance costs and liability risks under HIPAA.

      Our solution involves the storage and transmission of patients’ personal information, much of which is subject to regulation under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Federal regulations issued in accordance with HIPAA impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA-compliant and non-compliant formats and health plans. Failure to comply with these standards under HIPAA may subject our customers to civil monetary penalties and, in certain circumstances, criminal penalties. These HIPAA standards include:

•	transaction and code set standards that prescribe specific transaction formats and data code sets for specified electronic healthcare transactions;

•	privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and

•	data security standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form.

      Under HIPAA, covered entities may be subject to civil monetary penalties in the amount of $100 per violation, capped at a maximum of $25,000 per year for violation of any particular standard. Also, the U.S. Department of Justice may seek to impose criminal penalties for certain violations of HIPAA. Criminal penalties under the statute vary depending upon the nature of the violation but could include fines of not more than $250,000 and imprisonment.

      While we are not directly regulated by HIPAA, our customers are mandated by HIPAA to enter into written agreements with us, known as business associate agreements, that require us to safeguard individually identifiable health information. Business associate agreements typically include:

•	a description of our permitted uses of individually identifiable health information;

•	a covenant not to disclose the information other than as permitted under the agreement and to make our subcontractors, if any, subject to the same restrictions;

•	assurances that appropriate safeguards are in place to prevent misuse of the information;

•	an obligation to report to our customer any use or disclosure of the information not provided for in the agreement;

•	a prohibition against our use or disclosure of the information if a similar use or disclosure by our customer would violate the HIPAA standards;

•	the ability for our customers to terminate the underlying service agreement if we breach a material term of the business associate agreement and are unable to cure the breach;

•	the requirement to return or destroy all individually identifiable health information at the end of our service agreement; and

•	access by the Secretary of the Department of Health and Human Services to our internal practices, books and records to validate that we are safeguarding individually identifiable health information.

      Legal and industry standards regarding compliance with HIPAA, including procedures and safeguards that companies like ours will be required to implement, are likely to continue to evolve, and there can be no assurances that we will adequately address the business risks created by HIPAA and its implementation. Furthermore, we are unable to predict what changes to HIPAA, or the regulations issued pursuant to HIPAA, might be made in the future or how those changes could affect our business or the costs of compliance with HIPAA.

      We may face compliance costs and liability risks under other privacy protection laws and regulations.

      Canada, the European Union and other regions or countries in which we plan to do business also regulate the storage, transfer and disclosure of patient information, which may require us to take different or additional compliance measures that may involve material costs or may otherwise affect our ability to provide our solution. For example, proposed legislation in the Canadian province of British Columbia would prevent governmental entities of that province, including one of our current customers, from storing personal information in the United States, since U.S. governmental authorities would have the right to access the information pursuant to the Uniting and Strengthening America by Providing Appropriate Tools Required to

Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. We are taking steps to establish disaster-recovery and other storage facilities outside of the United States in order to address potential privacy concerns of non-U.S. customers related to the USA PATRIOT Act, but these steps might be unsuccessful. We are unable to predict what, if any, the impact the USA PATRIOT Act or the introduction or amendment of privacy laws and regulations outside the United States will have on our compliance costs or our ability to obtain and retain customers outside of the United States.

      If our security measures are breached and unauthorized access is obtained to patient data, we may face liability under HIPAA or other laws protecting patient information and our solution may be perceived as not being secure, causing customers to curtail or stop using our solution, which may lead to a decline in revenues.

      We are required under HIPAA to implement administrative, physical and technological safeguards to ensure the security of the patient data that we store. These safeguards may fail to ensure security of patient data, subjecting us to liability, including civil monetary penalties and possible criminal penalties under HIPAA. If our security measures are breached, whether as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to patient data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

      We may face increased compliance costs and liability risks in the future from regulation by the FDA and other domestic and foreign regulatory authorities.

      The iSite Radiology and iSite Enterprise components of our iSite PACS solution are statutorily defined as “medical devices” and, therefore, are subject to regulation and oversight by the U.S. Food and Drug Administration, or FDA, the California Department of Health Services Food and Drug Branch, or CDHS, and similar foreign regulatory authorities.

      Before we can introduce a new solution categorized as a medical device into the U.S. market, we must obtain FDA clearance or approval through premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. The FDA has granted us a 510(k) clearance for our iSite PACS solution. Any modification that could significantly affect the safety and effectiveness of our solution, which could include a change in the underlying hardware provided by a third party, would require a new 510(k) clearance. We have obtained two clearances for modifications of our solution, but we may be unable to obtain clearances for future modifications. If we fail to obtain a 510(k) clearance for a modified solution, or if the FDA determines that other prior modifications were sufficiently significant to warrant additional 510(k) clearances, which we did not obtain at the time, the FDA could require us to stop marketing the modified device, recall the modified device, or both.

      We believe we are in compliance with the applicable FDA guidelines, but, if the FDA changes its existing regulations or adopts new requirements, we could be required to change our compliance activities or be subject to other special controls, such as additional performance standards, additional post-market surveillance, or patient registries and other FDA guidelines that do not currently apply to our solution.

      We are subject to inspection and market surveillance without notice by the FDA and if the FDA finds that we have failed to comply adequately with regulatory requirements, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as withdrawal of regulatory clearances, recalls, replacements or refunds, seizures, fines or criminal prosecution. The FDA can also require us to repair, replace or refund the cost of any medical device that we distribute. In addition, the FDA has the authority to require the recall our solution in the event of material deficiencies or defects in design. Any of these FDA sanctions would harm our reputation and adversely affect our operating results.

      We are also subject to audits by the California Department of Health Services to ensure that we are compliant with applicable FDA regulations, and we are subject to extensive and frequently changing regulations under many other laws administered by governmental entities at foreign, federal, state and local levels. The European Union has adopted numerous directives and standards regulating the design, manufac-

turing, labeling and adverse event reporting for medical devices, and we have determined that our solution is eligible to bear a mark, called a CE Marking, which reflects our compliance with the applicable directives and standards, including the relevant ISO standards. While our iSite PACS solution is currently eligible to bear the CE Marking, if in the future we become ineligible to bear the CE Marking, whether through a change in our solution or a change in the marking requirements, it would affect our ability to sell our solution and could result in a decline in revenues.

      Consolidation in the healthcare industry may adversely affect our revenues and operating margin.

      Many healthcare providers are consolidating to create IDNs with greater market power. As the healthcare industry consolidates, competition for customers will become more intense and the importance of securing each customer will increase. As a result, we expect to face greater costs, longer sales cycles and less predictability in completing sales to our prospective IDN customers. Further, IDNs may try to use their market power to negotiate price reductions for our solution. If we are forced to reduce our prices, our operating margins could decrease.

Risks Related to This Offering

      There has been no prior public market for our common stock, and an active trading market may not develop.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between us and the representatives of the underwriters. This price may not reflect the market price of our common stock following this offering. An active trading market in our shares, such as exists with respect to shares of many of our competitors, may not develop following completion of this offering or, if it develops, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to expand our business by acquiring other companies or technologies using our shares as consideration.

      We expect that our stock price will be volatile, and your investment may suffer a decline in value.

      The initial public offering price of our stock will be determined through negotiations between us and representatives of the underwriters and may not reflect the price that will prevail in the open market. You may not be able to resell your shares at or above the initial public offering price. Many factors affecting the market price of our common stock are beyond our control, including changes in market valuations of other healthcare information technology companies, particularly those that sell PACS, announcements of technological innovations, new services or service enhancements or significant agreements by our competitors and market conditions in our industry, the healthcare industry generally and the economy as a whole. Many of our competitors are larger, more diversified companies whose stock prices are not likely to be as volatile as ours.

      In addition, securities class action litigation has often been brought against a company following a decline in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, divert management’s attention and resources and disrupt our business operations.

      If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

      The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Further, if one or more of the analysts who do cover us downgrade our stock, or if our performance is not in line with estimates published by such analysts, our stock price would likely decline rapidly. As a newly public company, we may be slow to attract research coverage, and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

      The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

      We anticipate that our executive officers, directors and their affiliates will beneficially own or control approximately      % of our outstanding common stock after this offering (      % if the underwriters exercise their over-allotment option in full). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions, and they may in some instances exercise this influence in a manner that advances their best interests and not necessarily those of other stockholders.

      Our management will have broad discretion as to the use of proceeds of this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

      Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply the net proceeds of this offering in ways with which you agree, or in ways that increase the value of your investment. We expect to use the net proceeds from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies, as well as the repayment of approximately $5.6 million of indebtedness under our existing term loans. Other than the debt repayment, we have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

      Future sales of shares by our stockholders could cause our stock price to decline.

      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of December 31, 2004, upon completion of this offering, we will have outstanding                      shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the                      shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

      After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 13,429,446 shares will be eligible for sale in the public market, 8,516,738 of which are held by our directors and executive officers and their affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the 7,368,480 shares that are either subject to outstanding options or warrants or available for issuance under our 1999 Incentive Stock Plan, 2001 Incentive Stock Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Director Plan and 2005 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

      Provisions of our certificate of incorporation, bylaws and Delaware law may delay, prevent or frustrate a change in control or management of Stentor.

      Because we are significantly smaller than most of our principal competitors and many of the other companies in our industry, we may be more likely than other companies in our industry to be the target of a takeover attempt. The amended and restated certificate of incorporation and bylaws that will be in place upon the completion of this offering will, and provisions of Delaware law to which we are subject, contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous.

      The amended and restated certificate of incorporation allows our board of directors to issue up to 10,000,000 shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders’ rights plan.

      Our amended and restated certificate of incorporation also provides that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, Chairman of the Board or a majority of the board of directors is able to call special meetings. The staggering of directors’ terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

      This prospectus, including particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

      Information regarding market and industry statistics contained in the “Prospectus Summary” and “Business” sections of this prospectus is included based on information available to us that we believe is accurate.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares in this offering will be approximately $      million, at an assumed initial offering price of $           per share, the mid-point of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $      million.

      The principal purposes of this offering are to enhance our stature with potential customers, to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use approximately $5.6 million of the net proceeds of this offering to repay all of our outstanding term loans. These term loans were incurred under a single credit facility with Silicon Valley Bank to finance equipment purchases and bear interest rates of 5.37% to 9.41%, which represent a specified number of basis points above the Treasury rate on the date each loan was incurred. The term of each loan is 36 months, with the latest term expiring on September 1, 2007. We intend to apply the remaining net proceeds from this offering for working capital to support the growth of our business, including by expanding our international presence and by increasing our product offerings. We may use a portion of the net proceeds from this offering to pursue additional research and development or to acquire or invest in complementary products, technologies or companies. We have no commitments with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

      As of the date of this prospectus, we have not identified the particular uses for the net proceeds to be received upon the completion of this offering other than the debt repayment described above. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our sales and marketing activities, amount of cash generated or used by our operations, competition and other factors described in “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. In addition, the terms of our existing term loans, as well as our new line of credit and equipment lease facility, restrict our ability to pay dividends. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table summarizes our cash and cash equivalents, and capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our preferred stock outstanding as of September 30, 2004 into an aggregate of 5,438,838 shares of common stock; and

•	on a pro forma as adjusted basis to reflect the sale of shares of common stock offered by this prospectus at an assumed initial offering price of $ per share, the mid-point of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read the information in this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(unaudited)

	(in thousands)
Cash and cash equivalents	$21,058	$21,058	$

Term loans, long-term portions	$2,689	$2,689	$

Convertible preferred stock: $.01 par value; 5,355,538 shares authorized, 3,993,708 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	29,453	—

Stockholders’ equity (net capital deficiency):
Preferred stock, $.01 par value; no shares authorized, issued or outstanding actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Common stock: $.01 par value; 20,000,000 shares authorized, 7,923,758 shares issued and outstanding actual; 20,000,000 shares authorized, 13,362,596 shares issued and outstanding pro forma; 120,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	78	132
Additional paid-in capital	11,092	40,491
Notes receivable from stockholders	(134)	(134)
Deferred compensation	(5,279)	(5,279)
Accumulated deficit	(30,407)	(30,407)

Total stockholders’ (deficit) equity	(24,650)	4,803

Total capitalization	$4,803	$4,803	$

      The number of shares shown as issued and outstanding in the table above excludes:

•	2,730,244 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2004, with exercise prices ranging from $.125 to $10.83 per share and a weighted average exercise price of $1.93 per share; and

•	an aggregate of 4,000,000 shares of common stock to be available for issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan; however, the 2005 Employee Stock Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings under this plan.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Our pro forma net tangible book value as of December 31, 2004 was $4.8 million, or $.36 per share of our common stock. We calculate pro forma net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding, after giving effect to the automatic conversion of all shares of our outstanding preferred stock.

      After giving effect to our sale of the shares in this offering at an assumed initial offering price of $           per share and deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value on December 31, 2004 would have been $          million, or $           per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate and substantial dilution in pro forma net tangible book value of $           per share to new investors purchasing shares in this offering.

      The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2004	$.36
Pro forma increase per share attributable to new investors

Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

      The table above does not give effect to the underwriters’ exercise of their over-allotment option. Also, to the extent any outstanding options or warrants are exercised, you will experience further dilution.

      The following table summarizes, as of December 31, 2004, the differences between the number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering at an assumed initial offering price of $          per share, the mid-point of our anticipated price range, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	13,429,446	%		$30,532,434	%	$2.27
New investors

Total		100%	$		100%

      The number of shares purchased is based on 13,429,446 shares of common stock outstanding as of December 31, 2004, which assumes the conversion of all of our outstanding shares of convertible preferred stock into 5,438,838 shares of common stock and excludes:

•	14,243 shares of common stock issuable upon exercise of a warrant at an exercise price of $6.67 per share;

•	29,985 shares of common stock issuable upon exercise of warrants at an exercise price of $13.34 per share;

•	2,730,244 shares of common stock issuable upon the exercise of options, with exercise prices ranging from $.125 to $10.83 per share and a weighted average exercise price of $1.93 per share; and

•	an aggregate of 4,000,000 shares of common stock to be available for issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan; however, the 2005 Employee Stock Purchase Plan will not be implemented unless and until our board of directors authorizes the commencement of one or more offerings under this plan.

      If all our outstanding options and warrants were exercised, our pro forma net tangible book value as of September 30, 2004 would have been $9.9 million, or $.61 per share, and the pro forma net tangible book value after this offering would have been $           per share, causing dilution to new investors of $           per share.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001, 2002, and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data as of and for the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The information set forth under the heading “Other operating data” are not derived from our consolidated financial statements. The historical results are not necessarily indicative of the results of operations to be expected in any future periods and the results for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the full fiscal year.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share and site amounts)
Consolidated Statement of Operations Data:
Revenues:
Revenues	$—	$80	$1,088	$3,429	$13,362	$7,963	$17,683
Revenues from related parties	—	—	499	3,095	6,846	4,959	7,422

Total revenues	—	80	1,587	6,524	20,208	12,922	25,105
Cost of revenues(1)	76	117	1,698	6,041	8,905	6,125	8,796

Gross (loss) profit	(76)	(37)	(111)	483	11,303	6,797	16,309
Operating expenses(1):
Research and development	1,310	2,093	3,288	3,835	5,286	3,503	4,643
Selling and marketing	692	2,319	3,292	5,466	8,272	5,916	7,289
General and administrative	275	1,170	1,276	1,959	2,630	1,766	2,855

Total operating expenses	2,277	5,582	7,856	11,260	16,188	11,185	14,787

(Loss) income from operations	(2,353)	(5,619)	(7,967)	(10,777)	(4,885)	(4,388)	1,522
Interest and other income	77	390	577	192	129	94	155
Interest expense	—	—	(171)	(340)	(600)	(432)	(452)

(Loss) income before income taxes	(2,276)	(5,229)	(7,561)	(10,925)	(5,356)	(4,726)	1,225
Provision for income taxes	—	—	—	—	—	—	208

Net (loss) income	$(2,276)	$(5,229)	$(7,561)	$(10,925)	$(5,356)	$(4,726)	$1,017

Net (loss) income per share:
Basic	$(.80)	$(1.58)	$(2.24)	$(2.85)	$(.75)	$(.68)	$.13
Diluted	$(.80)	$(1.58)	$(2.24)	$(2.85)	$(.75)	$(.68)	$.07
Pro forma basic (unaudited)(2)					$(.42)		$.08
Pro forma diluted (unaudited)(2)					$(.42)		$.07
Weighted-average number of shares used in per share amounts:
Basic	2,828	3,316	3,375	3,832	7,104	6,944	7,690
Diluted	2,828	3,316	3,375	3,832	7,104	6,944	15,085
Pro forma basic (unaudited)(2)					12,880		13,129
Pro forma diluted (unaudited)(2)					12,880		15,085
Other Operating Data:
iSite PACS customer sites under contract:	—	—	—	25	82		117
iSite Enterprise customer sites under contract	—	12	45	72	72		75

(footnotes on next page)

(1)	Cost of revenues and operating expenses include stock-based expense, consisting of:

(2)	Pro forma net (loss) income per share reflects the automatic conversion of all of our preferred stock outstanding as of September 30, 2004 into an aggregate of 5,438,838 shares of common stock.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands)
Cost of revenues	$—	$—	$—	$35	$41	$23	$137
Research and development	6	47	60	158	62	43	247
Selling and marketing	—	—	—	2	42	21	206
General and administrative	—	—	—	37	161	76	832

Total stock-based expense	$6	$47	$60	$232	$306	$163	$1,422

	As of December 31,
						As of September 30,
	1999	2000	2001	2002	2003	2004

						(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,736	$16,506	$9,828	$9,077	$19,430	$21,058
Working capital	2,543	15,963	9,002	7,865	12,169	13,475
Total assets	3,023	18,259	15,001	22,818	36,507	43,870
Term loans, current and long term portion	—	—	1,675	3,118	4,646	5,620
Convertible preferred stock	5,096	24,812	24,812	32,303	29,453	29,453
Accumulated deficit	(2,352)	(7,582)	(15,143)	(26,068)	(31,424)	(30,407)
Total stockholders’ deficit	(2,306)	(7,469)	(14,883)	(25,291)	(27,171)	(24,650)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion and analysis in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

      Stentor supplies an innovative solution for the distribution, management and storage of digital medical images. Our iSite PACS solution enables healthcare institutions to manage and store medical images and related patient information efficiently and cost-effectively. We offer guaranteed 99.99% system uptime and reliability, which allows our customers to reduce or eliminate the use of expensive and inefficient film images, thereby significantly reducing their total image management and distribution costs.

      Our solution, iSite PACS, has three components:

•	iSite Enterprise— a browser-based medical image and information management system that provides diagnostic-quality images on demand, anywhere across a hospital enterprise;

•	iSite Radiology— an advanced radiology diagnostic application; and

•	iVault— an always-online digital medical image storage system.

      We were founded in November 1998. We first began offering iSite Enterprise in August 2000 and our iSite PACS solution in March 2002. Our total revenues have grown from $1.6 million in 2001 to $20.2 million in 2003 and to $25.1 million for the nine months ended September 30, 2004. Our growth in revenues has been driven by growth in our customer base, which has increased from 45 customer sites as of December 31, 2001 to 154 customer sites as of December 31, 2003 to 223 customer sites as of December 31, 2004. Because we can generally implement our solution at a customer site in less than five months, new customer signings typically add to revenues within five months following contract signing.

      We currently derive the majority of our revenues from direct sales of our iSite PACS solution to our customers. We offer iSite Enterprise on a stand-alone basis to introduce healthcare institutions to the benefits of our iSite PACS solution without requiring them to make a long-term purchase commitment to us. As we have transitioned customers from iSite Enterprise to iSite PACS, revenues attributable to our iSite PACS customers have grown as a percentage of our total revenues as depicted in the table below:

	Year Ended			Nine Months
	December 31,			Ended
				September 30,
	2001	2002	2003	2004

iSite PACS	0%	45%	76%	76%
iSite Enterprise	89%	38%	13%	10%
Royalties and other revenues	11%	17%	11%	14%

      Since March 2002, when we first began offering iSite PACS, 54% of our new iSite PACS customers originated as iSite Enterprise customers that upgraded to iSite PACS. During that same period, we have converted 41% of the customers that initially purchased iSite Enterprise into iSite PACS customers. Of the remaining 59%, 49% remain as iSite Enterprise customers and potential future iSite PACS customers and 10% have discontinued use of our solutions. We believe that this reflects a high rate of customer retention. We believe that our success to date in customer retention is a result of our ability to maintain high levels of customer satisfaction, as represented by our rating as the top PACS vendor in the 2003 and 2004 KLAS Enterprises industry reports.

      We treat sales to UPMC Health System, or UPMC, as related party transactions because during the period covered by our selected consolidated financial data, UPMC was the beneficial owner of 10% of our outstanding preferred stock. We believe that our transactions with UPMC were negotiated on an arm’s-length basis.

      We offer all of our direct customers an “uptime guarantee” at no extra charge, which guarantees that our solution will be subject to a contractually determined maximum amount of unscheduled time during which our solution will be non-operational, or “downtime,” per month. Should our solution not function within the downtime parameters specified in the contract with a customer, we could be required to reimburse the customer based on a contractually determined schedule. Amounts reimbursed to our customers for downtime totaled approximately $16,000 in 2002, approximately $44,000 in 2003 and approximately $26,000 for the nine months ended September 30, 2004.

Fee-Per-Study Business Model

      We provide iSite PACS to customers through multi-year agreements with terms typically ranging from 36 to 84 months. We provide iSite Enterprise on a stand-alone basis, typically through month-to-month arrangements. For both our solutions, we generally charge our customers on a fee-per-study basis, with little or no up-front charges, subject to monthly or annual minimum fees, beginning on the date our solution is in full operation at the customer site. We refer to this as our fee-per-study pricing model. The fee charged per study varies based on study volume and with the length of the customer contract. The minimum fee is usually set based on a percentage of the customer’s anticipated monthly or annual study volume. The per-study fee includes costs of servers and other equipment, other than workstations, necessary to run our solution at the customer site, as well as all maintenance and support services. Workstations are typically purchased by our customers from other vendors. Our contracts generally include one-time fees for professional services, such as installation or integration, which generally are paid upon completion of the services. We recognize revenues from these customer contracts, including one-time fees, each month during the term of the contract after which iSite PACS or iSite Enterprise becomes operational at the customer site, based on the fees charged for that month. Historically, our iSite PACS solution has become fully operational within an average of five months after the date the customer contract is executed, and we can fully implement iSite Enterprise within less than one month after the date the customer contract is executed. The equipment necessary to use our solution is located at the customer site.

      Our customers may, at their election, pay up-front license fees for our iSite PACS solution upon our achievement of certain contract milestones, instead of fees on a per-study basis. We refer to this as our capital pricing model. Customers electing to pay up-front license fees instead of per-study fees also typically pay an annual maintenance fee beginning in the second year of the contract term. We determine the up-front pricing for capital pricing contracts by using a present value calculation of the discounted cash flows that would be associated with the anticipated fee-per-study payments had the customer chosen our more typical fee-per-study pricing model. The contract milestones that trigger license payment obligations by our customers typically include execution of the contract, installation of our solution, achievement of fully operational status of our solution and customer acceptance. To the extent license fees are not earned, they are recorded on our balance sheet as deferred revenues. Historically, our iSite PACS solution subject to these sorts of contracts has become fully operational within an average of five months and has been accepted within an average of six months, in each case measured from the date the customer contract is executed. We recognize revenues from these customer contracts, also referred to as license arrangements for accounting purposes, ratably over the term of the contract beginning when our solution is fully operational at the customer site. Capital pricing arrangements account for a minority of our revenues. Of the $25.1 million in revenues recognized for the nine months ended September 30, 2004, only $6.6 million were attributable to these license arrangements.

      Our multi-year customer contracts, combined with our ratable revenue recognition methods, provide us with a substantial backlog of contractually committed future revenues. As of September 30, 2004, our revenue backlog, which is determined by totaling the minimum fees payable over the life of each customer contract (deferred revenues plus unbilled amounts from our direct customers) and subtracting revenues recognized to date, totaled more than $100 million, approximately      % of which we expect to recognize in 2005. Our

backlog will decrease as we bill customers and recognize revenues under existing contracts, and it will increase as we sign more multi-year customer contracts. Our backlog would also decrease if any of our customers are unable to fulfill their obligations under their agreements with us or terminate their agreements with us prior to expiration, which could occur if we fail to maintain the prescribed minimum system uptime for three consecutive months or if we otherwise breach any material term of a customer agreement and fail to cure the breach within 90 days after written notice of the breach. Our fee-per-study pricing model increases our collections risk in the event of a dispute with a customer or the inability of a customer to meet its obligations. Our fee-per-study model also requires us to redeploy or bear the costs of the servers and other hardware that we deploy at a customer site following the termination of our relationship with the customer.

IDX Systems Corporation

      We derive a portion of our revenues from royalties paid under an arrangement with IDX Systems Corporation, or IDX. For the nine months ended September 30, 2004, these royalties were $3.1 million. IDX sells our solution under the brand name Imagecast using both fee-per-study and license arrangements. Our reseller agreement with IDX does not include return rights, pricing protection or other similar terms. Under the agreement, IDX is the exclusive reseller of our solution to its existing customers through May 2005. We and IDX each receive an up-front “initiating” royalty from the other party on each sale of our solution by the other party and a “sustaining” periodic royalty based on new studies stored or viewed by such customers.

      Our iSite PACS solution includes embedded technology from IDX. We pay a royalty to IDX on our sales to customers of our iSite PACS solution and of iSite Enterprise on a stand-alone basis, although at a lower royalty rate than we receive from IDX on its sales of our solution.

Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

      We believe that of our significant accounting policies, which are described in Note 1 of the notes to our consolidated financial statements contained elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

      Our principal sources of revenue are license and services revenues and royalty revenues. We receive our revenues from customers under contracts that specify fees for each imaging study stored or viewed, which we refer to as our fee-per-study pricing model, or license arrangements, which we refer to as our capital pricing model. We receive royalty revenues from our relationship with IDX. Our revenue recognition policies with respect to each source of revenues are described below.

      Our fee-per-study model is treated as a “hosting” arrangement for accounting purposes. The servers and other equipment necessary to use our solution are located at the customer site. Under our fee-per-study arrangements, customers access our solution on Stentor-owned servers and equipment, and we charge our customers monthly per-study fees based on their usage of our solution, subject to monthly or annual minimum fees. In the case of iSite PACS, the fee for a given study is incurred when the study is stored. In the case of iSite Enterprise, the fee for a given study is earned when the study is first viewed using iSite Enterprise. We recognize revenues under our fee-per-study model in accordance with Emerging Issues Task Force, or EITF, Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, which provides that we recognize these revenues under the provisions of Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, which supersedes the earlier related guidance in SAB No. 101, Revenue Recognition in Financial Statements and in accordance with EITF Issue No. 00-21, Revenue Arrangement with Multiple Deliverables. We recognize revenues and invoice our fee-per-study customers monthly as studies are viewed or stored, provided that we have evidence of an arrangement with the customer, delivery has occurred, the fees are fixed and determinable and collectibility is reasonably assured. Assessing whether each of these requirements is satisfied is complex and requires substantial judgment as to, for example, whether any customer is likely to become a collection risk. Similarly, assessing whether the fee of a given customer arrangement is fixed and determinable when such arrangements are linked with other arrangements with that customer extended or amended requires us to exercise judgment to determine whether any such amendment or modification has an impact on our revenue recognition does not amount to a contractual concession. We recognize revenues from professional services that are included as part of the original arrangement, including implementation and integration services, ratably over the term of the arrangement, which typically ranges from 36 to 84 months. These professional services do not include significant alterations to the features and functionality of our solution. Professional services that are contracted subsequent to the original arrangement are recognized as the services are provided.

      Our capital pricing model is treated as a “licensing” arrangement for accounting purposes. Under license arrangements, we grant our customers a license to use our solution for a specified period of time and for a specified usage volume during that time period. Under these arrangements the customer typically takes ownership of the hardware used to run our solution, which hardware is located at the customer’s site. We recognize license revenues in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended. Under SOP No. 97-2, revenues from software license and service agreements are recognized when persuasive evidence of an arrangement exists, delivery of the solution has occurred, the fees are fixed or determinable, and collectibility is probable. If any arrangement contains an acceptance provision, our revenue recognition commences only when we have received customer acceptance. Revenues from term licenses (including license fees, maintenance fees, computer and related equipment, installation, integration and other professional fees) are ratably recognized over the term of the arrangement, which typically ranges from 36 to 84 months, because our only undelivered ongoing obligation is to monitor and support the solution over the term of the arrangement and because we do not have objective evidence of the fair value of such services.

      We have ongoing second-level support obligations under all IDX customer agreements and as a result the initiating royalties received from IDX are recognized as revenues over the estimated term of the underlying arrangement, which is typically 36 to 84 months. Because we are not a party to the IDX customer contracts, we do not know what the terms of the contracts are and must make estimates of the terms of the arrangements based on our knowledge of our own customer agreements. We estimate the terms of the arrangements for IDX’s customers at 36 months and 84 months for iSite Enterprise and iSite PACS, respectively, as those periods correspond to the longest contractual terms that we typically have with our own respective customers. While our current estimates reflect management’s best judgments, changes in facts or circumstances would likely result in modification of our current estimates and could materially impact our operating results. We recognize sustaining royalties as revenues in the period during which such royalties were earned and became due.

Allowance for Doubtful Accounts and Revenue Reserve for Uptime Guarantees

      We must make estimates of the collectibility of accounts receivable. The allowance for doubtful accounts, which reduces the amount shown as accounts receivable on our consolidated balance sheets, totaled zero at both December 31, 2001 and December 31, 2002, approximately $101,000 at December 31, 2003 and approximately $32,000 at September 30, 2004. We record an increase in the allowance for doubtful accounts, based on historical experience of losses or when the prospect of collecting a specific account receivable becomes doubtful. We specifically analyze accounts receivable and historical bad debts experience, customer creditworthiness, current economic trends and changes in our customer payment history when evaluating the adequacy of the allowance for doubtful accounts. Should any of these factors change, the estimates made by us will also change, which could affect the level of our future provision for doubtful accounts. Specifically, if the financial condition of our customers were to deteriorate, affecting their ability to make payments, an additional provision for doubtful accounts may be required and such provision may be material.

      We offer all of our customers an “uptime guarantee,” which guarantees that our solution will be subject to a contractually determined maximum amount of unscheduled time during which our solution will be non-operational, or “downtime,” per month. Should our solution not function within the parameters specified in the contract with a customer, we could be required to credit the customer based on a contractually determined schedule. We must use judgments and make estimates of reserves related to potential future downtime reimbursements in connection with current period revenues. Because we are able to determine any downtime amounts for customers in the same month as we record the associated revenues, thereby not subjecting such revenues to refund, and because amounts reimbursed to our customers for downtime have been insignificant to date, we have determined that no reserve for downtime is required. Amounts reimbursed to our iSite PACS customers for downtime totaled approximately $16,000 in 2002, approximately $44,000 in 2003 and approximately $26,000 for the nine months ended September 30, 2004. Amounts credited to our iSite Enterprise customers for downtime have been insignificant since our inception. Should we experience increased downtime requiring material customer credits in the future, we would likely be required to record a reserve for downtime.

Cost of Revenues

      We defer a portion of equipment and royalty costs that are specifically attributable to particular contracts and for which recoverability is assured through receipt of non-refundable up-front customer payments or contractually guaranteed minimum volume payments. Determining recoverability of these costs involves judgment. For each license arrangement, we capitalize the cost of equipment and charge to cost of revenues over the specific contract period, which ranges from 36 to 84 months, as the revenue is being recognized. Capitalized costs related to equipment for license contracts totaled approximately $128,000 at December 31, 2001, $1.2 million at December 31, 2002, $1.5 million at December 31, 2003 and $2.2 million at September 30, 2004. Amortization of these capitalized costs was $0 for the years ended December 31, 2001 and 2002, approximately $430,000 the year ended December 31, 2003 and approximately $494,000 for the nine months ended September 30, 2004. For each fee-per-study or license arrangement, we capitalize the initiating royalty payment to IDX associated with such arrangement and amortize such payment over the term of the arrangement, which typically ranges from 36 to 84 months. Capitalized initiating royalty payments totaled zero at December 31, 2001, approximately $713,000 at December 31, 2002, $2.4 million at December 31, 2003 and $2.5 million at September 30, 2004. Amortization of capitalized initiating royalty payments totaled zero in 2001, approximately $119,000 in 2002, approximately $734,000 in 2003 and approximately $611,000 for the nine months ended September 30, 2004. Sustaining royalty payments are expensed as incurred.

Stock-based Awards

      We have adopted Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, but in accordance with SFAS No. 123, we have elected not to apply fair value-based accounting for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion 25, or APB 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the deemed fair value of our common stock for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense on a straight-line basis over the relevant vesting period of the options. The deemed fair value of our common stock is determined by our board of directors. Because there has been no public market for our stock, the board of directors determined the deemed fair value of our common stock by considering a number of factors, including, but not limited to, our operating performance, significant events in our history, issuances of our convertible preferred stock, trends and comparables in the broad market for technology and healthcare stocks and the expected valuation we would obtain in an initial public offering, all of which factors involve a great degree of judgment and complexity. Changing any of our assumptions concerning the above factors would have a significant impact on the amount of compensation expense recognized. We recorded deferred stock-based compensation of zero at December 31, 2003 and $6.1 million at September 30, 2004, and amortization of such deferred compensation of zero for 2003 and approximately

$789,000 for the nine months ended September 30, 2004. Based on deferred stock-based compensation recorded as of September 30, 2004, we expect to amortize approximately $390,000 in the three months ending December 31, 2004 and approximately $1.6 million in 2005. Had different assumptions or criteria been used to determine the deemed fair value of the stock options, materially different amounts of stock compensation expenses could have been recorded.

      As required by SFAS No. 123, as modified by SFAS No. 148, Accounting for Stock-based Compensation— Transition and Disclosure— an Amendment of FASB Statement No. 123, we provide pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of the pro forma disclosure, we estimated the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

      We have granted nonqualified stock options and warrants to non-employees who have provided services to us. For these options and warrants, we recognize the stock-based expense as the options and warrants vest based on an estimate of their fair value as of the date of grant using the Black-Scholes option pricing model, which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price and the expected dividend yield to be realized over the life of the stock option or stock warrant. These estimates have been prepared based upon our historical experience, the stock price volatility of comparable publicly traded companies and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized. We have also issued warrants in connection with term loans provided by a commercial bank. Those warrants were all fully vested and exercisable upon issuance; thus, we recorded the value of the warrant as a prepaid expense and recognized it over the availability of the loans.

      Some of our employees have acquired shares of our common stock pursuant to the exercise of options before the options had fully vested, resulting in a repurchase right for Stentor that corresponds to the original vesting periods of the stock options. In accordance with Emerging Issues Task Force, or EITF, Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the stock options were treated as variable awards and accounted for under the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 28. We recorded compensation expense equal to the intrinsic value, or the difference between the fair value of our stock and the exercise price. The intrinsic value is remeasured on a quarterly basis as the shares have vested and the repurchase rights have lapsed. As of September 30, 2004, approximately 157,000 of our shares were subject to a repurchase right as a result of being acquired pursuant to the exercise of an option prior to full vesting.

Software Development Costs

      Costs of software developed to be sold or licensed to the external market are accounted for under SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under SFAS No. 86, we expense the costs of research, including the predevelopment efforts prior to establishing technological feasibility and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and anticipated future revenues assure recovery of the capitalized amounts. Our determination of when technological feasibility has been established requires a judgment in assessing a number of complex factors involving the technical status of our development projects. Because of the relatively short time period between technological feasibility and solution release, and the insignificant amount of cost incurred during such period, no amount of software development costs has been capitalized to date. If in the future, we determine that technological feasibility has been established and anticipated future revenues assure recovery of expenses related to developed software, we may capitalize such costs, which will reduce our research and development costs in the period in which we capitalize such costs and increase our expenses when such capitalized costs are amortized. If we do capitalize these costs, we will amortize such capitalized costs over the estimated useful life of the asset.

Income Taxes

      We account for income taxes using the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Our deferred tax assets consist primarily of net operating loss carryforwards. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. This determination is highly complex and involves significant judgment regarding our future profitability. We provided a full valuation allowance against our net deferred tax assets at December 31, 2001, 2002 and 2003. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax assets would increase income in the period such determination was made. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

Trends in Our Business

      Our business has grown rapidly since inception. We expect our revenues to continue to increase to the extent that we can expand our customer base to include new IDNs, hospitals and geographies, provide our product in international markets, and incorporate new functionality in our product that allows us to serve hospital departments and sub-specialties beyond radiology. Even though our revenues have grown year-over-year and quarter-over-quarter since inception, our percentage revenue growth rate has declined as our business has matured. We anticipate that our percentage revenue growth rate will continue to decline as a result of increasing competition and the difficulty of maintaining growth rates in light of our increasing base revenue levels against which future periods are compared, although we cannot provide any assurances that our revenues will not decline.

      Historically, our cost of revenues has increased in absolute dollars from period to period but has decreased as a percentage of total revenues. We expect that cost of revenues will continue to increase in absolute terms as a result of additional resources required to support our expansion into new customer sites and geographies and expenses related to adding new functionality to our solution. To the extent we continue to add customer sites, we will invest in additional capital equipment to support those sites, which will cause our cost of revenues to increase in absolute dollars as a result of the related depreciation expense. We anticipate, however, that our cost of revenues will remain relatively stable as a percentage of revenues in upcoming periods because we expect that increased revenues will offset these additional costs.

      Similarly, our research and development expenses have increased in absolute dollars from period to period but decreased as a percentage of our revenues. We anticipate a continued increase in research and development expenses in absolute terms due to additional staffing requirements as we continue to maintain our existing solution and develop new features and solutions, particularly our development of an international version of our solution and features geared to hospital departments and sub-specialties beyond radiology. We also intend to dedicate staffing and related resources to the further integration of our solutions with complementary solutions from other software developers. We also expect, however, that these initiatives will result in an increase in revenues as our improved or additional solutions reach the market. As a result, we expect research and development expenses to remain relatively stable or decrease modestly as a percentage of our total revenues in future periods.

      In addition, our selling and marketing expenses have increased in absolute dollars each year but decreased as a percentage of our revenues. We plan to continue to invest in selling and marketing by increasing the number of direct sales personnel to add new customers and increase penetration within IDNs where we have existing customers. We also plan to invest in expanding our international selling and marketing activities and in building brand awareness, including by sponsoring additional marketing events. Consequently, we expect selling and marketing expenses to increase in absolute dollars in future periods but to decrease modestly as a percentage of revenues due to increased revenues.

      Our general and administrative expenses have increased in absolute dollars each year and have stabilized as a percentage of our revenues for 2003 and 2004. We expect our general and administrative expenses to increase in absolute dollars and as a percentage of revenues, particularly due to an increase in legal, accounting, consulting, staffing and insurance costs in 2005 associated with being a public company and associated compliance requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

Results of Operations

      The following table sets forth absolute dollar and percentage changes in our selected consolidated statement of operations data from period to period for the periods described below.

					Change from Nine
	Change from Year		Change from Year		Months Ended
	Ended December 31,		Ended December 31,		September 30, 2003
	2001 to		2002 to		to Nine Months
	Year Ended		Year Ended		Ended
	December 31, 2002		December 31, 2003		September 30, 2004

	$	%	$	%	$	%

Consolidated Statement of Operations Data:
Revenues	$2,341	215%	$9,933	290%	$9,720	122%
Revenues from related parties	2,596	520	3,751	121	2,463	50

Total revenues	4,937	311	13,684	210	12,183	94
Cost of revenues	4,343	256	2,864	47	2,671	44

Gross (loss) profit	594	*	10,820	2,240	9,512	140
Operating expenses:
Research and development	547	17	1,451	38	1,140	33
Selling and marketing	2,174	66	2,806	51	1,373	23
General and administrative	683	54	671	34	1,089	62

Total operating expenses	3,404	43	4,928	44	3,602	32

(Loss) income from operations	(2,810)	35	5,892	(55)	5,910	*
Interest and other income	(385)	(67)	(63)	(33)	61	65
Interest expense	(169)	99	(260)	76	(20)	5

(Loss) income before taxes	(3,364)	44	5,569	(51)	5,951	*
Provision for income taxes	—	—	—	—	208	*

Net (loss) income	$(3,364)	44%	$5,569	(51)%	$5,743	*	%

*	Not meaningful

      The following table sets forth selected consolidated statement of operations data for each of the periods indicated as a percentage of total revenues.

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues	69%	53%	66%	62%	70%
Revenues from related parties	31	47	34	38	30

Total revenues	100	100	100	100	100
Cost of revenues(1)	107	93	44	47	35

Gross (loss) profit	(7)	7	56	53	65
Operating expenses:
Research and development(1)	207	59	26	27	18
Selling and marketing(1)	207	84	41	46	29
General and administrative(1)	80	30	13	14	11

Total operating expenses	494	173	80	87	58

(Loss) income from operations	(501)	(166)	(24)	(34)	7
Interest and other income	36	3	1	1	1
Interest expense	(11)	(5)	(3)	(3)	(2)

(Loss) income before taxes	(476)	(168)	(27)	(37)	5
Provision for income taxes	—	—	—	—	1

Net (loss) income	(476)%	(168)%	(27)%	(37)%	5%

(1)	Cost of revenues and operating expenses include stock-based expense, consisting of the following (as a percentage of total revenues for the period):

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Cost of revenues	—%	1%	—%	—%	1%
Research and development	4	2	1	—	1
Selling and marketing	—	—	—	—	1
General and administrative	—	1	1	1	3

Total stock-based compensation expense	4%	4%	2%	1%	6%

Comparison of Results of Operations

      Due to the similarities in the reasons for the changes in our results of operations from the nine months ended September 30, 2003 to the nine months ended September 30, 2004, from the year ended December 31, 2002 to the year ended December 31, 2003, and from the year ended December 31, 2001 to the year ended December 31, 2002, we have combined the discussions of the various time periods and highlighted those factors specific to particular time periods as appropriate.

Revenues

      The increase in revenues in each period compared to comparable prior periods was due to the increase in the number of iSite PACS customer sites and the number of iSite Enterprise customer sites under contract. The number of iSite PACS customer sites under contract increased from 0 as of December 31, 2001 to 25 as of December 31, 2002, from 25 as of December 31, 2002 to 82 as of December 31, 2003, and from 72 as of

September 30, 2003 to 117 as of September 30, 2004. The number of iSite Enterprise customer sites under contract increased from 45 as of December 31, 2001 to 72 as of December 31, 2002, was also at 72 as of December 31, 2003, and increased from 57 as of September 30, 2003 to 75 as of September 30, 2004. The increases in revenues attributable to increased numbers of customer sites were offset in part by a decrease in average pricing from 2003 to 2004 resulting from study volume discounts and incentives for customers entering into longer-term contracts. The main factor contributing to the decrease in average revenues per study was a 15% decrease in per-study pricing for our largest customer in 2004 in connection with the renewal of our agreement. Absent the increase in study volumes at existing customer sites and the addition of new customer sites, the decrease in per-study fees would have resulted in a decrease in revenues of approximately $2.3 million to $3.1 million from 2003 to 2004.

      Substantially all revenues were attributable to customers located in North America. We added our first three European customer sites during the nine months ended September 30, 2004, but we expect our 2004 revenues from European customers to be less than 1% of total revenues. To date, most of our sales to non-U.S. customers have been denominated in local currencies. Because such sales have been immaterial, we have not experienced material gains or losses resulting from currency fluctuations.

      The increase in related-party revenues in each period compared to comparable prior periods was due to an increase in the number of imaging studies managed by IDX and higher corresponding royalties. Royalty revenues increased from $175,000 in 2001 to $563,000 in 2002, to $1.6 million in 2003 and from $1.2 million for the nine months ended September 30, 2003 to $3.1 million for the nine months ended September 30, 2004.

Cost of Revenues

      Cost of revenues consists primarily of the cost of our license and services revenues. Our cost of royalty revenues has been insignificant since inception. Cost of license and services revenues primarily consists of expenses related to licensing and managing our solution and providing support services, depreciation and amortization expense associated with computer equipment, royalty expense for third-party royalty payments made to IDX, expenses related to our data centers, and bandwidth and connectivity charges for customer sites and our data centers. We also allocate to cost of revenues our employee-related and other expenses from certain departments with functions focused on servicing and supporting our customers, including our technical support, customer integration, customer advocates and customer engineering departments. We also allocate overhead from other departments to cost of revenues based on headcount in the various departments.

      The increase in cost of revenues in each period compared to comparable prior periods was attributable to increased depreciation of purchased equipment for our customer sites driven by the increased number of customer sites and an increase in headcount and an increase in royalty expense resulting from increased license and services revenues. Expenses related to depreciation and amortization of deferred equipment costs increased from approximately $10,000 in 2001 to approximately $396,000 in 2002 to $2.4 million in 2003, and from $1.6 million for the nine months ended September 30, 2003 to $2.4 million for the nine months ended September 30, 2004. The salary component of cost of revenues, which includes customer site implementation and technical support, increased from approximately $775,000 in 2001 to $3.0 million in 2002, was also $3.0 million in 2003, and increased from $2.1 million for the nine months ended September 30, 2003 to $2.6 million for the nine months ended September 30, 2004. Royalty expenses increased from $0 in 2001 to approximately $573,000 in 2002 to $2.0 million in 2003, and from $1.3 million for the nine months ended September 30, 2003 to $2.0 million for the nine months ended September 30, 2004. In addition, cost of revenues in 2003, the nine months ended September 30, 2003 and the nine months ended September 30, 2004 increased as a result of stock-based compensation expense of approximately $41,000 in 2003, approximately $23,000 in the nine months ended September 30, 2003 and approximately $137,000 in the nine months ended September 30, 2004.

Research and Development

      Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants, as well as payments to a software provider pursuant to a development agreement. Research and development costs are expensed as incurred. The increase in research and development expenses in each period compared to prior comparable periods was attributable to increased headcount and a $500,000 one-time payment made in late 2003 to a software provider pursuant to a development agreement. Research and development headcount increased by six from December 31, 2001 to December 31, 2002, by five from December 31, 2002 to December 31, 2003, and by nine from September 30, 2003 to September 30, 2004. Research and development salary expense increased from $2.1 million in 2001 to $2.7 million in 2002 to $3.5 million in 2003, and from $2.6 million for the nine months ended September 30, 2003 to $3.5 million for the nine months ended September 30, 2004. In addition, research and development expenses in 2003, the nine months ended September 30, 2003 and the nine months ended September 30, 2004 increased as a result of stock-based compensation expense of approximately $62,000 in 2003, approximately $43,000 in the nine months ended September 30, 2003 and approximately $247,000 in the nine months ended September 30, 2004. We expect research and development costs to increase in absolute dollars due to additional staffing requirements as we continue to maintain our existing solution and develop new solutions, but we expect research and development expenses to decrease modestly as a percentage of our total revenues. We expect to pay the software provider an additional $1.3 million upon achievement of certain development milestones that we believe are likely to be met by the end of 2005, which amounts may be capitalized to the extent they meet the criteria in SFAS No. 86.

Selling and Marketing

      Selling and marketing expenses consist primarily of salaries and related expenses for our sales and marketing staff, including sales commissions, trade shows and related events, market research, corporate communications, advertising, travel and other related overhead. Our most significant marketing event is the annual Radiological Society of North America, or RSNA, trade show, which takes place in Chicago, Illinois each year at the end of November or beginning of December. Our annual expenses related to the RSNA event are approximately $500,000, and we often generate a substantial number of sales leads from this single event. We accrue certain of the expenses related to the RSNA event over the year even though they are not actually incurred until later in the year.

      The increase in selling and marketing expenses in each period compared to prior comparable periods was attributable to increased headcount, expansion of marketing programs and increases of commissions expense related to signing new customers. Selling and marketing headcount increased by twelve from December 31, 2001 to December 31, 2002, by two from December 31, 2002 to December 31, 2003, and by three from September 30, 2003 to September 30, 2004. Selling and marketing headcount expense, which includes commissions expense, increased from $2.1 million in 2001 to $2.7 million in 2002 to $5.0 million in 2003, and from $3.6 million for the nine months ended September 30, 2003 to $4.4 million for the nine months ended September 30, 2004. Expenses related to expansion of marketing programs increased from approximately $513,000 in 2001 to approximately $760,000 in 2002 to $1.0 million in 2003, and from approximately $668,000 for the nine months ended September 30, 2003 to approximately $977,000 for the nine months ended September 30, 2004. In addition, selling and marketing expenses in 2003, the nine months ended September 30, 2003 and the nine months ended September 30, 2004 increased as a result of stock-based compensation expense of approximately $42,000 in 2003, approximately $21,000 in the nine months ended September 30, 2003 and approximately $206,000 in the nine months ended September 30, 2004. To the extent our revenues increase, we plan to continue to invest in selling and marketing by increasing the number of direct sales personnel in order to add new customers and increase penetration within IDNs where we have existing customers. We also plan to invest in expanding our international selling and marketing activities, building brand awareness and sponsoring additional marketing events. We expect selling and marketing expenses to increase in absolute dollars as a result, but to decrease as a percentage of revenues because we expect such expenditures to result, directly or indirectly, in additional customers.

General and Administrative

      General and administrative expenses consist primarily of payroll and related expenses for administrative personnel and consultants, legal and accounting fees, compliance costs, insurance, rent and other administrative costs. The increase in general and administrative expenses in each period compared to prior comparable periods was attributable to increased headcount. General and administrative headcount increased by three from December 31, 2001 to December 31, 2002, by two from December 31, 2002 to December 31, 2003, and by eight from September 30, 2003 to September 30, 2004. General and administrative headcount expense increased from approximately $585,000 in 2001 to approximately $862,000 in 2002 to $1.4 million in 2003, and from $1.0 million for the nine months ended September 30, 2003 to $1.8 million for the nine months ended September 30, 2004. The increase in the nine months ended September 30, 2004 compared to the comparable period in 2003 was also partly attributable to increased legal, accounting and other expenses, which increased from approximately $180,000 for the nine months ended September 30, 2003 to approximately $258,000 for the nine months ended September 30, 2004, to support our anticipated status as a public company. In addition, general and administrative expenses in 2003, the nine months ended September 30, 2003 and the nine months ended September 30, 2004 increased as a result of stock-based compensation expense of approximately $161,000 in 2003, approximately $76,000 in the nine months ended September 30, 2003 and approximately $832,000 in the nine months ended September 30, 2004. We expect our general and administrative expenses to increase in absolute dollars and as a percentage of revenues, particularly due to an increase in legal, accounting, consulting, staffing and insurance costs associated with being a public company and associated compliance requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

(Loss) Income from Operations

      Our loss from operations increased from a loss of $(8.0) million in 2001 to a loss of $(10.8) million in 2002, primarily due to increases in operating expenses as described above. The loss from operations decreased from 2002 to $(4.9) million in 2003 due to increases in revenues related to the introduction of our iSite PACS product. As discussed above, revenues continued to increase for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 resulting in income from operations of $1.5 million for the nine-month period ended September 30, 2004. We have improved profitability by increasing our customer base so that our aggregate individual contractual gross margins cover our aggregate overhead costs. We expect our profitability to continue to improve if we can continue to add new customers while limiting the operating expenses, particularly headcount, necessary to support those new customers.

Interest and Other Income

      Interest and other income consists primarily of interest income earned on our cash balances. Increases and decreases in interest and other income from period to period were generally attributable to fluctuating cash balances, particularly related to our receipt in 2001 of the proceeds of our sale of Series D preferred stock and our declining cash balance through 2002 and 2003 as we used those proceeds to fund our operations, and to declining interest rates. We expect interest and other income to increase as our cash balances increase as a result of this offering and increased cash flows from operations.

Interest Expense

      Interest expense consists primarily of interest payable, including prepaid interest associated with the warrants we granted to our lender, under the term loan facility that we have used to finance equipment purchases. We expect interest expense to decrease as the prepaid interest associated with these warrants becomes fully amortized in 2004. We anticipate repaying our term loans with the proceeds of this offering, which we expect will decrease our interest expense and improve our profitability. Increases in interest expense from period to period were attributable to increased borrowing under our term loans. The balance of our term loans payable was $5.6 million at September 30, 2004, an increase of $1.4 million from the balance at September 30, 2003.

Provision for Income Taxes

      We recorded a provision for income tax expense of approximately $208,000 for the nine months ended September 30, 2004. This provision for income taxes consists of amounts accrued for our estimated 2004 domestic federal and state income tax liability. This provision is based upon our estimated 2004 income before the provision of income taxes and takes into consideration the utilization of our net operating loss carryforwards. To the extent our estimate of 2004 income before the provision of income tax changes, our provision for income taxes will change as well and may take into consideration the utilization of our valuation allowance recorded against our deferred tax assets.

      With the exception of the nine months ended September 30, 2004, we have not recorded a provision for income tax expense because we had been generating net losses. Further, we have not recorded an income tax benefit in 2002 and 2003 primarily due to continued substantial uncertainty regarding our ability to realize our deferred tax assets. Based upon available objective evidence, there has been sufficient uncertainty regarding the ability to realize our deferred tax assets, which warrants a full valuation allowance in our consolidated financial statements. Based on our estimates for 2004 and beyond, we believe the uncertainty regarding the ability to realize our deferred tax assets may diminish to the point where deferred tax assets may be realized. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase our income or reduce our loss and increase stockholders’ equity in the quarter when such determination is made.

Stock-based Compensation Expense

      We recorded deferred stock-based compensation of zero at December 31, 2003 and $6.1 million at September 30, 2004, and amortization of such deferred compensation of zero for 2003 and approximately $789,000 for the nine months ended September 30, 2004. Based on deferred stock-based compensation recorded as of September 30, 2004, we expect to amortize approximately $390,000 in the three months ending December 31, 2004 and approximately $1.6 million in 2005. In calculating our deferred stock-based compensation, we considered several factors to arrive at the fair value of our common stock, including our growth rates. Had we used different assumptions or criteria to determine the deemed fair value of the stock options, we could have recorded materially different amounts of stock compensation expenses.

Quarterly Results of Operations

      The following tables set forth selected unaudited quarterly consolidated statement of operations data for our seven most recent quarters, as well as the percentage of total revenues for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2003	2003	2003	2003	2004	2004	2004

	(unaudited, in thousands)
Consolidated statement of Operations Data:
Revenues	$1,634	$3,168	$3,161	$5,399	$5,023	$5,821	$6,839
Revenues from related parties	1,364	1,658	1,937	1,887	2,376	2,368	2,678

Total revenues	2,998	4,826	5,098	7,286	7,399	8,189	9,517
Cost of revenues(1)	1,944	1,962	2,219	2,780	2,789	2,894	3,113

Gross profit	1,054	2,864	2,879	4,506	4,610	5,295	6,404
Operating expenses(1):
Research and development	1,204	1,139	1,161	1,782	1,428	1,547	1,668
Selling and marketing	1,699	1,850	2,367	2,356	2,056	2,556	2,677
General and administrative	597	566	602	865	866	1,003	986

Total operating expenses	3,500	3,555	4,130	5,003	4,350	5,106	5,331

(Loss) income from operations	(2,446)	(691)	(1,251)	(497)	260	189	1,073
Interest and other income	28	31	35	35	44	43	68
Interest expense	(148)	(120)	(164)	(168)	(162)	(158)	(132)

(Loss) income before income taxes	(2,566)	(780)	(1,380)	(630)	142	74	1,009
Provision for income taxes	—	—	—	—	24	13	171

Net (loss) income	$(2,566)	$(780)	$(1,380)	$(630)	$118	$61	$838

(1)	Cost of revenues and operating expenses include stock-based expense, consisting of the following:

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2003	2003	2003	2003	2004	2004	2004

	(unaudited, in thousands)
Cost of revenues	$10	$9	$4	$18	$25	$49	$63
Research and development	16	14	13	19	64	84	99
Selling and marketing	4	11	6	21	33	59	114
General and administrative	15	38	23	85	218	366	248

Total stock-based expense	$45	$72	$46	$143	$340	$558	$524

      The following table sets forth our historical results, for the periods indicated, as a percentage of our total revenues:

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2003	2003	2003	2003	2004	2004	2004

	(unaudited)
Consolidated Statement of Operations Data:
Revenues	55%	66%	62%	74%	68%	71%	72%
Revenues from related parties	45	34	38	26	32	29	28

Total revenues	100	100	100	100	100	100	100
Cost of revenues	65	41	44	38	38	35	33

Gross profit	35	59	56	62	62	65	67
Operating expenses:
Research and development	40	24	23	24	19	19	18
Selling and marketing	57	38	46	32	28	31	28
General and administrative	20	12	12	12	12	12	10

Total operating expenses	117	74	81	69	59	62	56

(Loss) income from operations	(82)	(14)	(25)	(7)	4	2	11
Interest and other income	—	—	—	—	—	—	—
Interest expense	(5)	(2)	(3)	(2)	(2)	(2)	(1)

(Loss) income before income taxes	(86)	(16)	(27)	(9)	2	1	11
Provision for income taxes	—	—	—	—	—	—	2

Net (loss) income	(86)%	(16)%	(27)%	(9)%	2%	1%	9%

      Revenues and cost of revenues increased sequentially in each of the quarters presented due to increases in the number of iSite PACS and iSite Enterprise customer sites under contract. Cost of revenues and operating expenses measured as a percentage of revenues decreased sequentially in each of the quarters presented as we expanded our customer base and increased revenues while scaling our internal cost structure without experiencing a commensurate increase in cost of revenues. Operating expenses have generally increased in absolute dollars sequentially each quarter due to increased headcount.

      Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include the factors listed in the “Risk Factors” section of this prospectus. The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

      From our inception in November 1998 through late 2003, we funded our operations primarily through sales of convertible preferred stock, which provided us with aggregate net proceeds of approximately $32.4 million. Since late 2003, we have funded our operations through cash flow generated by the operating activities of our business. During the nine months ended September 30, 2004, we generated $5.8 million of cash from operating activities. During 2003, cash provided by operating activities was $12.0 million, as compared to $5.5 million of cash used in operating activities in 2002 and $6.3 million of cash used in operating activities in 2001. Our largest source of operating cash flows in late 2003 and 2004 has been cash collections from our customers following the sale of our products. The collection of cash related to up-front license payments resulted in deferred revenues, which increased operating cash flow without a commensurate impact in the results of our operations. Our primary uses of cash from operating activities are for personnel-related expenditures, royalty payments to IDX, facilities and marketing programs. As of September 30, 2004, we had approximately $21.1 million in cash and cash equivalents and $8.9 million of accounts receivable. Our funds are currently invested in highly liquid, investment-grade corporate and government obligations.

      Our cash flows from operations are significantly affected by changes in the relative mix of capital pricing arrangements as compared to fee-per-study arrangements. Our iSite PACS contracts structured as capital pricing arrangements, with up-front cash payments, have historically comprised approximately 30% to 40% of our total iSite PACS contracts. In recent quarters, however, we have signed relatively fewer contracts structured as capital pricing arrangements. Accordingly, we expect that our cash provided by operating activities will decrease in 2004 as compared to 2003 as a result of a smaller increase in deferred revenues resulting from our signing proportionately fewer capital pricing arrangements, with the associated up-front cash fees, and our signing proportionally more fee-per-study arrangements, without such up-front fees.

      Cash used in investing activities was $5.1 million during the nine months ended September 30, 2004, $3.1 million in 2003, $4.2 million in 2002 and $2.0 million in 2001. These amounts primarily related to purchases of equipment to support our customer installations.

      Cash provided by financing activities was approximately $927,000 during the nine months ended September 30, 2004, $1.6 million in 2003, $8.9 million in 2002 and $1.7 million in 2001. These amounts were primarily attributable to increases in our term loans, offset by partial repayments of such loans, and proceeds from option exercises. In 2002, cash provided by financing activities also included $7.5 million in proceeds from a sale of convertible preferred stock to investors.

      We recently entered into an amended and restated loan agreement with Silicon Valley Bank, which enables us to borrow up to $5 million to fund equipment purchases and a revolving credit line of an additional $10 million. Any borrowing under this loan agreement is secured by a first priority security interest in all of our assets. The loan agreement includes customary affirmative and negative covenants. For example, we must obtain the prior written consent of Silicon Valley Bank before incurring additional debt, disposing of or pledging our assets other than in the ordinary course of business, making certain investments, allowing fundamental changes to our business, ownership, management or business locations, making certain payments in respect of stock or other ownership interests, such as dividends and stock repurchases or, entering into merger or acquisition agreements. We are also required to maintain a 1.75 to 1.00 ratio of specified current assets (consisting of cash, cash equivalents and 60% of our accounts receivable) to our outstanding debt obligations to Silicon Valley Bank, and to achieve minimum levels of revenues as may be mutually agreed upon each year. The loan agreement also requires us to maintain our primary operating checking account and the majority of our cash and investment balances in accounts with Silicon Valley Bank. As of the date of this prospectus, we were not in default of any such restrictions or covenants, but sought and received waivers regarding timing for delivery of audited financial statements.

      We believe our existing cash and cash equivalents and cash provided by operating activities will be sufficient to meet our future working capital and capital expenditure needs absent unanticipated costs or expenses. While we anticipate that the cash required to meet our capital expenditure needs will be approximately 15% to 25% of our revenues, and our working capital needs will be approximately 10% to 30% of our revenues, our future capital requirements will depend on many factors. These factors include our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support research and development efforts and expansion into new territories, the timing of introductions of new solutions and enhancements to our existing solution, and the continuing market acceptance of our solution. To the extent that funds generated by this public offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

      We typically do not enter into binding purchase commitments. Our principal commitments consist of our capital lease line with IBM, our operating lease for our offices in Brisbane, California, and our software development agreement with a software provider. At September 30, 2004, the future minimum payments under these commitments were as follows:

	Payments Due by Period

		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Capital lease obligations	$116	$116	$—	$—	$—
Operating lease obligations	2,562	877	1,685	—	—
Long-term loan	2,689	—	2,689	—	—
Contractual commitments	1,264	1,064	200	—	—

Total fixed contractual obligations	$6,631	$2,057	$4,574	$—	$—

Recent Accounting Pronouncements

      In January of 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51, or FIN 46, and in December of 2003 issued a revised version FIN 46R. FIN 46R provides guidance for determining whether and how to consolidate variable interest entities, or VIE. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the VIE. Variable interests include equity investments, loans, leases, derivatives, guarantees and other instruments whose values change with changes in the VIE’s assets. Any of these instruments may require its holder to consolidate the VIE. The party with the majority of the variability in gains or losses of the VIE is required to consolidate the VIE. The Company’s adoption of FIN 46R in 2004 has not had a material impact on the Company’s financial statements.

      In November 2003, the EITF issued EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement No. 128, which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. This guidance would be applicable to the Company starting with the second quarter beginning April 1, 2004.

      In March 2004, the FASB published an Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under SFAS No. 123 and APB Opinion No. 25. The proposed statement would require public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. The proposed statement would also affect the pattern in which compensation cost would be recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. The Exposure Draft also notes that the use of a lattice model, such as the binomial model, to determine the fair value of employee stock options, is preferable. The Company currently uses the Black-Scholes pricing model to determine the fair value of its employee stock options. Use of a lattice model to determine the fair value of employee stock options may result in compensation cost materially different from those pro forma costs disclosed in Note 1. The Company is currently determining what impact the proposed statement would have on its results of operations or financial position.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Risk

      We are not currently subject to material foreign currency exchange risk, and we have not, to date, entered into any hedging contracts. We anticipate that our overseas operations will increase in the future, at which time our results of operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Canadian dollar and British pound. We intend to implement a risk management policy that will allow us to utilize foreign currency forward and option contracts to manage currency exposures that exist as part of our ongoing business operations.

Interest Rate Sensitivity

      We had cash and cash equivalents totaling $9.1 million at December 31, 2002, $19.4 million at December 31, 2003 and $21.1 million at September 30, 2004. These amounts were invested primarily in highly liquid investment-grade corporate and government obligations. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

BUSINESS

Overview

      Stentor supplies an innovative solution for the distribution, management and storage of digital medical images. Our digital picture archive and communications system, or PACS, solution enables healthcare institutions to manage and store medical images and related patient information efficiently and cost-effectively. Our patented technology enables distribution of diagnostic-quality medical images to all points of care across a customer’s network without disrupting its existing information technology infrastructure. We accomplish this through a system architecture that allows for rapid, scalable deployment in a healthcare institution and integration with its existing medical imaging equipment and software applications. Our solution enables physicians and other healthcare providers to improve diagnostic and therapeutic decisions by making diagnostic-quality digital images available on-demand, anywhere there is access to the hospital’s network. We offer guaranteed 99.99% system uptime and reliability, which allows our customers to reduce or eliminate the use of expensive and inefficient film images, thereby significantly reducing their total image management and distribution costs.

      Our customers are healthcare institutions ranging from small community hospitals and radiology imaging centers to large university teaching hospitals, including hospitals affiliated with integrated healthcare delivery networks, or IDNs. We provide our solution through multi-year service agreements under which we typically charge our customers on a fee-per-study basis, subject to monthly or annual minimum fees. Because we do not require up-front software fees, our customers are able to treat our solution as an operating expense rather than a major capital expenditure. Since August 2000, we have entered into agreements with more than 122 customers, representing more than 223 hospitals or other medical facilities, which we refer to as customer sites. Our customers include University of Pittsburgh Medical Center, The University of Texas M.D. Anderson Cancer Center, Kaiser Northern California, Carolinas Medical Center and Inland Imaging. We were profitable for the nine months ended September 30, 2004, and our total revenues during that period were $25.1 million, representing a 94% increase from our revenues for the first three quarters of 2003. As of September 30, 2004, we had a revenue backlog of more than $100 million, as compared to a revenue backlog of approximately $65 million as of September 30, 2003. The 2003 and 2004 industry reports from KLAS Enterprises, a healthcare information technology industry research firm, each rated us as the #1 overall PACS vendor in the United States based on a customer survey covering a broad range of criteria, including 40 separate performance indicators.

Industry Background

Healthcare Information Technology

      Cost constraints, staffing shortages and industry consolidation are driving increased demand for healthcare information technology solutions. In 2003, in the 14th Annual Healthcare Information and Management Systems Society Leadership Survey sponsored by Superior Consultant Company on behalf of HIMSS, a healthcare industry association focused on improving healthcare information technology, a majority of respondents indicated that technology would significantly improve worker efficiency to mitigate healthcare workforce shortages. Further, over the past ten years, we believe the majority of hospitals and healthcare institutions in the United States have become affiliated with IDNs. A key benefit of this consolidation has been the ability of network-affiliated hospitals to share patient information and related information technology resources across multiple hospitals, clinics and other points of care, driving a greater need for enterprise-wide technology solutions.

      The market for healthcare information technology products and services is large and growing. According to Frost & Sullivan, $43 billion was spent worldwide in 2003 on healthcare information technology, and it estimates that this total will grow to $50.3 billion by 2007. Gartner, Inc., a technology industry research firm, estimates that, within the healthcare information technology market, the two fastest growing sectors through 2007 will be software and information technology services. In addition, the 15th Annual HIMSS Leadership Survey conducted in 2004 and sponsored by Superior Consultant Company reports that hospital web-based access to technology is increasing, with more than 93% of respondents indicating the presence of an intranet at their hospital and 99% expecting to have an intranet in their hospitals by 2006.

Medical Image Management

      The number, variety and complexity of medical images are increasing. According to the Society for Computer Applications in Radiology expert hotline archive, or SCAR, more than 450 million radiology studies, each of which includes one or a series of related images, are performed annually in the United States. Radiology studies include analog and digital x-ray, computed tomography, or CT, scan, magnetic resonance imaging, or MRI, ultrasound and other imaging studies. According to SCAR experts, the number of total (analog and digital) radiology studies performed per year is growing at approximately 7% to 9%. We believe this increase is due to the continuing aging of the population, the migration of medical practice toward less invasive procedures that rely more heavily on medical imaging and sub-specialty physicians increasing their demand for radiology and other medical images. We believe that the number of digital radiology studies is increasing at a much higher rate, in part as a result of healthcare institutions replacing aging analog x-ray and other imaging equipment with digital equipment. Further, the size of digital imaging studies is increasing because continued technological advancement of digital imaging equipment has increased the number of images per digital imaging study. For example, a thoracic CT scan conducted using standards that have existed for many years would take images in increments of 10 millimeters and produce approximately 30 images, while newer scanners can take images in increments of 1.25 millimeters, generating approximately 240 images for the same scan.

      Traditional Film-Based Imaging. Traditionally, healthcare institutions have printed x-ray and other medical images on film and manually managed, stored and physically delivered them throughout a healthcare facility. Film-based image storage and management is inefficient. We estimate that, on average, approximately 20% to 35% of requests for x-ray films cannot be filled because the film is lost or otherwise unavailable, often requiring doctors to repeat an entire imaging procedure and the associated analysis. Manual distribution of images increases the likelihood that the images will not be available to a doctor when needed at the point of care. Further, film images limit the ability of physicians in different locations to view the same images simultaneously and collaborate on patient care. While the patient or his or her insurance provider generally reimburses the cost of the imaging procedure itself, the cost of managing and distributing images is a non-reimbursable operating expense.

      Picture Archive and Communications Systems (PACS). Because of the limitations of film-based imaging, over the last ten years some healthcare institutions have attempted to convert from film-based imaging to PACS. PACS is generally defined as the distribution, storage and viewing of digital images. The vast majority of digital medical images in the United States are produced in accordance with the Digital Imaging Communication in Medicine, or DICOM, standard, a standard adopted by the American College of Radiology and the National Electrical Manufacturers Association to provide standardized formats for image data and protocols for communication so that acquisition devices, workstations, and storage archives can easily share digital medical image files. As a result, PACS can work with imaging scanners of different types from various manufacturers. According to Frost & Sullivan, the worldwide market for PACS was $1.8 billion in 2003 and will grow to $4.5 billion by 2010. PACS, however, have failed to live up to customer expectations, generally suffering from the following limitations:

•	Poor enterprise-wide distribution of diagnostic-quality images. Distribution of diagnostic-quality images as large data files throughout a healthcare enterprise often places unacceptable demands on its computer network infrastructure. Healthcare institutions have to sacrifice speed of image loading and overall system performance and reliability in order to distribute full-resolution images.

•	Inability to scale to serve multi-site installations. IDNs and other healthcare institutions that want to share images across multiple hospitals and clinics, or that want to provide doctors with access to hospital systems from their offices or homes, have not been able to scale PACS to meet their needs. Extending a PACS across a multi-site installation has generally required capital-intensive infrastructure upgrades and has degraded overall system performance and reliability.

•	Slow, limited deployment. We believe that the installation of PACS typically takes longer than a year and often requires additional up-front expense and manpower to hardwire the hospital’s radiology department with special network cables and equipment so that the hospital’s computing network will be able to handle the increased distribution of data-rich medical image files. Departments outside of radiology, if they are to receive images at all, may take several additional months to deploy. Once the systems are in place, physicians and other users often require extensive training to learn the application.

•	Unreliable system performance. Proper patient care depends on timely delivery of medical images. If doctors cannot depend on the hospital’s PACS to be available to them wherever they may need it across the healthcare enterprise on a 24/7/365 basis, they will insist that the hospital continue to maintain a film library. We believe that the failure of other PACS to maintain near-perfect system reliability has affected the willingness of hospitals to adopt PACS.

•	Limited cost-effectiveness. PACS vendors typically sell or license their systems to hospitals for large, up-front fees or long-term leases, often in connection with sales of expensive hardware. These systems have typically required expensive infrastructure upgrades, such as UNIX servers. In addition, we believe that the majority of hospitals that have deployed other PACS offerings have been unable to eliminate the need for printing film images for delivery outside of radiology, resulting in duplicative costs. A 1999 report prepared by Concord Consulting Group, Inc., a research and consulting firm, estimated that the cost of managing and distributing each film study is approximately $24 for a hospital that has implemented PACS, but uses film to distribute, store and manage images outside of the radiology department.

      Because these installed systems have failed to realize the full potential of a digital medical imaging solution, the adoption of PACS remains low. According to Frost & Sullivan, an estimated 17.7% of hospitals in North America had PACS in 2003. The shortcomings of existing PACS have created a significant opportunity for a PACS solution provider that can quickly and cost-effectively deliver diagnostic-quality images across a hospital or multi-site healthcare institution.

Our Solution

      We have developed a digital image management solution that solves the limitations of other PACS. Our patented technology allows doctors to reliably and immediately access digital images across an entire healthcare enterprise, enabling hospitals to reduce or eliminate the use of expensive and inefficient film images. We believe our solution also enables our customers to improve diagnostic and therapeutic decision-making and increase efficiencies. We designed our solution and fee-per-study model to enable healthcare institutions to transition to a more efficient filmless, digital environment with minimal up-front costs, rapid integration into existing infrastructure. We offer our customers a 99.99% system uptime guarantee.

      Our solution, iSite PACS, has three components:

•	iSite Enterprise— a browser-based medical image and information management system that provides diagnostic-quality images on demand, anywhere across a hospital enterprise;

•	iSite Radiology— an advanced radiology diagnostic application; and

•	iVault— an always-online digital medical image storage system.

      Key advantages of our solution include:

•	Enterprise-wide distribution of diagnostic-quality digital images. Our core, patented technology enables the on-demand, enterprise-wide delivery of full-resolution images to standard PCs and workstations using the hospital’s existing information technology infrastructure. We believe that our solution enables doctors to make better therapeutic decisions, anytime, anywhere, by giving them immediate access to diagnostic-quality images, whether that be in radiology departments, operating rooms, emergency rooms, specialty clinics, physicians’ offices or physicians’ homes. Our solution also enables specialists to view medical images concurrently and to collaborate in real time with doctors at other locations to provide better patient care.

•	Easily scalable to multi-site installations. Our solution can be scaled from one hospital to multi-hospital IDNs and can support massive network activity generated by over one thousand concurrent users and millions of images distributed across multiple points of care.

•	Rapid deployment and easy integration. We provide flexible integration tools and a standards-based architecture for quick integration into existing hospital information technology systems and clinical applications without disrupting our customers’ network performance. Implementation of our iSite PACS solution generally takes less than five months. We developed our solution using intuitive, easy-to-navigate web-browser technology, so healthcare professionals can begin using our applications with little or no training.

•	Guaranteed 99.99% uptime. We believe that our commitment to keeping our life-critical systems up-and-running for our customers has been an essential factor behind our success to date. Doctors are not willing to eliminate the use of film unless they can count on near-perfect system uptime. We offer our customers a 99.99% system uptime guarantee, and over the last 12 months we have delivered 100% uptime to 98% of our customers. Our HeartbeatTM remote monitoring system has been designed to alert our centralized customer service organization to issues often before our customers are aware of them, enabling our 24/7/365 customer care team to proactively address issues before they impact system performance.

•	Demonstrated cost-effectiveness. We typically charge healthcare institutions on a fee-per-study basis with no up-front software or hardware fees. This allows our customers to adopt and implement our solution without a major capital investment in software or technology infrastructure. Because our enterprise-wide solution allows hospitals to eliminate film, our customers can compare film cost savings to our fees, and we believe that our solution significantly reduces the total cost of medical image management. For example, The University of Texas M.D. Anderson Cancer Center has estimated that it will save $30 million over eight years with our solution by eliminating costs associated with film management, distribution and storage.

Our Strategy

      Our goal is to be the leading provider of solutions for the distribution, management and storage of digital medical images. Key elements of our strategy include:

•	Deepen our relationships with our current customers. We believe there is significant potential to extend our solution within our existing customer base of IDNs and hospitals. Once our solution has been deployed in one hospital in an IDN, we have had success in selling our solution into other hospitals within that IDN. We also intend to convert our hospital customers that use iSite Enterprise to distribute medical images throughout the hospital into customers of our iSite PACS solution.

•	Expand our customer base to new IDNs, hospitals and geographies. We will continue to aggressively target regional and national IDNs, as well as hospitals with greater than 100 beds. We intend to increase our number of direct sales professionals across North America. We also believe there is a substantial market for our solution in other parts of the world, particularly in Europe, and we will target these regions by recruiting local sales and support professionals and by forming strategic alliances where appropriate.

•	Expand our solution beyond radiology into other hospital departments and sub-specialties. Our technology and architecture design allow us to manage, store and distribute data and images from multiple sources and departments such as cardiology, pathology and dermatology. We are developing specialized diagnostic tools to bring the operational benefits of digital image management to these additional departments and sub-specialties. We believe that developing these tools represents a significant growth opportunity.

•	Partner with technology providers partners to bring increased functionality to the Stentor platform. Using our open application programming interface, or API, which allows for the integration of our solution with those from other software developers, we intend to continue partnering with technology providers partners to extend our iSite PACS solution into new and growing areas to provide more and improved features through our technology platform, such as image-enabled electronic medical records, or EMR, computer-based physician order entry, or CPOE, three dimensional imaging, structured reporting for radiologists and speech recognition companies.

•	Continue technology leadership. We will invest in improving our core technologies and adding features and functionality to our solution so as to continue and extend our technology leadership in the field of digital medical image management, distribution and storage.

iSite PACS® and Related Services

      We offer our iSite PACS solution for image distribution, management and storage. We also make our iSite Enterprise image distribution system, which is a component of our full iSite PACS solution, available on a stand-alone basis. We also offer implementation and training services.

iSite PACS

      iSite PACS is a reliable, scalable, cost-effective solution that has three components— iSite Enterprise, iSite Radiology and iVault— to distribute, interpret and store diagnostic-quality medical images across a healthcare network. We provide iSite PACS primarily on a fee-per-study basis with monthly or annual minimum fees, so that customers pay a one-time fee for those studies that are stored through our systems, and then do not pay anything further for those studies, regardless of how many times doctors view the related images. The following diagram illustrates how our customers use iSite PACS:

      Image Distribution— iSite Enterprise. iSite Enterprise is a browser-based medical image and information management system that provides immediate full resolution, diagnostic-quality images on demand, directly to the point of patient care to all standard PCs anywhere across the healthcare enterprise. Physicians have access to all DICOM-compatible studies. iSite Enterprise provides clinicians with immediate access on any standard computer monitor to a patient’s entire clinical history to support medical decision-making, helping clinicians provide faster and more accurate care to their patients. We make iSite Enterprise available to customers on a stand-alone basis through month-to-month contracts. If a customer elects to deploy iSite Enterprise without deploying our full iSite PACS solution, the customer pays a one-time, per-study fee the first time each study is viewed using our system.

      iSite Enterprise features intuitive, easy-to-learn image-based navigation, allowing users to organize, navigate and search easily within the application. Using our API, iSite Enterprise integrates into other hospital applications, and can be embedded directly into a hospital’s EMR or other clinical information system, placing full-resolution medical images directly into a patient’s electronic file for easy access. iSite Enterprise features and functionality provide physicians with the tools necessary to make the right therapeutic decisions.

      Key features of iSite Enterprise and their associated benefits to our customers include:

Features	Benefits

Just-in-time image delivery	Distributes diagnostic-quality images anytime, anywhere throughout the enterprise without disrupting a customer’s network.

Displays on standard PCs and networks	Does not require expensive dedicated workstations or network upgrades.

Collaboration tools	Allows doctors at different locations to view images simultaneously and collaborate on patient care.

Diagnostic reports stored with studies	Enables physicians to view images referenced in reports that would otherwise be difficult to access.

Patient history timeline	Provides instant access to entire patient history.

Write to CD or DVD	Allows patients and clinicians to use the application outside the hospital network without risking the original copy.

Easy image integration into other applications for printing or presentations	Improves presentations and collaboration and teaching tools.

Security and extranets	Provides secure access for internal and external users.

Auditing, reporting and statistics	Enables view of all user and patient record activity, which aids in HIPAA compliance.

      Image Interpretation—iSite Radiology. iSite Radiology is an advanced radiology diagnostic application that provides a comprehensive, full-resolution diagnostic presentation of current and prior procedures and associated clinical information. iSite Radiology incorporates advanced diagnostic tools to manipulate and interpret images, thereby providing faster and more accurate diagnoses. It separates diagnostic image presentation and navigation, so high-quality diagnostic monitors can be dedicated solely to image display and interpretation, thereby increasing image quality and overall reading efficiency. The iSite Radiology user interface is intuitive and easy-to-use, and provides an image-based timeline of an entire patient history, allowing the radiologist to view any exam and associated report. User-specific settings decrease the time needed to arrange, order and display images and allow radiologists to customize and save their specific settings. iSite Radiology uses radiology workstations that our customers purchase directly from other vendors, such as IBM and Barco.

      Key features of iSite Radiology and their associated benefits to our customers include:

Features	Benefits

Separates navigation and image display	Improves diagnostic efficiency and increases speed.

Intuitive graphical user interface	Provides users with one-click access to any function or study.

Supports color monitors	Supports display of color scanners.

Custom display protocols	Allows for customizable monitor layout based on a radiologist’s display preferences.

Patient history timeline	Provides easy access to a patient’s entire radiological history, including images and reports.

Integrates with dictation applications	Enables third-party applications for dictation.

      Image Storage—iVault. iVault is an always-online digital medical image storage system that supports millions of studies per year and more than a thousand concurrent iSite Enterprise and iSite Radiology clients across multiple sites. iVault eliminates the bottlenecks of retrieving prior studies from offline storage media and routing images to specific workstations based on pre-set rules, both of which are common in most PACS storage products. iVault makes all images immediately available to all users. The system is based on modular implementation of standard, network-attached storage units that do not require manual loading of DVDs or other storage media. This modular architecture provides scalable storage to support the needs of a single stand-alone institution and distributed configurations to support the requirements of fully integrated healthcare networks. We deploy the iVault hardware at our customers’ sites and our customers retain full ownership and control over all of its data, but we retain ownership of the equipment.

      Key features of iVault and their associated benefits to our customers include:

Features	Benefits

All images stored on direct-attached storage disks	Ensures delivery of images from new or prior exams in three seconds or less.

Central database	Provides automatic synchronization of all data across the enterprise.

Single database for all images	Manages images across all imaging domains.

Clustered servers	Offers full redundancy.

Accepts images from other PACS	Allows easy transfer of digital images from other PACS.

Off-site disaster recovery	Enables restoration of critical data within 96 hours.

Modular architecture	Enables institution to scale as necessary.

Implementation and Training

      Our dedicated integration teams facilitate deployment into healthcare institutions and networks. Our standard implementation includes network site planning, project management and system acceptance services. Because we do not have the architectural limitations of other PACS vendors, such as multi-tiered hierarchical storage architecture, we can implement our solution within a range of four to six months, which we believe is less than half the time required on average in our industry. Our solution is designed to integrate with existing scanners, information systems and other technology infrastructure based on the imaging standard Digital Communications in Medicine, or DICOM, and the patient demographic standard Health Level 7, or HL7, a healthcare-specific communication standard for data exchange between computer applications.

      Our clinical applications teams provide customers with the training required to use and administer our systems effectively. The applications teams develop customized training programs in conjunction with each customer in order to best meet their needs. We provide on-site and remote training.

Operations and Customer Care

      We believe that maintaining our commitment to near-perfect uptime and delivering superior customer care are critical to retaining and expanding our customer base. We offer guaranteed 99.99% uptime to our customers, which provides for discounts to the extent that our solution is unavailable to authorized users of that system. Downtime resulting from causes beyond our reasonable control, such as power failure, disruptions in our customers’ networks or telephone service, fires, strikes or governmental restrictions, and from scheduled system maintenance, such as updates, upgrades and basic preventative maintenance, is excluded from the uptime calculation. The longer a system is unavailable in a given month, the greater the discount that we will provide to the customer for that month, although we do not offer discounts in excess of a customer’s fees for the month. We typically provide our customers with a termination right if system uptime is below a certain threshold for three consecutive months, although none of our customers has had sufficient system downtime to trigger this right. We maintain a centralized team of customer care specialists available 24/7/365 at our headquarters in Brisbane, California, which allows us to share knowledge easily among team members and deliver a consistently high level of customer support. From our headquarters, we can monitor, maintain and, if necessary, rapidly respond to issues that could potentially impact our customers’ system performance. We anticipate potential issues and deploy software patches to reduce the occurrence of these events. We believe that maintaining a centralized customer care center is unique to Stentor, while our competitors’ systems require more expensive, dedicated on-site field support. We do use on-site personnel in the field for product implementation and training. In addition to our customer care center and our implementation and training personnel, we rely on our Heartbeat remote monitoring system and our disaster recovery facilities to keep our customers’ installations running effectively. To the extent that on-site hardware support is required, we have contracted with IBM to provide on-site support within four hours across the United States, a response time that would be exceedingly difficult for a company of our size to provide. We believe that our ability to provide our clients with access to reputable, third-party hardware service and support on extremely short notice enables us to ensure that our customers receive a high level of customer service without requiring us to make significant investments in field support personnel. Because we do not need to deploy field support engineers, we can scale our own support infrastructure easily to serve additional customers, no matter where they are located.

HeartbeatTM Remote Monitoring System

      iSite Enterprise, iSite Radiology and iVault all utilize our proprietary Heartbeat remote monitoring technology. Heartbeat regularly monitors all our customers’ installations remotely through a virtual private network, or VPN, connection to the hospital sites, and alerts our 24/7/365 customer care team to issues often before our customers are aware of them. We can support our customers’ installations remotely using the same VPN link. Our Heartbeat system alerts our customer care team of unforeseen conditions in any of our customers’ systems, enabling them to respond before the issue impacts patient care and operations, which allows us to offer guaranteed 99.99% system availability. The Heartbeat system also helps us to minimize errors upon upgrades of our solution, irrespective of their complexity.

Disaster Recovery Facilities

      Our disaster recovery data centers’ primary mission is to provide off-site disaster protection for the customer’s imaging data that complies with the Health Insurance Portability and Accountability Act of 1996, or HIPAA. We have contracted with IBM’s e-Business hosting centers to provide secure facilities for storage and access to backup data. We currently contract for facilities in San Jose, California and Dallas, Texas. Both facilities are monitored 24/7/365 from our customer care center in Brisbane, California. We expect to add a disaster recovery data center in Europe in the near future to facilitate compliance with European and other data privacy regulations. To date, we have not had to restore data from any of our disaster recovery facilities.

Technology, Research and Development

iSyntax Technology

      Other PACS face a trade-off between image quality and system performance. They are built on the assumption that they must deliver a complete image to the user before he or she needs it. In order to distribute full-resolution images, these systems require the use of dedicated high-end networks, complex routing algorithms and file compression systems, often called “lossy” compression, that do not preserve the full resolution of digital images to address the strains they place on network infrastructure. They often require expensive workstations to manipulate, store and view large image data files. They can only distribute reduced-resolution images to all standard PCs across the enterprise in a way that does not disrupt system performance.

      Our patented technology, which we refer to as iSyntax, is employed in each component of our iSite PACS solution. iSyntax is a “lossless” compression technology based on mathematical representations of images called wavelets. Wavelets contain far less data than the full image upon which they are based, yet preserve all of the details of the full image. Our iSyntax technology implements wavelets in a way that allows us to deliver to each user instantaneous access to as much of the image data as required to maximize the viewer’s monitor display capabilities. As the user explores the image, the server delivers additional data as it is required to display in maximum fidelity the region of the image being viewed. iSyntax allows us to avoid distributing the entire, data-rich image file across the network each time a healthcare professional wants to access the image, resulting in a dramatic reduction of the impact to network infrastructure and the memory requirements of the workstations used to view the images. This advanced technology delivers diagnostic-quality medical images over existing hospital networks to over a thousand concurrent users, using standard computer equipment, without compromising speed or image quality and without disrupting the network, thereby making large infrastructure upgrades unnecessary. It also allows us to incorporate detailed image icons directly into our user interface without any corresponding impact to network utilization, resulting in a more intuitive graphic user interface that is easy for doctors to learn and navigate.

      Two of our founders, Paul Chang, M.D., Director of Radiology Informatics at the University of Pittsburgh Medical Center, and John Huffman, our Chief Technical Officer, developed the underlying technology for iSyntax at the University of Pittsburgh. This technology, called dynamic transfer syntax or DTS, provided a flexible way to represent, store and deliver images digitally. We secured an exclusive, royalty-free license from the University of Pittsburgh to use this technology.

iSyntax works by encoding the original image to create a lossless, flexible representation of the image data. The image is full-resolution.

Our system optimizes network performance by delivering images just-in-time from the server, while still providing full-resolution, diagnostic-qualify images, even when navigating through complex, multi-megabyte, multi-slice data sets.
The server delivers just the amount of data required to utilize the client monitor’s display capabilities, allowing doctors to view diagnostic-quality images on-demand anywhere across the entire healthcare enterprise, without disrupting the network.

iSite Application Programming Interface (API)

      iSite’s flexible application programming interface, or API, enhances our ability to integrate with other applications to deliver a higher level of performance and customization to our customers. Our solution is standards-based and is designed to be integrated with other applications, including EMR, CPOE, speech recognition, three-dimensional imaging and structured reporting, allowing our customers to use multiple applications on one desktop. We have already entered into reseller or joint marketing agreements with companies such as Epic and Meditech Medical Information Technology, Inc. to provide image-enabled EMR, Medicalis, Inc. for a CPOE system, Dictaphone Corp. to provide speech recognition and dictation capabilities, and Voxar, Inc. to provide three-dimensional imaging capabilities, and we intend to enter into agreements with additional companies to provide more and improved features through our technology platform. These agreements allow us to provide more complete functionality for our customers, but we do not earn a material amount of revenue from these agreements. The agreements are generally terminable within one year.

Architecture

      We employ a modular image and information management architecture, which allows economical scaling for healthcare facilities conducting up to 1,000,000 digital imaging studies or more per year, while providing real-time distribution of images and information to hundreds of concurrent users in stand-alone or multi-site facilities. We make our customers’ data available to them online via network-connected storage modules, which means data and images are instantly available to physicians whenever needed. Our primary storage modules keep approximately one week’s worth of data on standard, commercially available servers stored on-site at the customer’s facility. Simultaneously the data is sent to a separate, medium-term storage unit, which stores up to six months of image data, and a long-term storage unit, which stores the image data for seven years. Our primary and long-term storage modules, as well as all configuration data, are backed up over dedicated lines and virtual private networks to tape libraries at a disaster recovery data center as part of an integrated customer disaster recovery plan.

      Our architecture is designed to integrate with hospital information systems and with radiology information systems providing customized worklists for referring physicians, radiologists and technologists. This integration enables two-way reconciliation of clerical data entry errors.

      All software is developed in compliance with ISO 9001, EN 46001 and Food and Drug Administration, or FDA, quality standards and processes. Our hardware systems are supported by IBM’s 24/7/365 support infrastructure.

Research and Development

      We schedule approximately one major upgrade and one minor upgrade of our solution per year. We conduct annual user group conferences with our customers to elicit feedback on optimization, prototyping and operational processes of our solution. We then evaluate the solution at customer sites to test and refine features and functionality in a clinical setting.

      We compete aggressively for talent and strive to hire the best people to help us drive innovation, technology development and operations. We intend to devote development resources to create specialized diagnostic tools for new departments and sub-specialties, such as cardiology, dermatology and pathology. We also intend to develop additional features and functionality in areas such as three-dimensional imaging, speech recognition and collaboration. We incurred research and development expenses of $3.3 million in 2001, $3.8 million in 2002, $5.3 million in 2003 and $4.6 million in the nine months ended September 30, 2004.

Sales and Marketing

Sales

      We sell our solution primarily through our direct sales force. We are able to succeed with a relatively small sales team due to an effective marketing program and to our ability to sell into IDNs and then proliferate through the IDN once our system has been deployed in hospitals that participate in the integrated network. In addition, part of our success in selling our iSite PACS solution is attributable to our iSite Enterprise system, which we often offer on a stand-alone, free trial basis, before we deploy our full iSite PACS solution. We have found this “Enterprise First” deployment strategy to be an effective tool to educate potential customers about the benefits of our solution, and most of the prospective customers for which we have deployed a pilot iSite Enterprise program have purchased not only iSite Enterprise, but our iSite PACS solution as well.

      Our solution is currently deployed in 35 of the nation’s major integrated health networks representing approximately 925 hospitals across North America. We have also installed our technology at hospitals in the Netherlands and Germany. Hospitals in Denmark, Spain, Sweden and Switzerland are evaluating our iSite

PACS solution, including iSite Enterprise on a stand-alone basis, using our risk-free pilot program, or have already contracted for our services. Our systems were developed to scale smoothly from one hospital to many, a capability which we believe will facilitate the adoption of our solution throughout these healthcare networks.

Marketing

      Our marketing strategy is designed to generate qualified sales leads and build awareness of Stentor as the leading provider of solutions for the distribution, management and storage of digital medical images. Our marketing efforts focus on leveraging our highly visible customer base and industry word-of-mouth referrals. Our key marketing initiatives include:

•	Presence at key industry radiology, medical imaging and healthcare technology trade shows, including the annual meeting of the Radiological Society of North America, or RSNA;

•	Advertising in key medical imaging and healthcare technology magazines;

•	Ongoing road show seminar series in each of our defined sales regions; and

•	Web-based seminars targeted at key hospital decision makers.

IDX Systems Corporation

      IDX offers a proprietary radiology information system, or RIS, and other healthcare information products and services designed to align physicians and hospitals, streamline patient flow, enhance quality and reduce costs. IDX products are installed at over 2,200 client sites, including more than 280 IDNs representing over 370 hospitals. Through our reseller agreement with IDX, IDX sells our iSite PACS solution under its Imagecast brand along with its RIS, and pays us royalties on the basis of such sales. We incorporate workflow components of IDX’s RIS technology into our solution and pay IDX royalties on those sales. Under our agreement with IDX, it may continue to resell our solution through 2015, and it serves as the exclusive reseller of our solution to its existing customer base through May 2005. IDX installs and implements our solution at its customers’ sites and provides customer support, although in some instances IDX asks us to provide support directly to its customers. Sales of our solution by IDX represented 12% of our total revenues for the nine months ended September 30, 2004.

Customers

      Our customers include many of North America’s leading hospitals. Thirteen of our customers were included in the 2004 U.S. News & World Report’s “America’s Best Hospitals.” Since launching our iSite Enterprise image distribution system in August 2000 and our iSite PACS solution in March 2002, we have grown our customer base to cover over 223 customer sites as of December 31, 2004, which include small community hospitals, imaging centers, large academic teaching hospitals and government and military hospitals. Eighty percent of our customers are affiliated with an IDN. The number of images managed annually by each of our customers ranges from 3,000 to over 1,000,000.

      Frost & Sullivan estimates that we obtained an 11.4% market share of new PACS contracts signed in North America in 2004 and that, of the nine PACS vendors they studied, we had the second-largest market share with respect to North American PACS contracts signed in 2004.

      The following is a sampling of our largest customer sites by category based on revenue for the nine months ended September 30, 2004:

Small- to Medium-Sized
Community Hospitals	Large Community Hospitals	University Teaching
(50-300 beds)	(301-500 beds)	Hospitals (more than 500 beds)

Bothwell Regional Health Center
Sedalia, Missouri

Bristol Hospital
Bristol, Connecticut

Holy Spirit Hospital
Camp Hill, Pennsylvania

Jefferson Memorial Hospital
Ranson, West Virginia

Kaiser Permanente Santa Clara
Santa Clara, California

Latrobe Area Hospital
Latrobe, Pennsylvania

St. Luke’s Hospital
Duluth, Minnesota

St. Nicolas Hospital
Sheboygan, Wisconsin

William Backus Hospital
Norwich, Connecticut	Carolinas Mercy Hospital
Charlotte, North Carolina

Henry Ford Wyandotte Hospital
Wyandotte, Michigan

Kaiser Permanente Walnut Creek
Walnut Creek, California

Providence St. Peter Hospital
Olympia, Washington

Providence St. Vincent
Medical Center
Portland, Oregon

St. Mary’s Hospital
Grand Junction
Grand Junction, Colorado

Torrance Medical Center
Torrance, California

Twelve Oaks Medical Center
Houston, Texas

Virginia Mason Medical Center
Seattle, Washington	MD Anderson Cancer Center
Houston, Texas

Sacred Heart Medical Center
Spokane, Washington

St. Luke’s Hospital
Kansas City, Missouri

Texas Children’s
Houston, Texas

UC Davis Medical Center
Sacramento, California

University of Connecticut
Health Center
Farmington, Connecticut

University of Iowa
Iowa City, Iowa

University of Mississippi
Jackson, Mississippi

University of Texas Health
Tyler, Texas

UPMC Shadyside
Pittsburgh, Pennsylvania

      The following selected customers, many of which have purchased our solution for use at multiple customer sites, represent different types of hospitals and IDNs for which our solution has met unique needs:

      University of Texas M.D. Anderson Cancer Center. The University of Texas M.D. Anderson Cancer Center is one of the top cancer centers in the United States and has ranked among the nation’s top two cancer hospitals in U.S. News & World Report’s “America’s Best Hospitals” survey since the inception of the survey 15 years ago. In selecting us to replace its existing PACS, M.D. Anderson sought to eliminate the inefficiency and overhead associated with film-based diagnostic images. Using our flexible API, M.D. Anderson integrated iSite Enterprise into ClinicStation, its internally developed clinical information retrieval system and later upgraded to our iSite PACS solution. ClinicStation makes patient data and diagnostic images immediately available from any PC connected to the center’s network. M.D. Anderson reviews over 200,000 procedures per month and supports over 1,000 concurrent users. It is eliminating reliance on film and, as a result, estimates to deliver $30 million in savings over eight years.

      Kaiser Permanente Health Medical Group. Kaiser Permanente Health Medical Group is the largest medical group in the country, with 170 radiologists and more than 5,000 clinicians providing health care to 3.2 million members of Kaiser Permanente healthcare plans in Northern California. Kaiser Permanente’s “KP Hawk” enterprise image distribution project was rolled-out over two years with Stentor’s iSite Enterprise image distribution system providing emergency coverage to all Kaiser Permanente Northern California facilities. The program allows a radiologist at any Kaiser Permanente medical center to view images across the entire Kaiser Permanente Northern California region. Following the success of the KP Hawk program, Kaiser deployed our iSite PACS solution, and is creating one of the largest virtual radiology environments in North America.

      VA Ann Arbor Healthcare System. The Veterans Administration Ann Arbor Healthcare System provides care to veterans residing in lower Michigan and northwestern Ohio through a facility in Ann Arbor and at community-based outpatient clinics in Toledo, Ohio, and Jackson and Flint, Michigan. VA Ann Arbor’s x-ray film system costs were increasing rapidly and it was looking for a faster way to get images to doctors. It deployed iSite Enterprise in 2000 to deliver imaging studies over an intranet without requiring a network upgrade, and upgraded to iSite PACS in 2002. Its staff can now access diagnostic-quality images across its multi-site network on standard PCs.

      Providence Health System. Providence Health System is one of the largest health systems on the American West coast, extending across Alaska, Washington, Oregon and California. Two Providence hospitals initially implemented iSite Enterprise to distribute instant diagnostic-quality images across a multi-network health system. Based on the results of that deployment, ten of the eighteen hospitals within the network have implemented our iSite PACS solution. Of the products that Providence evaluated, our iSite PACS solution was the only one with an architecture that would allow one distributed database to connect integrated hospitals over their wide area network, or WAN, environment. Our solution enables Providence’s imaging departments to accommodate a larger patient volume more efficiently, and sites within the Providence network have eliminated film in radiology, the emergency room and many other departments.

      Henry Ford Health System. Henry Ford Health System, Michigan’s sixth-largest employer, handles over 2 million patient visits annually. Henry Ford Health System’s radiology department generated over 550,000 radiology procedures in 2003. Henry Ford Health System deployed our single server architecture that enables immediate access to diagnostic-quality images across the system, regardless of location. In the first year, they demonstrated operational efficiencies and estimated savings of more than $3 million in film processing and imaging costs.

      Torrance Memorial Medical Center. Torrance Memorial is a fully accredited, full-service, 377-bed, non-profit community medical center in Southern California that serves more than 300,000 people a year. When Torrance Memorial began its search for a PACS in 2000, the staff lacked a general consensus on PACS strategy and had very little experience with PACS. Our pilot evaluation program gave Torrance Memorial the opportunity to evaluate fully the impact of PACS on its existing environment without financial risk. Since installing iSite PACS, Torrance Memorial’s staff has seen dramatic improvements in their workflow, eliminating two-thirds of the steps previously required to get a procedure from the imaging equipment to the radiologist and referring physician.

      Our largest customer during the nine months ended September 30, 2004, the University of Pittsburgh Medical Center, or UPMC, is also a related party. We entered into an amended agreement with UPMC that takes effect in January 2005 to provide our iSite PACS solution to inpatient facilities and clinics that are part of the UPMC organization. The agreement has a five-year term, and UPMC has an option to renew the term for either one additional five-year period or for consecutive one-year periods. Under the terms of the agreement UPMC will pay Stentor an annual fee during the term, and that fee has been determined based upon estimated aggregate study volume. UPMC may add or remove inpatient facilities from the scope of the agreement during the term with a corresponding adjustment to the annual fee based on the annual study volumes of the added or divested facilities as a percentage of the total UPMC organization’s estimated annual study volumes. Under the agreement, we commit to provide 99.99% uptime to the facilities and clinics that we serve.

Competition

      The market for image and information management systems is highly competitive and characterized by rapidly changing technology, evolving user needs and frequent product introductions. The PACS market in particular is characterized by consolidation and strategic alliances. The market is growing, and the development of new technologies has led to the growth of specialized software and hardware providers targeting different types of customers. Several such providers have been acquired by larger vendors. Our current principal competitors include: healthcare information technology companies such as McKesson, Cerner and IDX; hardware component suppliers such as GE Healthcare, Siemens, Fuji, Philips, Kodak and Agfa; and smaller, specialized imaging product providers like Amicas, DR Systems and Emageon. Frost & Sullivan estimates that, of the nine PACS vendors they studied, Stentor had the second-largest market share with respect to North American PACS contracts signed in 2004.

      We believe the principal competitive factors in the PACS market include the following:

•	Low initial investment to purchase and implement the system;

•	Ease of integration with existing applications, infrastructure and imaging equipment;

•	Speed of implementation;

•	Total cost-effectiveness;

•	Performance and scalability;

•	Product functionality;

•	Customer support and uptime;

•	Quality of training and implementation services; and

•	Vendor reputation, financial resources and stability, operating history and brand recognition.

      We believe that we currently compete favorably on most of these factors, but our industry is evolving rapidly and is becoming increasingly competitive. Larger, more established companies, most of whom have significantly more financial and other resources than we do, are focusing increasingly on medical image and information management, which may affect our ability to compete successfully in the future.

Intellectual Property

      We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology.

      Two of our founders, Paul Chang, M.D., Director of Radiology Informatics at the University of Pittsburgh Medical Center, and John Huffman, our Chief Technical Officer, developed the underlying technology for iSyntax at the University of Pittsburgh. We own, co-own or hold exclusive, royalty-free licenses to four patents covering our core iSyntax technology and its system to provide immediate delivery of diagnostic-quality images over low-bandwidth connections and its image-based user interface. These patents expire between July 2018 and January 2020. We also own, co-own or hold exclusive, royalty-free licenses to six pending patent applications. Two of the pending patent applications are continuations of existing patents covering image compression and delivery and seek additional protection for the underlying inventions, while the other four applications seek to cover navigation and user interface features of our iSyntax technology and additional aspects of image delivery.

      If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our solution. Licenses of third-party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our solution. If we fail to protect our proprietary rights adequately, our competitors could offer similar products or services, potentially significantly harming our competitive position and decreasing our revenues.

Regulatory Considerations

      iSite PACS is statutorily defined as a “medical device” and, therefore, is subject to regulation and oversight by the U.S. Food and Drug Administration, or FDA, the California Department of Health Services Food and Drug Branch, or CDHS, and similar foreign regulatory authorities.

FDA Premarket Clearance and Approval Requirements

      Premarket Approval. Before we can introduce a new product categorized as a medical device into the U.S. market, we must obtain FDA clearance through premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. The FDA classifies medical devices into three risk-based levels with increasing levels of regulation. Devices deemed to pose relatively less risk are placed in either Class I or II, which may require the manufacturer to submit a premarket notification requesting permission for commercial distribution. We have determined that our iSite PACS solution is classified as a Class II medical device under the applicable FDA guidelines, and the FDA has granted us a 510(k) clearance for our iSite PACS solution.

      Resubmission for Substantial Changes. Any modification that could significantly affect the safety and effectiveness of our solution would require a new 510(k) clearance. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer’s decision and the agency may retroactively require the manufacturer to seek 510(k) clearance. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device, or both, until 510(k) clearance is obtained. We have made major modifications to our solution over the years and, using the guidelines established by the FDA, we filed new 510(k) submissions in connection with two of the major modifications. We regularly evaluate our solution for any required resubmission.

      Pervasive and Continuing Food and Drug Administration Regulation. FDA regulations applicable to our solution require us to:

•	create, implement and follow specified design, development, testing, process control, documentation and other quality assurance procedures;

•	report some types of adverse and other events involving our solution; and

•	refrain from promoting our solution for unapproved uses.

      We believe we are in compliance with the applicable FDA guidelines, but we could be required to change our compliance activities or be subject to other special controls, such as additional performance standards, patient registries and other FDA guidelines that do not currently apply to our solution, if the FDA changes its existing regulations or adopts new requirements.

      We are subject to inspection and market surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply adequately, the agency can institute a wide variety of enforcement actions, ranging from a public notice of violation or a warning letter to more severe sanctions such as withdrawal of regulatory clearances, product recalls, replacements or refunds, seizures, fines or criminal prosecution. The FDA can also require us to repair, replace or refund of the cost of any medical device that we distribute. If we fail to comply with applicable requirements, we may face enforcement action that could have an adverse effect on our reputation and our business.

Other Federal and State Regulations

      We were also required to obtain a manufacturing license from the California Department of Health Services, or CDHS, before we began marketing our solution, and are subject to CDHS audits to ensure that we are compliant with all FDA regulations.

      As a participant in the healthcare industry, we are subject to extensive and frequently changing regulations under many other laws administered by governmental entities at the federal, state and local levels. Our healthcare service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

      There is substantial state and federal regulation, such as HIPAA, of the confidentiality of patient medical records and the circumstances under which such records may be disclosed to or processed by us as a consequence of our contacts with various health providers. Although compliance with these laws and regulations is presently the principal responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are rapidly evolving. Additional legislation governing the dissemination of medical record information also has been proposed and may be adopted at the state level. The administrative simplification provisions of HIPAA set standards for electronic transactions, code sets, data security, unique identification numbers and privacy of individually identifiable health information, which could materially impact our business. We have made changes to our solution and business operations to support our customers’ compliance with HIPAA privacy, security and electronic transactions regulatory requirements. We have implemented administrative procedures to address security, including requiring our personnel to lock unattended computers, properly secure and dispose of confidential information and safeguard passwords. All of our personnel are required to receive regular training regarding our security procedures, and we are audited for compliance by internal and external auditors as part of our periodic ISO compliance efforts. Our physical safeguards include limiting the number of entrances to our building, requiring every visitor to sign-in and wear an identification badge while in our facility, requiring escorts for visitors, installing surveillance cameras, using photo identification and security access badges for employees, establishing security badge controlled access to locations within our building where individually identifiable information may be present and installing alarms and self-locking doors. Our technological safeguards include using passwords and controlled access to network locations where individually identifiable health information resides, encrypting sensitive data and using antivirus software. During the past several years, the healthcare industry also has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. We are unable to predict what, if any, effect such regulation will have on our business.

      We may face additional issues in connection with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, which gives governmental authorities the right to access patient information. Proposed legislation in the Canadian province of British Columbia would prevent governmental entities of that province, including one of our current customers, from storing personal information in the United States. We are taking steps to establish disaster-recovery and other storage facilities outside of the United States in order to address potential privacy concerns of non-U.S. customers related to the USA PATRIOT Act, but we are unable to predict what, if any, the impact the USA PATRIOT Act will have on our ability to obtain and retain customers outside of the United States.

Foreign Regulations

      European Union Regulation. The primary regulatory environment in Europe is that of the European Union, which consists of 25 member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, labeling and adverse event reporting for medical devices. A device that complies with the requirements of a relevant directive is entitled to bear a mark, called a CE Marking, and to be commercially distributed throughout the European Union. The CE Marking is required on all medical products sold and used in the European Union, and is also recognized by many countries outside the European Union. In Europe, our PACS is considered a Class I medical device and is currently eligible to bear the CE Marking.

      Canadian Regulation. The Canadian Health Department has granted us a license to distribute our solution throughout Canada.

      Other Foreign Regulation. In the future, our solution may also be regulated by other foreign governmental agencies. Some countries grant reciprocity for our U.S. and European clearances. We plan to seek approval to sell our solution in additional countries.

Employees

      As of December 31, 2004, we had 128 full-time employees. Of our 128 employees, 32 are dedicated to research and development activities and 30 are dedicated to sales and marketing. None of our employees is subject to a collective bargaining agreement, and we believe our relations with our employees are good.

Facilities

      We lease approximately 31,500 square feet of office space in Brisbane, California under a sublease expiring in August 2007, and a small office in Utrecht, the Netherlands. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations on acceptable, commercially reasonable terms.

Legal Proceedings

      We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth the name, age and position of each of our executive officers, directors and key employees as of December 31, 2004:

Name	Age	Position

Jeffrey Otten	53	Chief Executive Officer and Director
Oran Muduroglu	42	President, Chief Operating Officer and Director
Guy Anthony	48	Chief Financial Officer and Treasurer
Dana Cambra	46	Vice President of Engineering
Richard Dyke	42	Vice President of Sales
John Huffman	47	Chief Technical Officer
Christopher Hughes	36	Vice President of Operations
Matthew Long	43	Vice President of Marketing
Jonathan Reis	39	Chief Software Architect
Davidi Gilo(2)(3)	47	Chairman of the Board of Directors
William Golden(2)	55	Director
Emiko Higashi(1)	46	Director
Jerry Kennelly(1)	54	Director
John McArthur(2)(3)(4)	70	Director
Timothy Mills(1)(2)	48	Director
Ronald Schilling(3)	63	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

(4)	Elected to our board of directors in January 2005.

     Jeffrey Otten has served as our Chief Executive Officer and a director since February 2004. From 1994 until March 2002, Mr. Otten was Chief Executive Officer of Brigham and Women’s Hospital, a non-profit teaching division of Harvard Medical School. Mr. Otten has served on numerous non-profit boards, including the University HealthSystem Consortium, which he chaired in 2001, the Massachusetts Hospital Association, which he chaired in 2000, and the Council of Teaching Hospitals of the Association of American Medical Colleges. Mr. Otten serves as Chairman of Ardais Corporation, a provider of clinical genomics resources to biomedical researchers, and was the founding Chairman of HospitalCareOnline, Inc., an online healthcare delivery system. Mr. Otten is a Senior Fellow of the Oliver Wendell Holmes Society of Harvard Medical School. Mr. Otten received a B.A. from California State University, Los Angeles, an M.A. in Sociology from the University of California, Los Angeles and an M.B.A. from the University of California, Los Angeles.

      Oran Muduroglu is one of our co-founders. Mr. Muduroglu has served as our President and Chief Operating Officer since February 2004, and he served as our Chief Executive Officer from December 1998 to February 2004. He has been a director since our inception in December 1998. From 1991 to November 1998, Mr. Muduroglu was Vice President of Sales and Marketing at Cemax-Icon, Inc., a vendor of original equipment manufacturer, or OEM, software for medical imaging and medical image processing that was subsequently acquired by Imation Corp. From January 1988 to January 1991, Mr. Muduroglu was a Product Manager at Toshiba America Medical Systems, a developer of CAT scanners. Mr. Muduroglu received a B.S. in Engineering from King’s College, London University.

      Guy Anthony has served as our Chief Financial Officer and Treasurer since September 2002. From September 2000 to July 2002, Mr. Anthony was Director of Business Planning for the Optical Products Group at Intel Corporation, a computing and communications products company. Prior to that, Mr. Anthony held the positions of Assistant Treasurer for Mergers and Acquisitions, Group Controller for the Microprocessor group, Finance and Administration Director for Intel’s Asia Pacific region and Controller of Memory

Components Manufacturing, as well as several other finance and operations positions dating back to 1980. Mr. Anthony received a B.A. in economics and mathematics from Albion College and an M.B.A. from Harvard Business School.

      Dana Cambra has served as our Vice President of Engineering since September 2002. From February 2002 to September 2002, Mr. Cambra was Vice President of Engineering and Operations at Visto Corporation, a provider of wireless messaging solutions. From March 2000 to November 2001, Mr. Cambra was Vice President of Engineering for iScribe Inc., a provider of mobile and Web clinical applications for physicians. From July 1996 to February 2000, Mr. Cambra was Director of Software for Acuson Corporation, a manufacturer of medical diagnostic ultrasound equipment and subsidiary of Siemens Medical Solutions. Mr. Cambra received a B.S. in engineering from the Massachusetts Institute of Technology and an M.S. in engineering from the University of California, Berkeley.

      Richard Dyke has served as our Vice President of Sales since June 2003. From September 2001 to March 2003, Mr. Dyke worked at StorageNetworks, Inc., a storage service provider company as Western Sales Director. From 1986 to September 2001, Mr. Dyke worked at EMC Corporation, an information storage and management company, most recently as Regional Vice President of Sales, Western Region. Mr. Dyke held several other management positions with EMC, including; Area Manager, Enterprise Accounts and District Manager, Enterprise Accounts. Mr. Dyke received a B.A. from the University of Massachusetts.

      John Huffman is one of our co-founders. Mr. Huffman has served as our Chief Technology Officer since December 1998. From July 1995 to October 1998, he served as Engineering Department Manager and Medical Market Manager of the Corporate Research and Development Group of Silicon Graphics, Inc., a provider of computing, storage and visualization technology. Mr. Huffman was a co-founder and from December 1987 to January 1995 served as Chief Technology Officer of Aware, Inc., a developer of image and video compression systems. From February 1986 to December 1987, Mr. Huffman worked in the artificial intelligence groups at Microelectronics and Computer Technology Corporation, a research and development consortium, and from September 1982 to February 1986, worked at Thinking Machines Corporation, a scalable computer design and parallel software development company. Mr. Huffman received a B.A. from the University of Chicago.

      Christopher Hughes has served as our Vice President of Operations since September 2003, and as our Director of Engineering from September 2000 to August 2003. From 1996 to August 2000, Mr. Hughes was Vice President of Engineering at Trilix Information Systems, Inc., a developer of healthcare information integration software, which he co-founded and was later acquired by eMed Technologies Corp. Mr. Hughes received a B.S. from San Jose State University and an M.S. in computer science from Stanford University.

      Matthew Long has served as our Vice President of Marketing since June 2000. From March 1999 to May 2000, Mr. Long was Vice President of Marketing at Cemax-Icon, Inc., a PACS, company owned by Eastman Kodak Company. Prior to that Mr. Long held several management positions with Cemax-Icon, including: European Business Manager, Director of Marketing and Product Manager. Mr. Long received a B.S. from the University of Santa Clara.

      Jonathan Reis is one of our co-founders. Mr. Reis has served as our Chief Software Architect since September 2002 and as our Director of Engineering from December 1998 to September 2002. From August 1992 to December 1998, Mr. Reis served as the engineering project manager for Cemax-Icon Inc., a vendor of OEM software for medical imaging and medical image processing that was subsequently acquired by Imation Corp. Previously, Mr. Reis held the position of product manager for sales and marketing at 3M. Mr. Reis received a B.E.Sc. from the University of Western Ontario and an M.E.Sc. in Electrical Engineering from the University of Western Ontario.

      Davidi Gilo has served as Chairman of our board of directors since February 2003. Since 1995, Mr. Gilo has served as Chairman of Gilo Ventures, a venture capital firm. Since 1996, Mr. Gilo has served as Chairman of Vyyo, Inc., a provider of broadband wireless access systems, as well as in a variety of operational roles, including as Chief Executive Officer since October 2001, as well as from April 1999 to October 2000, and as interim Chief Financial Officer from October 2000 to October 2001. From April 2000 to October 2003, he

served as Chairman of Zen Research plc, a developer of optical storage technology, and from July 1995 to December 1999, he served as Chairman of its affiliate, Zen Research N.V. From 1987 to November 1999, Mr. Gilo was Chairman of DSP Communications, Inc., a developer of chip sets for wireless personal communication applications, and he served as President and Chief Executive Officer of DSP Communications from June 1999 to November 1999. He served as President and Chief Executive Officer of DSP Group, Inc. from 1987 to 1993 and as Chairman from 1987 to April 1995.

      William Golden is one of our co-founders. Mr. Golden has served as a director since February 2003, and he also served as a director from November 1998 to September 2000 and as our Secretary from December 1998 to April 2001 and Treasurer from December 1998 to September 2002. From July 1998 to the present, Mr. Golden co-founded and served as Managing Director of the venture capital firm Lancet Capital Health Ventures, L.P. From September 1992 to July 1997, Mr. Golden was Director of the Community Technology Fund, a seed-stage venture fund affiliated with Boston University. Mr. Golden received a B.S. in mechanical engineering from the University of Notre Dame and an M.B.A. from Harvard Business School. He is a Chartered Financial Analyst.

      Emiko Higashi has served as a director of Stentor since September 2000. From January 2003 to present, Ms. Higashi has been managing director of Tomon Partners, LLC. From April 2000 to December 2002, Ms. Higashi served as Chief Executive Officer of Gilo Ventures. From September 1985 to March 2000, Ms. Higashi worked as an investment banker in corporate finance and mergers and acquisitions at a number of investment banking firms, including Merrill Lynch & Co. from May 1994 to March 2000 where she was a managing director, Wasserstein Perella & Co. from February 1988 to April 1994 and Lehman Brothers from September 1985 to January 1988. Prior to that, Ms. Higashi worked at McKinsey & Co., a management consulting firm, in Tokyo, Japan. Ms. Higashi received a B.A. from International Christian University in Japan and an M.B.A. from Harvard Business School.

      Jerry Kennelly has served as a director since August 2003. Since October 2002, Mr. Kennelly has served as President and Chief Executive Officer of Riverbed Technology, Inc., a privately held information technology infrastructure company that he co-founded. From November 1996 to September 2002, Mr. Kennelly was Executive Vice President, Chief Financial Officer and Secretary at Inktomi Corporation, an infrastructure software company. From June 1990 until October 1996, Mr. Kennelly held a number of senior financial and operational positions, including Vice President of Corporate Finance, at Sybase, Inc., an enterprise infrastructure software company. From November 1988 until June 1990, he was a finance director for U.S. Operations at the Oracle Corporation, an enterprise infrastructure software company. From June 1980 until November 1988, he was the Worldwide Sales and Marketing Controller at Tandem Computers, a computer company now part of Hewlett-Packard Development Company, LP. Mr. Kennelly received a B.A. from Williams College and an M.S. from the New York University Graduate School of Business Administration.

      John McArthur has served as a director since January 2005. From January 1996 to the present, Mr. McArthur has served as the Senior Advisor to the President of the World Bank. From 1962 until 1995, Mr. McArthur served on the faculty of the Harvard Business School, and he served as Dean of the Faculty from 1980 to 1995. Mr. McArthur has also served as a director of: AES Corporation, an electric power company, since January 1997; Ardais Corporation, a genomics research company, since November 1997; Bell Canada Enterprises, a communications company, since May 1995; Cabot Corporation, a global specialty chemicals company, since 1990; HCA Inc., a healthcare services provider, since 1998; and Koç Holdings, A.S., the holding company for Koç Group, a multinational conglomerate, since March 1999. From                     to                     , Mr. McArthur served as Chair of Brigham and Women’s Hospital and as Co-Chair of the Board of Trustees of Partners Healthcare System, Inc. from                     to                     . Mr. McArthur received a Bachelor of Commerce degree from the University of British Columbia and an M.B.A. and a doctorate in Business Administration from Harvard Business School.

      Timothy Mills has served as a director since April 1999. From July 2000 to present, Dr. Mills has been a Managing Director and from July 1998 to June 2000 was an Operating Partner at the venture capital firm Sanderling Ventures. From April 1994 to September 1997, Dr. Mills was the Corporate Vice President of

New Business Development and Chief Scientific Officer of Target Therapeutics, Inc., a medical device company that was acquired by Boston Scientific in 1997. From July 1994 to July 1997, he was a director for Prograft Medical, a privately held medical device company affiliated with Target Therapeutics. From September 1991 to March 1994, Dr. Mills was Director of Business Development and Advanced Research and Development in the Interventional Cardiology Division of Baxter Healthcare, a medical products and services company. Dr. Mills’ previous academic appointments included service as the Director of the Artificial Heart Program at the University of California, Irvine Medical Center and membership in the University of California, San Francisco Radiology Department. Dr. Mills received a B.S. in Electrical Engineering from the University of Colorado, Boulder, an M.S. in Electrical Engineering and Computer Science from the University of California, Berkeley, and a Ph.D. in Bioengineering from the University of California, Berkeley and University of California, San Francisco School of Medicine.

      Ronald Schilling has served as a director since August 2003. Since October 2000, he has served as a general partner of MI3 Venture Partners. From April 1987 to April 1991, Mr. Schilling was Senior Vice President at Toshiba America, Inc, a high technology development and manufacturing company. From July 1983 to March 1987, Mr. Schilling was division president at Diasonics, a medical devices manufacturing company. From June 1980 to June 1983, Mr. Schilling served as general manager at General Electric Company, or GE, an electrical engineering and manufacturing company. Mr. Schilling has served as a member of the board of directors of the Radiology Outreach Foundation, Advisors of the Society for Computer Applications in Radiology, and Diagnostic Imaging and Applied Radiology magazines. Mr. Schilling is a fellow of the American Institute of Medical and Biological Engineers, and was also a member of FutuRad of the Radiologic Society of North America, or RSNA, a radiology research organization. Mr. Schilling received a B.E.E. from City College of New York, an M.S.E.E. from Princeton, and a Ph.D. from Polytechnic Institute of New York.

Board of Directors

      Our board of directors currently consists of eight directors. Upon completion of this offering, our board of directors will be divided into three classes of directors serving staggered three-year terms as follows:

•	Messrs. Otten, Muduroglu and Schilling will serve as Class I directors, whose terms expire at the 2005 annual meeting of stockholders.

•	Messrs. Gilo, Golden and Mills will serve as Class II directors whose terms expire at the 2006 annual meeting of stockholders.

•	Messrs. Kennelly and McArthur and Ms. Higashi will serve as Class III directors whose terms expire at the 2007 annual meeting of stockholders.

      Effective upon the closing of this offering, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The classification of our board of directors, together with other provisions in our certificate of incorporation, including provisions that allow our board of directors to fill vacancies on or increase the size of our board of directors, may delay or prevent changes in control of our board of directors or our management.

Director Compensation

      Following our initial public offering, we will provide the following compensation to each of our non-employee directors.

     Cash Compensation

      Each such director will receive an annual fee of $12,000 for his or her service as a director and an additional annual fee of $3,000 will be paid to the chair of each committee, except that the chair of our audit committee will receive an additional annual fee of $8,000. Each of these directors who is also a member of our compensation or nominating and corporate governance committee will receive $1,000 for each committee meeting attended and each director who is also a member of our audit committee will receive $2,000 for each audit committee meeting attended, provided that such committee meeting is held on a day when there is not also a board meeting.

     Equity Compensation

      Each such director will automatically be granted an option to acquire 40,000 shares of our common stock on the date the director is first elected or appointed to our board of directors. These options will vest and become exercisable in three equal installments on each anniversary of the grant date. The exercise price per share of these options will equal the fair market value of our common stock on the date of grant. In addition, upon the date of each annual stockholders’ meeting, each such director who has been a member of our board of directors for at least eleven months prior to the date of the stockholders’ meeting will receive an automatic grant of options to acquire 10,000 shares of our common stock. These options will vest and become exercisable in full on the first anniversary of the grant date.

      In the past, we have not provided cash compensation to any director for his or her services as a director. Prior to our initial public offering, we granted options to purchase an aggregate of 605,000 shares of common stock to our directors for their services as directors as follows:

	Shares
Name	Underlying Options	Date(s) of Grant	Exercise Price(s)

Davidi Gilo	140,000	8/03 - 2/04	$1.76 - $2.03
William Golden	120,000	8/99 - 7/01	$.125 - $.667
Emiko Higashi	40,000	7/01	$.667
Jerry Kennelly	45,000	8/03	$1.76
John McArthur	40,000	1/05	$11.89
Timothy Mills	180,000	8/99 - 7/01	$.125 - $.667
Ronald Schilling	40,000	8/03	$1.76

Board Committees

      Our board of directors has the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below.

Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. It evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; oversees our internal audit function; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The members of our audit committee are Dr. Mills, Ms. Higashi and Mr. Kennelly. Mr. Kennelly is the committee chair. Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board has determined that Mr. Kennelly is an audit committee financial expert, as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and is a “financially sophisticated member” as defined by applicable rules and regulations of the Nasdaq Stock Market. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and SEC rules and regulations. Our board of directors has approved an audit committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee are Mr. Gilo, who is the committee chair, Mr. Golden, Mr. McArthur and Dr. Mills. Each member of the compensation committee is an “independent” member of our board of directors, within the meaning of the Nasdaq Stock Market listing requirements and Section 162(m) of the Internal Revenue Code. Our board of directors has approved a compensation committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

      The nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors, assessing the performance of the board of directors, directing guidelines for the composition of our board of directors and reviewing and administering our corporate governance guidelines. The members of the nominating and corporate governance committee are Mr. Schilling, who is the committee chair, Mr. Gilo and Mr. McArthur, each of whom is an “independent” member of our board of directors, within the meaning of the Nasdaq Stock Market listing requirements. Our board of directors has approved a nominating and corporate governance committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market.

      Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

      The following table sets forth information concerning compensation awarded by us during 2004, 2003 and 2002, to our chief executive officer and each of our three other executive officers. We refer to these individuals elsewhere in this prospectus as “named executive officers.”

Summary Compensation Table

				Long-Term
				Compensation
				Awards

		Annual Compensation		Shares
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation(5)

Jeffrey Otten(1)	2004	$267,750	$—	500,000	$81,250
Chief Executive Officer	2003	—	—	—	—
	2002	—	—	—	—
Oran Muduroglu(2)	2004	236,000	55,000	128,000	—
President and Chief	2003	225,000	35,000	96,100	164
Operating Officer	2002	230,000	35,000	—	120
Guy Anthony(3)	2004	175,000	6,781	18,000	6,975
Chief Financial Officer	2003	175,000	18,750	—	164
and Treasurer	2002	57,605	8,143	140,000	32
Richard Dyke(4)	2004	150,000	93,935	40,000	—
Vice President of Sales	2003	101,705	59,467	100,000	140
	2002	—	—	—	—

(1)	Mr. Otten joined us in February 2004.

(2)	Mr. Muduroglu served as our Chief Executive Officer until February 2004.

(3)	Mr. Anthony joined us in September 2002.

(4)	Mr. Dyke joined us in June 2003.

(5)	These amounts include payments of life insurance premiums.

Options Granted in 2004

      The following table sets forth information concerning grants of stock options to each of our named executive officers during 2004. The percentage of total options set forth below is based on options to purchase an aggregate of 1,385,425 shares of common stock granted to employees in 2004.

					Potential Realizable Value at
		Percentage of			Assumed Annual Rates of Stock
	Shares	Total Options			Price Appreciation for Option
	Underlying	Granted to			Term(2)
	Options	Employees in	Exercise Price	Expiration
Name	Granted(1)	2004	Per Share	Date	5%	10%

Jeffrey Otten	500,000	36.1%	$2.03	2/16/2014	$638,328	$1,617,649
Oran Muduroglu	128,000	9.2%	2.68	4/22/2014	215,736	546,717
Guy Anthony	18,000	1.3%	2.68	4/22/2014	30,338	76,882
Richard Dyke	20,000	1.44%	2.68	4/22/2014	33,709	85,425
	20,000	1.44%	5.08	10/21/2014	63,896	161,924

(1)	All of these options were granted under the 2001 Incentive Stock Plan at an exercise price equal to the fair market of our common stock at the time of grant, as determined in good faith by our board of directors. Each option vests over a period of four years. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options.

(2)	In accordance with the rules of the SEC, we show in these columns the potential realizable value over the term of the option (the period from the grant date to the expiration date), net of exercise price but before taxes, if any, associated with exercise. We calculate this assuming that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. We have not made any adjustments for the non-transferability or risk of forfeiture of any of the shares or options. The fair market value of one share of our common stock, as determined by our board of directors on the date of the grant, was $2.03 on February 17, 2004 (the date of Mr. Otten’s grant), $2.68 on April 23, 2004 (the date of Mr. Muduroglu’s, Mr. Anthony’s and Mr. Dyke’s grants), and $5.08 on October 22, 2004 (the date of an additional grant to Mr. Dyke). These amounts are based on assumed rates of appreciation and do not represent an estimate of our future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder’s continued employment with us through the option exercise period, and the date on which the option is exercised. The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Year-End Option Values

      The following table sets forth information concerning exercisable and unexercisable stock options held by each of the named executive officers as of December 31, 2004.

			Shares Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options
	Shares		at December 31, 2004		at December 31, 2004(2)
	Acquired on	Value
Name	Exercise	Realized	Exercisable(1)	Unexercisable	Exercisable	Unexercisable

Jeffrey Otten	125,000	$—	227,220	147,780	$	$
Oran Muduroglu	—	—	10,833	213,167
Guy Anthony	—	—	140,000	18,000
Richard Dyke	—	—	39,583	100,417

(1)	Certain of the outstanding exercisable options listed above may be exercised at any time, whether vested or unvested. All options exercised early are subject to repurchase by us at the original exercise price or, for some options, at the lower of the original purchase price or fair market value at the time of repurchase. Our repurchase right lapses over time.

(2)	There was no public market for our common stock as of December 31, 2004. Accordingly, the value of unexercised options is based on the assumed initial public offering price of $ per share, less the exercise price, multiplied by the number of shares issued upon the exercise of, or subject to, the option, without taking into account any taxes that may be payable in connection with the transaction.

Executive Officer Employment Agreements and Change-in-Control Agreements

      Jeffrey Otten Employment Agreement. In September 2004, we entered into an employment agreement, effective February 17, 2004, with Mr. Otten, our Chief Executive Officer. The employment agreement provides for an annual base salary of $306,000, including $36,000 for dual residence compensation, and for an annual bonus targeted at $125,000 and subject to the discretion of the board of directors based on the achievement of a combination of company objectives, such as our cash flow, bookings, system uptime and other selected operating performance metrics, and, to a lesser extent, individual objectives, such as key hires, key agreement signings and the development of our strategic plan. The applicable company and individual objectives are subject to change from year to year. Mr. Otten also received an incentive stock option to purchase 147,780 shares of common stock and a nonstatutory stock option to purchase 352,220 shares of common stock, each under our 2001 Incentive Stock Plan. The agreement provides that Mr. Otten is an at-will employee. If we terminate the employment agreement without cause, or if Mr. Otten terminates the agreement for good reason, Mr. Otten is entitled to receive six months’ base salary, six months’ accelerated vesting of stock options and six months of payment by us of COBRA premiums if the termination occurs before February 17, 2005, with an additional month’s salary, acceleration and COBRA payments for each additional year of employment, not to exceed an aggregate of 12 months. If termination occurs within six months after a change in control, then 50% of the remaining unvested options will be accelerated. The agreement provides that these severance benefits are contingent upon Mr. Otten’s not engaging in, becoming financially interested in (other than as a passive investor), becoming an employee of or having any business connection with any business that competes with our business.

      Oran Muduroglu Employment and Consulting Agreement. In June 2003, we entered into an employment and consulting agreement with Mr. Muduroglu, our President and Chief Operating Officer. The agreement provides for an annual base salary of $225,000. If Mr. Muduroglu and we were unable to agree on his role at Stentor at any time prior to the first anniversary of the agreement, Mr. Muduroglu would serve as a consultant with a variable time commitment of at least 10 hours per week and our board of directors could request him to serve on a full time basis. If acting as consultant, Mr. Muduroglu would be paid a monthly consulting fee of $18,750, and Mr. Muduroglu would receive COBRA premium payments until the second anniversary of the agreement. As part of the agreement Mr. Muduroglu also received an incentive stock option to purchase 96,000 shares of common stock, pursuant to our 2001 Incentive Stock Plan, with 50% of the option vesting on the second anniversary of the grant and the remainder vesting monthly over the following two years. The option is subject to full forfeiture based on termination of employment with cause and certain other events. The agreement provides that Mr. Muduroglu is an at-will employee. If we terminate the employment agreement without cause, or if Mr. Muduroglu terminates the agreement for good reason, Mr. Muduroglu is entitled to continue to receive his base salary, vesting of stock options and payments of COBRA premiums through the second anniversary of the agreement, or if such termination occurs after the eighteen-month anniversary of the agreement, then six months’ base salary, vesting of stock options and payments of COBRA premiums. The agreement provides that these severance benefits are contingent upon Mr. Muduroglu’s not engaging in, becoming financially interested in (other than as a passive investor), becoming an employee of or having any business connection with any business that competes with our business.

      Guy Anthony Employment Agreement. On July 21, 2003, we entered into an employment agreement with Mr. Anthony, our Chief Financial Officer. The employment agreement provides for an annual base salary of $175,000. The agreement provides that Mr. Anthony is an at-will employee.

      Richard Dyke Employment Agreement. On April 22, 2003, Mr. Dyke, our Vice President of Sales, signed an offer letter. If terminated other than for cause, Mr. Dyke is entitled to receive three months’ base salary plus 25% of his target annual commission compensation and three months’ benefits paid for by the company.

      Our named executive officers have been granted options under our 1999 Incentive Stock Plan and our 2001 Incentive Stock Plan, both of which provide for accelerated vesting of the shares of common stock subject to outstanding options in certain circumstances in connection with a merger or change in control. Our 1999 Incentive Stock Plan and our 2001 Incentive Stock Plan each provide that in the event of a merger, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under each plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the plans, shares subject to the options will become fully exercisable and vested.

Employee Benefit Plans

1999 Incentive Stock Plan

      Our board of directors adopted the 1999 Incentive Stock Plan, or 1999 plan, in June 1999 and our stockholders approved the 1999 plan in June 2000. Our board of directors amended and restated the plan and then terminated the plan in July 2004 so that no further grants may be made under the 1999 plan. An aggregate of 1,325,686 shares of common stock were reserved for issuance under the 1999 plan. As of December 31, 2004, options to purchase 336,523 shares of common stock at a weighted average exercise price per share of $0.14 remained outstanding under the 1999 plan. No additional options have been granted under the 1999 plan since our board terminated the 1999 plan. All options outstanding under the 1999 plan will continue to be governed by their existing terms.

      Stock Options. The 1999 plan provided for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Such options could be granted to employees, including officers, non-employee directors, and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the common stock on the date of grant. Shares subject to options under the 1999 plan generally vest in a series of installments over an optionee’s period of service.

      In general, the term of options granted under the 1999 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for at least six months after the date of such termination.

      Our board of directors, or any committee of directors appointed by the board, has the authority to construe and interpret the terms of the 1999 plan and options granted under it. Our board of directors, or any committee of directors appointed by the board, may reduce the exercise price of any option to the then current fair market value of the common stock, if the value has declined since the date the option was granted.

      Merger or Asset Sale. In the event of a merger or asset sale, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 1999 plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 1999 plan, shares subject to the options will become fully exercisable and vested. Upon consummation of a merger or asset sale, all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

2001 Incentive Stock Plan

      Our board of directors adopted the 2001 Incentive Stock Plan, or 2001 plan, in July 2001 and our stockholders approved the 2001 plan in July 2002. Our board of directors amended and restated the plan in July 2004 and in January 2005, and then terminated the plan effective upon our initial public offering so that no further grants may be made under the 2001 plan. An aggregate of 3,174,314 shares of common stock is reserved for issuance under the 2001 plan. Such share reserve shall be increased from time to time by the number of shares that expire or terminate for any reason prior to exercise under the 1999 plan or the 2001 plan. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2001 plan is 4,500,000. As of December 31, 2004, options to purchase 2,393,721 shares of common stock at a weighted average exercise price per share of $2.18 remained outstanding under the 2001 plan. As of December 31, 2004, 186,736 shares of common stock remained available for future issuance.

      The 2001 plan will terminate immediately upon the signing of the underwriting agreement for this offering. All options outstanding under the 2001 plan will continue to be governed by their existing terms.

      Stock Options. The 2001 plan provides for the grant of incentive stock options under the federal tax laws or nonstatutory stock options. Such options may be granted to employees, including officers, non-employee directors, and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the common stock on the date of grant. Shares subject to options under the 2001 plan generally vest in a series of installments over an optionee’s period of service.

      In general, the term of options granted under the 2001 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for at least six months after the date of such termination.

      Our board of directors, or any committee of directors appointed by the board, has the authority to construe and interpret the terms of the 2001 plan and options granted under it. Our board of directors, or any committee of directors appointed by the board, may reduce the exercise price of any option to the then current fair market value of the common stock, if the value has declined since the date the option was granted.

      Merger or Asset Sale. In the event of a merger or asset sale, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 2001 plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 2001 plan, shares subject to the options will become fully exercisable and vested. Upon consummation of a merger or asset sale, all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

2005 Equity Incentive Plan

      Our board of directors adopted the 2005 Equity Incentive Plan, or 2005 incentive plan, in January 2005 and our stockholders approved the 2005 incentive plan in                     2005. The 2005 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2005 incentive plan will terminate in January 2015, unless sooner terminated by the board of directors.

      Stock Awards. The 2005 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors, and consultants.

      Share Reserve. The aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2005 incentive plan is 2.6 million shares. Such share reserve shall be increased from time to time by the number of shares that expire or terminate for any reason prior to exercise under the 1999 plan or the 2001 plan. Such share reserve will automatically increase on January 1st of each year, from 2006 until 2015, by 4% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, but in no event will any such annual increase exceed 1.6 million shares, unless our board of directors decides on a lesser increase prior to January 1st of a given year. Of this aggregate number, no more than 15 million shares of common stock may be issued pursuant to the exercise of incentive stock options under the 2005 incentive plan.

      No person may be granted awards covering more than 1.5 million shares of common stock under the 2005 incentive plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of the common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code of 1986, as amended.

      The following types of shares issued under the 2005 incentive plan may again become available for the grant of new awards under the 2005 incentive plan: (i) stock that is forfeited to or repurchased by us prior to becoming fully vested; (ii) shares withheld to satisfy income and employment withholding taxes; (iii) shares used to pay the exercise price of an option in a net exercise arrangement; and (iv) shares tendered to us to pay the exercise price of an option. In addition, if a stock award granted under the 2005 incentive plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2005 incentive plan. Shares issued under the 2005 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of the date hereof, no shares of common stock have been issued under the 2005 incentive plan.

      Administration. Our board of directors has delegated its authority to administer the 2005 incentive plan to our compensation committee. Subject to the terms of the 2005 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted, and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price under stock purchase awards and, if applicable, stock units and the strike price for stock appreciation rights.

      The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash, and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

      Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 incentive plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the 2005 incentive plan vest at the rate specified by the plan administrator.

      Generally, the plan administrator determines the term of stock options granted under the 2005 incentive plan, up to a term of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following termination of service), the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability, or 18 months in the event of death, after the date such service relationship ends or the date of death, as applicable.

      If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of the change in control transaction. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term.

      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a broker-assisted cashless exercise, a net exercise of the option, and other legal consideration approved by the plan administrator.

      Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

      Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

      Stock Purchase Awards. Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock.

The purchase price for a stock purchase award may be payable in cash, the recipient’s past services performed for us, or any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

      Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

      Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

      The plan administrator determines the term of stock appreciation rights granted under the 2005 incentive plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

      Stock Unit Awards. Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

      Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2005 incentive plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

      Corporate Transactions. In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then such stock awards will become fully vested.

      Changes in Control. The Board has the discretion to provide that a stock award under the 2005 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (i) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (ii) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2005 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2005 Non-Employee Directors’ Stock Option Plan

      Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan, or 2005 directors’ plan, in January 2005 and our stockholders approved the 2005 directors’ plan in                2005. The 2005 directors’ plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2005 directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

      Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2005 directors’ plan is 400,000 shares. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by the number of shares of common stock subject to options granted pursuant to the 2005 directors’ plan during the preceding calendar year but in no event will any such annual increase exceed 300,000 shares, unless the board of directors decides on a lesser increase prior to January 1st of a given year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will become available for future issuance under the 2005 directors’ plan. As of the date hereof, no shares of common stock have been issued under the 2005 directors’ plan.

      Administration. Our board of directors will administer the 2005 directors’ plan. The exercise price of the options granted under the 2005 directors’ plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2005 directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2005 directors’ plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if (i) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option, or (ii) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

      An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason, may exercise vested options for the term provided in the option agreement, that term being three months generally, or 12 months in the event of a termination of service resulting from disability, or 18 months in the event of death (or if an optionee dies within the three-month period following termination of service). If an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.

      Automatic Grants. Pursuant to the terms of the 2005 directors’ plan, any individual who first becomes a non-employee director after this offering will automatically be granted an initial grant to purchase 40,000 shares of common stock upon election or appointment to the board of directors. The initial grant vests as follows: One-fourth of the shares subject to the grant will vest each year on the anniversary of the date of grant. Any person who is a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2006, will automatically be granted an option to purchase 10,000 shares of common stock on such date; provided, however, that if an individual has not served as a non-employee director for the entire period since the prior annual meeting, the number of shares subject to such non-employee director’s annual grant will be reduced pro rata for each quarter during which such person did not serve as a non-employee director. The annual grant vests in full on the first anniversary of the grant date.

      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2005 directors’ plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

      Corporate Transactions. In the event of certain significant corporate transactions, all outstanding options under the 2005 directors’ plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (i) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction, unless otherwise provided for below or in a written agreement between us and the optionholder.

      Changes in Control. Options held by non-employee directors whose service has not terminated prior to the effective time of certain specified change in control transactions will accelerate in full immediately prior to the effective time of the change in control transaction. Options held by non-employee directors whose service has terminated in connection with certain specified change in control transactions will accelerate in full immediately prior to the effectiveness of such termination.

2005 Employee Stock Purchase Plan

      Our board of directors adopted our 2005 Employee Stock Purchase Plan, or 2005 purchase plan, in January 2005 and our stockholders approved the 2005 purchase plan in                     2005. The 2005 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

      Share Reserve. The 2005 purchase plan authorizes the issuance of 1,000,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1st of each year, from 2006 until 2015, by 1.5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, but in no event will any such annual increase exceed 450,000 shares, unless the board of directors decides on a lesser increase prior to January 1st of a given year. The 2005 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. If any purchase rights granted under the 2005 purchase plan shall for any reason terminate without having been exercised, the shares of common stock not purchased under such purchase rights will become available for future issuance under the 2005 purchase plan. As of the date hereof, no shares of common stock have been purchased under the 2005 purchase plan.

      Administration. Our board of directors has delegated its authority to administer the 2005 purchase plan to our compensation committee. The 2005 purchase plan provides a means by which employees may purchase our common stock. The 2005 purchase plan is implemented by offerings of rights to eligible employees. Under the 2005 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. If we specify in the applicable offering documents, an offering may be cancelled under certain circumstances, including adverse changes in accounting rules.

      Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2005 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of common stock under the 2005 purchase plan.

Under the 2005 purchase plan, common stock could be purchased for accounts of employees participating in the 2005 purchase plan at a minimum price per share equal to the lower of: (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. The board of directors has not yet determined whether shares will be offered at this price or a higher price, if at all.

      Reset Feature. An offering under the 2005 purchase plan may include a reset feature. With a reset feature, if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

      Limitations. Employees may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors: (i) customarily employed for more than 20 hours per week, (ii) customarily employed for more than five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time not to exceed two years. Eligible employees may be granted purchase rights only if the purchase rights, together with any other purchase rights granted under the 2005 purchase plan, do not permit such employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such purchase rights are outstanding. No employee will be eligible for the grant of any purchase rights under the 2005 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2005 purchase plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

      Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2005 purchase plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

      In January 1999, we implemented our 401(k) plan covering substantially all of our employees who meet defined age and service requirements. Under the 401(k) plan, eligible employees may elect to reduce their current compensation up to the prescribed annual limit under the Internal Revenue Code, which is $13,000 in 2004, and contribute these amounts to the 401(k) plan. We may, but are not required to, make contributions to the 401(k) plan on behalf of eligible employees, but we have not done so to date. Employees are fully vested in their contributions under the 401(k) plan immediately. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until they are withdrawn, and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals from among selected investment options. We retain the right to amend or terminate the 401(k) plan at any time.

Limitations on Liability and Indemnification Matters

      Following the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases or redemptions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      Following the completion of this offering, our amended and restated bylaws will provide that we are required to indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws will also provide that we shall advance expenses incurred by a director or executive officer prior to the final disposition of any action or proceeding to the extent permitted by Delaware law, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since January 1, 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds or exceeded $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest other than as described under “Management” and as described below. All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our nominating and corporate governance committee, compensation committee or other committee comprised of independent, disinterested directors.

Transactions with Insiders

      The following table summarizes sales by us of our common stock since January 1, 2002 to our executive officers and directors. We have not sold any shares of our common stock to holders of more than 5% of our total voting securities since January 1, 2002.

	Shares of	Total	Date of
Executive Officers and Directors	Common Stock	Purchase Price	Purchase

Jeffrey Otten(1)	125,000	$253,750	6/7/04
William Golden	20,000	13,340	7/1/03
Timothy Mills	40,000	26,680	3/14/02

(1)	Mr. Otten obtained his stock through the partial exercise of a stock option.

     The holders of our Series A preferred stock, including Lancet Capital, a holder of more than 5% of our total voting securities, converted all outstanding shares of Series A preferred stock to common stock on February 11, 2003.

      Issuance of Options. Since January 1, 2002, we have granted options to purchase our common stock to our directors and executive officers as follows:

			Weighted Average
		Shares Underlying	Exercise Price
Name of Purchaser	Date(s) of Grant	Options	Per Share

Jeffrey Otten	2/04	500,000	$2.03
Oran Muduroglu	4/03 - 7/04	224,000	2.29
Guy Anthony	9/02 - 4/04	158,000	1.62
Richard Dyke	6/03 - 4/04	120,000	1.91
Davidi Gilo	8/03 - 2/04	140,000	1.95
Jerry Kennelly	8/03	45,000	1.76
Ronald Schilling	8/03	40,000	1.76
John McArthur	1/05	40,000	11.89

      Amended and Restated Investor Rights Agreement. We and our preferred stockholders have entered into an agreement under which our preferred stockholders, as well as certain warrantholders, have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock— Registration Rights.” Upon the closing of this offering, all our currently outstanding Series B preferred stock will be converted into shares of common stock on a four-for-one basis, and all of our other outstanding preferred stock will be converted into shares of common stock on a one-for-one basis.

      Arrangement with UPMC Health System. On February 1, 2002, we entered into a service provider agreement with UPMC Health System, and in April 2002 we entered into the facility addendums thereto, granting UPMC Health System a license to use our iSite PACS solution at six UPMC inpatient and outpatient facilities. On November 17, 2004, we entered into an amended agreement with UPMC that takes effect in January 2005 to provide our iSite PACS solution to inpatient facilities and clinics that are part of the

UPMC organization. The agreement has a five-year term and UPMC has an option to renew the term for either one additional five-year period or for consecutive one-year periods. Under the terms of the agreement UPMC will pay Stentor an annual fee during the term, and that fee has been determined based upon estimated aggregate study volume. UPMC may add or remove inpatient facilities from the scope of the agreement during the term with a corresponding adjustment to the annual fee based on the annual study volumes of the added or divested facility as a percentage of the total UPMC organization’s estimated annual study volumes. Under the agreement, we commit to provide 99.99% uptime to the facilities and clinics that we serve. We believe, based on our negotiations with other hospitals and IDNs, that the terms of our agreement with UPMC are as favorable as we could receive in an agreement of similar size and length with an unrelated third party.

Director and Officer Indemnification

      Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management— Limitation of Liability and Indemnification Matters.”

      We have entered into indemnification agreements with each of our executive officers and directors containing provisions that may require us to, among other things, indemnify those executive officers and directors against certain liabilities that may arise by reasons of their status or service as executive officers or directors. The agreements also provide for us to advance to the executive officers and directors expenses that they expect to incur as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future executive officers and directors.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2004 and as adjusted to give effect to the sale of                      shares of common stock in this offering, for:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules and regulations of the SEC and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person are deemed to be outstanding if the options and warrants are exercisable within 60 days of the date of this table. The shares subject to options and warrants are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 13,429,446 shares of our common stock outstanding on December 31, 2004, assuming conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of the offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise noted, the address for such person or entity is c/o Stentor, Inc., 5000 Marina Blvd., Suite 100, Brisbane, California 94005-1811.

	Shares Beneficially Owned

		Percent

Name and Address of Beneficial Owner	Number	Before Offering	After Offering

Executive Officers and Directors
Jeffrey Otten(1)	352,220	2.6%
Oran Muduroglu(2)	747,166	5.6%
Guy Anthony(3)	140,000	1.0%
Richard Dyke(4)	45,833	*
Davidi Gilo(5)(6)	799,069	5.9%
William Golden(7)	3,717,613	27.7%
Emiko Higashi(6)(8)	789,625	5.9%
Jerry Kennelly(9)	22,500	*
John McArthur	—	—
Timothy Mills	180,000	1.3%
Ronald Schilling(10)	20,000	*
All executive officers and directors as a group (11 persons)(11)	9,076,901	64.9%
Other 5% Stockholders
Gilo Ventures, LLC(6)	749,625	5.6%
Lancet Capital Health Ventures, L.P.(7)	3,607,613	26.9%
Sanderling Venture Partners IV, L.P.(12)	3,012,500	22.4%
UPMC Health System(13)	749,625	5.6%

(footnotes on next page)

*	Less than 1%.

(1)	Includes 227,220 shares that Mr. Otten has the right to acquire within 60 days of December 31, 2004 through the exercise of stock options, all of which would be initially unvested and subject to a right of repurchase by us as of December 31, 2004 that would lapse over the vesting schedule. Includes 125,000 unvested shares currently held by Mr. Otten, which are subject to our right of repurchase as of December 31, 2004.

(2)	Includes 15,166 shares that Mr. Muduroglu has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(3)	Includes 140,000 shares that Mr. Anthony has the right to acquire within 60 days of December 31, 2004 through the early exercise of stock options, of which 64,167 shares would be initially unvested and subject to a right of repurchase by us as of December 31, 2004 that would lapse over the vesting schedule.

(4)	Includes 45,833 shares that Mr. Dyke has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(5)	Includes 49,444 shares that Mr. Gilo has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(6)	Includes 749,625 shares held by Gilo Ventures, LLC. Mr. Gilo and Ms. Higashi are general partners of Gilo Ventures and have shared voting and investment power over these shares; however, they disclaim beneficial ownership of the shares held by it, except to the extent of their proportionate partnership interests therein. The address for all entities and individuals affiliated with Gilo Ventures, LLC is P.O. Box 620925, Woodside, California 94062.
(7)	Includes 3,607,613 shares held by Lancet Capital Health Ventures, L.P. Mr. Golden is managing member of Lancet Capital Health Ventures GP, LLC, which is the general partner of Lancet Capital Health Ventures, L.P. Lancet Capital Health Ventures GP, LLC has voting and investment power over these shares; however, Mr. Golden disclaims beneficial ownership of the shares held by Lancet Capital Health Ventures, L.P., except to the extent of his proportionate partnership interest therein. The address for all entities and individuals affiliated with Lancet Capital Health Ventures, L.P. is 100 Technology Drive, Suite 200, Pittsburgh, Pennsylvania 15219.

(8)	Includes 40,000 shares that Ms. Higashi has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(9)	Includes 22,500 shares that Mr. Kennelly has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(10)	Includes 20,000 shares that Mr. Schilling has the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options.

(11)	Includes 560,163 shares issuable upon the exercise of stock options that are exercisable within 60 days of December 31, 2004, of which 291,387 shares would be initially unvested and subject to a right of repurchase by us as of December 31, 2004 that would lapse over the vesting schedules. Also includes 125,000 shares that are subject to our right of repurchase at December 31, 2004.

(12)	Includes 1,288,265 shares held by Sanderling Venture Partners IV, L.P., 502,588 shares held by Sanderling IV Limited Partnership, L.P., 501,514 shares held by Sanderling IV Biomedical, L.P., 299,850 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P., 149,925 shares held by Sanderling Venture Partners IV Co-Investment Fund, L.P., 142,930 shares held by Sanderling [Feri Trust] Venture Partners IV, G.P. and 127,428 shares held by Sanderling IV Venture Management. Mr. Mills is a Managing Director of the Sanderling Funds but does not possess any voting or investment power over these shares. The address for all entities and individuals affiliated with Sanderling is 400 South El Camino Real, Suite 1200, San Mateo, California 94402.

(13)	Includes 292,353 shares held by Highmark Health Ventures Investment Fund, L.P. An affiliate of UPMC Health System is the general partner of Highmark and has sole voting and investment power over the shares held by Highmark. The address for all entities and individuals affiliated with the UPMC Health System is 200 Lothrop Street, 505, Iroquois Building, Pittsburgh, PA 15213.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering and the filing of our amended and restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $.01, and 10,000,000 shares of preferred stock, par value $.01, the rights and preferences of which may be established from time to time by our board of directors. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

      As of December 31, 2004, 13,429,446 shares of our common stock were outstanding and held of record by 130 stockholders. This amount assumes the conversion upon the closing of this offering of all outstanding shares of our convertible preferred stock, totaling 5,438,838 shares, into common stock. In addition, as of December 31, 2004, 2,730,244 shares of our common stock were subject to outstanding options and 44,228 shares of our preferred stock were subject to outstanding warrants. Upon completion of this offering,                     shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

      Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding convertible preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding convertible preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of our preferred stock will convert into an aggregate of 5,438,838 shares of common stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. After the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.

Warrants

      As of December 31, 2004, warrants to purchase a total of 44,228 shares of our preferred stock were outstanding with exercise prices ranging from $6.67 to $13.34 per share and a weighted average exercise price of $11.19 per share. The warrants terminate between January 2008 and June 2010. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. These warrants contain cashless exercise provisions. Upon the completion of this offering, these warrants will be converted to warrants to purchase an aggregate of 44,228 shares of common stock at exercise prices ranging from $6.67 per share to $13.34 per share and a weighted average exercise price of $11.19 per share. The number of shares issuable upon exercise of the warrants is subject to adjustment if we issue shares of our common stock, or securities convertible into shares of our common stock, during the term of the warrant at a price per share lower than the applicable exercise price of the warrant. The adjustment will be based on a weighted-average formula that takes into account the number of shares of common stock outstanding at the time of issuance and the consideration we receive for the securities we issue.

Registration Rights

      The holders of 5,483,066 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock, including 44,228 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock, which will become warrants to purchase our common stock, and an additional 400,000 shares issued to the University of Pittsburgh— Of the Commonwealth System of Higher Education, are entitled to rights to cause their shares to be registered under the Securities Act.

      These registration rights are contained in our Amended and Restated Investors’ Rights Agreement and in certain outstanding warrants, which incorporate the terms of the rights agreement. These registration rights include demand registration rights, piggyback registration rights exercisable in connection with any registration proposed by us, and Form S-3 registration rights, as described below. The registration rights under the rights agreement will expire five years following the completion of this offering, or for any particular stockholder with registration rights, at such time following this offering when that stockholder owns less than 1% of our outstanding stock and all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any three month period.

Demand Registration Rights

      At any time before the expiration of these registration rights, if requested by the holders of at least a majority of our then outstanding shares of common stock having registration rights under the rights agreement, we will be required to register all or a portion of their shares, as long as the portion constitutes at least 50% of all then outstanding shares having registration rights. Pursuant to lock-up agreements signed in connection with this offering, the holders of these rights have agreed not to exercise any demand registration rights for a period of 180 days from the date of this prospectus. We are only required to effect one registration in response to this demand registration right. The demand registration right exercised must cover a sale of securities with a total aggregate public offering price, net of commissions, of more than $20 million. We may postpone the filing of any registration statement for up to 90 days twice in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, provided that the number may not be reduced unless all other securities are excluded from the registration statement. We must pay all expenses, except for underwriters’ discounts and commissions and any stock transfer taxes, incurred in connection with these demand registration rights.

Piggyback Registration Rights

      If we register any securities for public sale, our stockholders with registration rights under the rights agreement have the right to include their shares in the registration, subject to specified exceptions. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders, subject to certain limitations. We must pay all expenses, except for underwriters’ discounts and commissions and any stock transfer taxes, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

      If we are eligible to file a registration statement on Form S-3, holders of shares of our common stock having registration rights under the rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1 million and subject to other exceptions. We are not required to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of the holders of shares having these registration rights in the

12-month period prior to the holder’s request or if we have already effected a total of three registrations on Form S-3 at the request of the holders of shares having these registration rights. We may postpone the filing of a registration statement for up to 90 days twice in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. We must pay all expenses, except for underwriters’ discounts and commissions and stock transfer taxes, incurred in connection with these Form S-3 registration rights.

Anti-Takeover Provisions

      Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.

      Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

      In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions

      Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	in general, stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

•	our board of directors will be divided into three classes of service with staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

      Continental Stock Transfer and Trust Company has been appointed as the transfer agent and registrar for our common stock.

Nasdaq National Market Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “SNTR.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

      Based on shares outstanding on December 31, 2004, upon completion of this offering,                     shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. Of these outstanding shares, all of the                      shares sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 13,429,446 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.

      As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the shares sold in this offering and the restricted shares will be available for sale in the public market as follows:

Number of
Shares Eligible
for Sale/Percent of
Date	Outstanding Stock	Comment

At the date of this prospectus	0/0%	Shares sold in this offering
At 180 days after effectiveness and various times thereafter	13,429,446/100%	Shares eligible for sale under Rules 144 and 701 upon expiration of lockup agreements

      Additionally, of the options to purchase 2,730,244 shares and warrants to purchase 44,228 shares of our preferred stock outstanding as of December 31, 2004, options and warrants exercisable for approximately 1,386,148 shares of common stock will be vested and eligible for sale 180 days after the effective date of this offering.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after the offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements:

•	by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144; and

•	by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

      As of December 31, 2004, options to purchase a total of 2,730,244 shares of common stock were outstanding, of which 1,263,362 options are exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

      We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1999 Incentive Stock Plan, 2001 Incentive Stock Plan, 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Plan, and 2004 Employee Stock Purchase Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

      In connection with this offering, we, our officers, directors, and holders of all our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”

Registration Rights

      Certain of our stockholders are parties to an agreement that obligates us to register their shares of our capital stock after this offering in specified circumstances. See “Description of Capital Stock— Registration Rights” for additional information.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR

NON-UNITED STATES HOLDERS OF COMMON STOCK

      The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock, and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

      If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state or local or any non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by various determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.

      If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

      If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

      If the dividend is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

      You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who holds our common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

      Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

      The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	if a foreign partnership, if at any time during its tax year, one or more of its partners U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

      If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

      You generally may obtain a refund of any amount withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                      additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          , and the total proceeds to us would be $          .

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and all of our directors and officers and holders of substantially all our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the “Management— Executive Compensation— Employee Benefit Plans” section, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to our company; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SNTR.”

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.

Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      Cooley Godward LLP, San Francisco, California will pass upon the validity of the common stock offered by this prospectus for us. Davis Polk & Wardwell, Menlo Park, California is representing the underwriters in connection with this offering.

EXPERTS

      Our consolidated financial statements at December 31, 2001, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

      Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

      We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Stentor, Inc.

      We have audited the accompanying consolidated balance sheets of Stentor, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Stentor, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stentor, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California

November 15, 2004

STENTOR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

				Pro Forma
				as of
	As of December 31,		As of	September 30,
			September 30,	2004
	2002	2003	2004	(Note 1)

			(unaudited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$9,077	$19,430	$21,058
Prepaid expenses	350	490	497
Accounts receivable, net of allowance for doubtful accounts of $0, $101 and $32 at December 31, 2002, December 31, 2003 and September 30, 2004, respectively	2,763	4,872	6,473
Accounts receivable from related parties	2,788	1,668	2,440
Other current assets	627	1,325	1,808

Total current assets	15,605	27,785	32,276
Property and equipment, net	5,771	5,974	8,453
Other assets	1,442	2,748	3,141

Total assets	$22,818	$36,507	$43,870

Liabilities, convertible preferred stock and stockholders’ (deficit) equity:
Current liabilities:
Accounts payable	$551	$630	$1,359
Accounts payable to related parties	449	1,962	1,000
Other current liabilities	2,120	1,241	3,035
Payroll-related liabilities	341	890	1,258
Current portion of term loans	1,419	2,282	2,931
Current portion of capital lease obligations	140	154	94
Current portion of deferred revenues	2,720	8,457	9,124

Total current liabilities	7,740	15,616	18,801
Long-term portion of term loans	1,699	2,364	2,689
Long-term portion of capital lease obligations	221	67	—
Long-term portion of deferred revenues	6,146	16,178	17,577
Commitments and contingencies
Convertible preferred stock, $0.01 par value per share, 5,355,538 shares authorized at December 31, 2002, December 31, 2003 and September 30, 2004, issuable in series:
Series A, 200,000 shares designated, 200,000 shares issued and outstanding at December 31, 2002, 0 shares issued and outstanding at December 31, 2003 and September 30, 2004 (unaudited) at amount paid in (liquidation preference of $100,000 at December 31, 2002 and $0 at December 31, 2003 and September 30, 2004 (unaudited)) and 0 pro forma shares (unaudited)	100	—	—	$—
Series B, 1,031,400 shares designated, 1,031,400 shares issued and outstanding at December 31, 2002, 481,710 shares issued and outstanding at December 31, 2003 and September 30, 2004 (unaudited) at amount paid in (liquidation preference of $5,157,000 at December 31, 2002 and $2,408,550 at December 31, 2003 and September 30, 2004 (unaudited)) and 0 pro forma shares (unaudited)	5,117	2,368	2,368	—
Series C, 3,000,000 shares designated, 2,950,029 shares issued and outstanding at December 31, 2002, 2,949,929 shares issued and outstanding at December 31, 2003 and September 30, 2004 (unaudited) at amount paid in (liquidation preference of $19,676,693 at December 31, 2002 and $19,676,026 at December 31, 2003 and September 30, 2004 (unaudited)) and 0 pro forma shares (unaudited)	19,595	19,594	19,594	—
Series D, 1,124,138 shares designated, 562,069 shares issued and outstanding at December 31, 2002, December 31, 2003 and September 30, 2004 (unaudited) at amount paid in (liquidation preference of $7,498,000 at December 31, 2002 and 2003 and September 30, 2004 (unaudited)) and 0 pro forma shares (unaudited)	7,491	7,491	7,491	—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value per share, 20,000,000 shares authorized at December 31, 2002, December 31, 2003 and September 30, 2004, 4,227,395 shares issued and outstanding at December 31, 2002, 7,610,435 shares issued and outstanding at December 31, 2003, 7,766,903 shares issued and outstanding at September 30, 2004 (unaudited) and 13,205,741 pro forma shares (unaudited)	42	76	78	132
Additional paid-in capital	820	4,285	11,092	40,491
Notes receivable from stockholders	(85)	(108)	(134)	(134)
Deferred stock compensation	—	—	(5,279)	(5,279)
Accumulated deficit	(26,068)	(31,424)	(30,407)	(30,407)

Total stockholders’ (deficit) equity	(25,291)	(27,171)	(24,650)	$4,803

Total liabilities, convertible preferred stock and stockholders’ (deficit)	$22,818	$36,507	$43,870

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues	$1,088	$3,429	$13,362	$7,963	$17,683
Revenues from related parties	499	3,095	6,846	4,959	7,422

Total revenues	1,587	6,524	20,208	12,922	25,105
Cost of revenues(1)	1,698	6,041	8,905	6,125	8,796

Gross (loss) profit	(111)	483	11,303	6,797	16,309
Operating expenses:
Research and development(1)	3,288	3,835	5,286	3,503	4,643
Selling and marketing(1)	3,292	5,466	8,272	5,916	7,289
General and administrative(1)	1,276	1,959	2,630	1,766	2,855

Total operating expenses	7,856	11,260	16,188	11,185	14,787

(Loss) income from operations	(7,967)	(10,777)	(4,885)	(4,388)	1,522
Interest and other income	577	192	129	94	155
Interest expense	(171)	(340)	(600)	(432)	(452)

(Loss) income before income taxes	(7,561)	(10,925)	(5,356)	(4,726)	1,225
Provision for income taxes	—	—	—	—	208

Net (loss) income	$(7,561)	$(10,925)	$(5,356)	$(4,726)	$1,017

Net (loss) income per share:
Basic	$(2.24)	$(2.85)	$(0.75)	$(0.68)	$0.13
Diluted	$(2.24)	$(2.85)	$(0.75)	$(0.68)	$0.07
Pro forma basic (unaudited)			$(0.42)		$0.08
Pro forma diluted (unaudited)			$(0.42)		$0.07
Weighted-average number of shares used in per-share amounts
Basic	3,375	3,832	7,104	6,944	7,690
Diluted	3,375	3,832	7,104	6,944	15,085
Pro forma basic (unaudited)			12,880		13,129
Pro forma diluted (unaudited)			12,880		15,085

(1) Amounts include employee and non-employee stock-based expenses, as follows:
Cost of revenues	$—	$35	$41	$23	$137
Research and development	60	158	62	43	247
Selling and marketing	—	2	42	21	206
General and administrative	—	37	161	76	832

Total stock-based expenses	$60	$232	$306	$163	$1,422

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Year Ended December 31, 2001
(in thousands except share data)

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2000	200,000	$100	1,031,400	$5,117	2,950,029	$19,595	—	$—
Issuance of common stock for exercise of warrant in January and December 2001	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—
Warrants to purchase Series C convertible preferred stock issued in connection with equipment loan financing	—	—	—	—	—	—	—	—
Options issued to consultant for services provided	—	—	—	—	—	—	—	—
Fair value of warrants issued in exchange for technology rights	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balances at December 31, 2001 (carried forward)	200,000	$100	1,031,400	$5,117	2,950,029	$19,595	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Stock		Additional		Notes		Total
			Paid-In	Deferred Stock	Receivable from	Accumulated	Stockholders’
	Shares	Amount	Capital	Compensation	Stockholders	Deficit	Deficit

Balances at December 31, 2000	3,349,000	$33	$104	$—	$(24)	$(7,582)	$(7,469)
Issuance of common stock for exercise of warrant in January and December 2001	100,000	1	—	—	—	—	1
Exercise of stock options	94,911	1	14	—	—	—	15
Warrants to purchase Series C convertible preferred stock issued in connection with equipment loan financing	—	—	71	—	—	—	71
Options issued to consultant for services provided	—	—	27	—	—	—	27
Fair value of warrants issued in exchange for technology rights	—	—	33	—	—	—	33
Net loss	—	—	—	—	—	(7,561)	(7,561)

Balances at December 31, 2001 (carried forward)	3,543,911	$35	$249	$—	$(24)	$(15,143)	$(14,883)

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(Continued)

Year Ended December 31, 2002
(in thousands, except share data)

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2001 (brought forward)	200,000	$100	1,031,400	$5,117	2,950,029	$19,595	—	$—
Exercise of stock options	—	—	—	—	—	—	—	—
Warrants to issue Series D convertible preferred stock issued in connection with equipment loan financing	—	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock at $13.34 per share for a warrant exercise in April 2002, net of issuance costs of $6,821	—	—	—	—	—	—	562,069	7,491
Fair value of stock options and warrants issued to consultants and other third parties in exchange for services and technology rights	—	—	—	—	—	—	—	—
Compensation expense for vesting of options exercised with promissory notes	—	—	—	—	—	—	—	—
Issuance of common stock at between $0.125 and $0.667 per share to employees for promissory notes, related compensation expense and note repayment	—	—	—	—	—	—	—	—
Issuance of common stock at $0.0025 per share for exercise of warrant in December 2002	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balances at December 31, 2002 (carried forward)	200,000	$100	1,031,400	$5,117	2,950,029	$19,595	562,069	$7,491

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Stock		Additional		Notes		Total
			Paid-In	Deferred Stock	Receivable from	Accumulated	Shareholders’
	Shares	Amount	Capital	Compensation	Stockholders	Deficit	Deficit

Balances at December 31, 2001 (brought forward)	3,543,911	$35	$249	$—	$(24)	$(15,143)	(14,883)
Exercise of stock options	492,859	5	129	—	—	—	134
Warrants to issue Series D convertible preferred stock issued in connection with equipment loan financing	—	—	149	—	—	—	149
Issuance of Series D convertible preferred stock at $13.34 per share for a warrant exercise in April 2002, net of issuance costs of $6,821	—	—	—	—	—	—	—
Fair value of stock options and warrants issued to consultants and other third parties in exchange for services and technology rights	—	—	158	—	—	—	158
Compensation expense for vesting of options exercised with promissory notes	—	—	74	—	—	—	74
Issuance of common stock at between $0.125 and $0.667 per share to employees for promissory notes, related compensation expense and note repayment	140,625	2	61	—	(61)	—	2
Issuance of common stock at $0.0025 per share for exercise of warrant in December 2002	50,000	—	—	—	—	—	—
Net loss	—	—	—	—	—	(10,925)	(10,925)

Balances at December 31, 2002 (carried forward)	4,227,395	$42	$820	$—	$(85)	$(26,068)	$(25,291)

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(Continued)

Year Ended December 31, 2003
(in thousands, except share data)

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2002 (brought forward)	200,000	$100	1,031,400	$5,117	2,950,029	$19,595	562,069	$7,491
Conversion of preferred stock into common stock in February 2003	(200,000)	(100)	(549,690)	(2,749)	(100)	(1)	—	—
Issuance of common stock at $0.125 per share for exercise of warrant in February 2003	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—
Warrants to purchase Series D convertible preferred stock issued in connection with equipment loan financing	—	—	—	—	—	—	—	—
Fair value of stock options issued to consultants in exchange for services	—	—	—	—	—	—	—	—
Issuance of common stock at between $0.125 and $0.667 per share to employees for promissory notes and recording of notes for vested common stock	—	—	—	—	—	—	—	—
Acceleration of vesting on certain employee and consultant stock options	—	—	—	—	—	—	—	—
Compensation expense for vesting of options exercised with promissory notes	—	—	—	—	—	—	—	—
Payment and modification of promissory notes receivable	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—

Balances at December 31, 2003 (carried forward)	—	$—	481,710	$2,368	2,949,929	$19,594	562,069	$7,491

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Notes
	Common Stock		Additional	Deferred	Receivable		Total
			Paid-In	Stock	from	Accumulated	Shareholders’
	Shares	Amount	Capital	Compensation	Stockholders	Deficit	Deficit

Balances at December 31, 2002 (brought forward)	4,227,395	$42	$820	$—	$(85)	$(26,068)	$(25,291)
Conversion of preferred stock into common stock in February 2003	2,998,860	30	2,820	—	—	—	2,850
Issuance of common stock at $0.125 per share for exercise of warrant in February 2003	20,000	—	2	—	—	—	2
Exercise of stock options	230,360	2	92	—	—	—	94
Warrants to purchase Series D convertible preferred stock issued in connection with equipment loan financing	—	—	148	—	—	—	148
Fair value of stock options issued to consultants in exchange for services	—	—	130	—	—	—	130
Issuance of common stock at between $0.125 and $0.667 per share to employees for promissory notes and recording of notes for vested common stock	133,820	2	85	—	(87)	—	—
Acceleration of vesting on certain employee and consultant stock options	—	—	14	—	—	—	14
Compensation expense for vesting of options exercised with promissory notes	—	—	162	—	—	—	162
Payment and modification of promissory notes receivable	—	—	12	—	64	—	76
Net loss	—	—	—	—	—	(5,356)	(5,356)

Balances at December 31, 2003 (carried forward)	7,610,435	$76	$4,285	$—	$(108)	$(31,424)	$(27,171)

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT—(Continued)

Nine months Ended September 30, 2004 (unaudited)
(in thousands, except share data)

	Series A		Series B		Series C		Series D

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2003 (brought forward)	—	$—	481,710	$2,368	2,949,929	$19,594	562,069	$7,491
Exercise of stock options	—	—	—	—	—	—	—	—
Fair value of stock options issued to consultants in exchange for services	—	—	—	—	—	—	—	—
Issuance of common stock for promissory notes and recording of notes for vested common stock	—	—	—	—	—	—	—	—
Compensation expense for vesting of options exercised with promissory notes	—	—	—	—	—	—	—	—
Payment and modification of promissory notes receivable	—	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—

Balances at September 30, 2004 (unaudited)	—	$—	481,710	$2,368	2,949,929	$19,594	562,069	$7,491

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common Stock		Additional	Deferred	Notes		Total
			Paid-In	Stock	Receivable from	Accumulated	Shareholders’
	Shares	Amount	Capital	Compensation	Stockholders	Deficit	Deficit

Balances at December 31, 2003 (brought forward)	7,610,435	$76	$4,285	$—	$(108)	$(31,424)	$(27,171)
Exercise of stock options	76,268	1	53	—	—	—	54
Fair value of stock options issued to consultants in exchange for services	—	—	339	—	—	—	339
Issuance of common stock for promissory notes and recording of notes for vested common stock	80,200	1	53	—	(54)	—	—
Compensation expense for vesting of options exercised with promissory notes	—	—	294	—	—	—	294
Payment and modification of promissory notes receivable	—	—	—	—	28	—	28
Deferred stock compensation	—	—	6,068	(6,068)	—	—	—
Amortization of deferred compensation	—	—	—	789	—	—	789
Net income	—	—	—	—	—	1,017	1,017

Balances at September 30, 2004 (unaudited)	7,766,903	$78	$11,092	$(5,279)	$(134)	$(30,407)	$(24,650)

See accompanying notes to consolidated financial statements.

STENTOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(7,561)	$(10,925)	$(5,356)	$(4,726)	$1,017
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	732	1,604	2,903	2,120	2,575
Stock-based compensation	60	232	306	163	1,422
Amortization of warrants	71	101	123	87	73
Changes in operating assets and liabilities:
Accounts receivable	(507)	(2,050)	(2,109)	(6,691)	(1,601)
Accounts receivable from related parties	(928)	(1,850)	1,120	(34)	(772)
Accounts payable	1,021	(688)	80	(296)	730
Accounts payable to related parties	(120)	289	1,513	343	(962)
Prepaid expenses	(271)	(20)	(113)	80	80
Other current assets	—	(627)	(698)	(662)	(483)
Other current liabilities	137	1,908	(879)	(1,328)	1,742
Other assets	(158)	(1,200)	(1,306)	(470)	(501)
Payroll-related liabilities	127	143	549	572	368
Deferred revenues	1,049	7,547	15,769	16,416	2,066

Net cash (used in) provided by operating activities	(6,348)	(5,536)	11,902	5,574	5,754
Cash flows from investing activities:
Acquisition of property and equipment	(1,996)	(4,150)	(3,106)	(2,466)	(5,053)

Net cash used in investing activities	(1,996)	(4,150)	(3,106)	(2,466)	(5,053)
Cash flows from financing activities:
Proceeds from term loans	1,997	2,342	3,563	2,500	3,095
Repayment of term loans	(322)	(899)	(2,035)	(1,424)	(2,121)
Repayment of capital lease obligations	(25)	(136)	(140)	(102)	(128)
Net proceeds from issuance of convertible preferred stock	—	7,491	—	—	—
Net proceeds from issuance of common stock	15	134	94	81	54
Proceeds from repayment of employee notes receivable	—	4	75	75	27

Net cash provided by financing activities	1,665	8,936	1,557	1,130	927

Net (decrease) increase in cash and cash equivalents	(6,679)	(750)	10,353	4,238	1,628
Cash and cash equivalents at beginning of period	16,506	9,827	9,077	9,077	19,430

Cash and cash equivalents at end of period	$9,827	$9,077	$19,430	$13,315	$21,058

Supplemental schedule of required disclosures and cash flows from noncash investing and financing activities:
Interest paid	$63	$163	$345	$304	$466

Property and equipment acquired under capital lease	$292	$180	$—	$—	$—

Issuance of common stock and recording to stockholders’ equity employee notes receivable upon vesting of related common stock	$—	$65	$85	$66	$53

Recourse notes issued for exercise of options to purchase unvested common stock	$—	$225	$—	$—	$—

See accompanying notes to consolidated financial statements.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Basis of Presentation

      Stentor, Inc. (“Stentor” or the “Company”) was incorporated in Delaware in November 1998. Stentor supplies an innovative solution for the distribution, management and storage of digital medical images. The Company’s digital picture archive and communications system, or PACS, solution enables healthcare institutions to manage and store medical images and related patient information efficiently and cost-effectively. Stentor’s patented technology enables distribution of diagnostic-quality medical images to all points of care across a customer’s network without disrupting its existing information technology infrastructure. The Company accomplishes this through a system architecture that allows for rapid, scalable deployment in a healthcare institution and integration with its existing medical imaging equipment and software applications. Stentor’s solution enables physicians and other healthcare providers to improve diagnostic and therapeutic decisions by making diagnostic-quality digital images available on-demand, anywhere there is access to the hospital’s network.

      Since inception through early 2004, Stentor has sustained continuing operating losses. The Company has funded its operations primarily through sales of convertible preferred stock, lines of credit, capital leases and cash flows generated by its operating activities.

Risks and Uncertainties

      The Company is subject to a number of risks, including a history of net operating losses, the need to obtain market acceptance of its products, intense market competition from larger, more established companies and dependence on a limited number of customers and key employees.

Unaudited Interim Financial Information

      The accompanying unaudited interim consolidated balance sheet as of September 30, 2004, the consolidated statements of operations and cash flows for the nine months ended September 30, 2003 and 2004 and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statements of financial position, results of operations and cash flows as of and for the nine months ended September 30, 2003 and 2004. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Unaudited Pro Forma Stockholders’ Equity

      The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public.

      If the initial public offering contemplated by this prospectus is consummated, under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into 5,438,838 shares of common stock based on the shares of convertible preferred stock outstanding and conversion rates effective at September 30, 2004. Unaudited pro forma stockholders’ equity, set forth on the consolidated balance sheet, is adjusted for the assumed conversion in full of the convertible preferred stock.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Principles of Consolidation

      The consolidated financial statements include the accounts of Stentor and its wholly owned subsidiaries, Stentor Informatics International Limited and Stentor Informatics Limited. The subsidiaries were formed in 2004 and have not yet commenced operations; as a result, there were no significant intercompany balances or transactions during the periods presented.

Segments

      The Company operates in one segment in the United States. To date, its international sales have not been significant.

Cash and Cash Equivalents

      The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and highly liquid investment-grade corporate and government obligations, are stated at cost, which approximates fair value.

Concentration of Credit Risk and Business Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions and corporate institutions. In the normal course of business, the Company provides unsecured credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on uncollectible accounts as considered necessary by management. Allowances are made for specific account balances deemed to be uncollectible and estimated losses based on historical experience. Uncollectible trade receivables written off against the allowance for doubtful accounts in 2001, 2002, 2003 and the nine months ended September 30, 2004 were within management’s estimates and were not significant.

      Receivables due from significant customers as a percentage of total accounts receivable (including accounts receivable from related parties) were as follows:

	As of
	December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Customer A (a related party)	35%	17%	15%
Customer B (a related party)	15%	8%	12%
Customer C	12%	8%	3%

      No other customer accounted for more than 10% of receivables as of December 31, 2002, December 31, 2003 or September 30, 2004. If any one or group of these customers’ receivable balances should be deemed

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entirely uncollectible, it could have a material adverse effect on the Company’s results of operations and financial condition. Customers that represented more than 10% of total revenue are as follows:

				Nine Months
	Year Ended			Ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

Customer A (a related party)	20%	39%	26%	29%	17%
Customer B (a related party)	11%	9%	8%	9%	12%
Customer C	14%	14%	8%	9%	5%

Property and Equipment

      Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the respective assets:

Computers and equipment	3-5 years
Computer software	3 years
Leasehold improvements	Shorter of estimated life or remaining term of lease

      The Company purchases equipment necessary for its customers to use its solution and retains title to this equipment for those customers that use its fee-per-study pricing model. This equipment is located at the customer sites. Depreciation of the equipment is charged to cost of revenues.

Impairment of Long-Lived Assets

      In accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. There have been no indicators of impairment and no impairment losses have been recorded in any period presented.

Research and Development Expenses

      Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants, as well as payments to a third-party technology developer. These expenses are expensed as incurred.

Software Development Costs

      The Company accounts for product development costs in accordance with the provisions of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. The point at which technological feasibility is achieved and the ongoing assessment of recoverability of capitalized software development costs requires considerable management judgment with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies.

      To date, the period between achieving technological feasibility for internally developed software, which the Company has defined as the establishment of a working model of the software, and the general availability

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of such software, has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, through September 30, 2004, the Company has not capitalized any software development costs for software to be sold.

Revenue Recognition

      The Company’s principal sources of revenue include license and services revenues and royalty revenues. The Company receives its license and services revenues from customers under contracts that specify fees for each imaging study stored or viewed, which the Company refers to as its fee-per-study pricing model, or “license arrangements”, which the Company refers to as its capital pricing model. The Company receives royalty revenues from its relationship with IDX Systems Corporation (“IDX”), a reseller, which is also a related party (see Note 5). The Company’s revenue recognition policies with respect to each source of revenues are described below.

      Fee-per-study Pricing Model. The Company’s fee-per-study model is treated as a “hosting” arrangement for accounting purposes. The servers and other equipment necessary to use the Company’s solution is located at the customer’s site. Under hosting arrangements, customers access Stentor’s solution on Stentor-owned servers and equipment, and the Company charges its customers monthly per-study fees based on their usage of the solution, subject to monthly or annual minimum fees. The Company recognizes revenues from hosting arrangements in accordance with Emerging Issues Task Force, or EITF, Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, which provides that it recognize hosting revenues under the provisions of Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, which supersedes the earlier related guidance in SAB No. 101, Revenue Recognition in Financial Statements and in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Stentor recognizes revenues and invoices its hosting customers monthly, provided that it has evidence of an arrangement with the customer, delivery has occurred, the fees are fixed and determinable and collectibility is reasonably assured. The Company recognizes revenues from professional services that are included as part of the original arrangement, including implementation, integration and training services, ratably over the term of the arrangement, which typically ranges from 36 to 84 months. These professional services do not include significant alterations to the features and functionality of the Company’s solution. Professional services that are contracted subsequent to the original arrangement are recognized as the services are provided. Revenue recognition commences only when the customer confirms its first clinical use of the system or, in the cases of arrangements with acceptance clauses, revenue commences only when it has received customer acceptance.

      Capital Pricing Model. The Company’s capital pricing model, in which customers pay up-front fees and recurring annual fees, is treated as a licensing arrangement for accounting purposes. Under license arrangements, the Company grants its customers a license to use its solution for a specified period of time and for a specified usage volume during that time period. These arrangements do not contain refund provisions based on actual usage or volume. The Company’s license arrangements typically include hardware that is used to run the Company’s solution. Under these arrangements the customer typically takes ownership of the delivered hardware. The Company recognizes license revenues in accordance with AICPA Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended. Under SOP No. 97-2, revenues from software license and service agreements are recognized when persuasive evidence of an arrangement exists, delivery of the solution has occurred, the fee is fixed or determinable and collectibility is probable. Revenues from term license arrangements (including license fees, maintenance fees, computer and related equipment, installation, integration and other professional fees) are recognized ratably over the term of the arrangement because the Company’s only undelivered ongoing obligation is to monitor and support the solution over the term of the arrangement and because the Company does not have vendor-specific objective evidence to determine the fair value of such services. The Company’s license arrangements typically range from 36 to 84 months. Revenue recognition commences only when the customer confirms its first clinical use of the

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

system or, in the cases of arrangements with acceptance clauses, revenue commences only when it has received customer acceptance.

      Royalty Revenues. The Company derives a portion of its revenues from royalties paid under a reseller arrangement with IDX. The arrangement with IDX does not include return rights, pricing protection, or other similar terms. Under the reseller arrangement, IDX may provide the Company’s solution to its customers under a hosting model or a term license arrangement. Under either model, Stentor receives an up-front royalty from IDX on each sale of the Company’s solution by IDX to its customers. In addition, the Company receives a royalty paid quarterly based on IDX’s customers’ aggregate usage volume.

      Up-front royalties received by Stentor are recognized as revenue over the estimated term of the underlying arrangement, typically 36 to 84 months, due to the Company’s continuing support, maintenance and monitoring obligations. Royalties received over the term of the arrangement are recognized as revenue when the royalties are earned and become due.

      Performance Guarantee. The Company offers an “uptime guarantee” to all customers that permit the Company to remotely monitor the functionality of the system which guarantees that the Company’s solution will be subject to a contractually determined maximum amount of unscheduled time during which the solution will be non-operational, or “downtime,” per month. Should the Company’s solution not function within the parameters specified in the contract with a customer, the Company could be required to credit the customer based on a contractually determined schedule. Management must use judgments and make estimates of reserves related to potential future downtime reimbursements in connection with current period revenues. Because the Company is able to determine any downtime amounts for customers in the same month as it records the associated revenues, thereby not subjecting revenues recognized to refunds, and because amounts reimbursed for downtime have been insignificant to date, the Company’s management has determined that no reserve for downtime is required.

Deferred Revenues

      Advances from customers, or royalty advances from IDX, are recorded as deferred revenues and amortized over the term of the contract or estimated useful life of the customer, typically ranging from 36 to 84 months.

Cost of Revenues

      The Company defers a portion of equipment and royalty costs that are specifically attributable to particular contracts and for which recoverability is assured through receipt of non-refundable up-front customer payments or contractually guaranteed minimum volume payments. For each license arrangement, the Company capitalizes the cost of equipment and royalties and charges such costs to cost of revenues over the specific arrangement term, which typically ranges from 36 to 84 months, as the related revenue is recognized. Such capitalized costs are included in other current assets and other assets in the Company’s balance sheets. Employee, sales commissions and internal professional service costs incurred during installation are expensed as incurred and included in cost of revenues and selling and marketing expenses on the statements of operations.

Stock-based Expenses

      As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, the Company accounts for stock-based compensation under the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this method, the excess of the fair value of the Company’s shares over the exercise price of the option on the date of grant, if any, is recognized over the anticipated period the employee performs services.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      If the exercise price of its employee stock options equals the market price of the underlying stock on the date of the grant, no compensation is generally recognized. Pro forma information regarding net (loss) income has been determined as if the Company had accounted for its employees’ and directors’ stock options under the fair-value method prescribed by SFAS No. 123. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The resulting effect on pro forma net (loss) income is not likely to be representative of the effects on net (loss) income on a pro forma basis in future years due to additional grants, which will vest in subsequent years.

      The following table illustrates the effect on net income as if the Company had accounted for its employee stock options under the fair-value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Net (loss) income, as reported	$(7,561)	$(10,925)	$(5,356)	$(4,726)	$1,017
Stock-based employee compensation expense included in reported net (loss) income	—	74	162	107	1,083
Total stock-based employee compensation expense determined under fair-value based method for all awards	(19)	(34)	(60)	(39)	(862)

Pro forma net (loss) income	$(7,580)	$(10,885)	$(5,254)	$(4,658)	$1,238

Net (loss) income, per share:
Basic:
As reported	$(2.24)	$(2.85)	$(0.75)	$(0.68)	$0.13
Pro forma	$(2.25)	$(2.84)	$(0.73)	$(0.67)	$0.16
Diluted:
As reported	$(2.24)	$(2.85)	$(0.75)	$(0.68)	$0.07
Pro forma	$(2.25)	$(2.84)	$(0.73)	$(0.67)	$0.08

      Pro forma information regarding the results of operations is determined as if the Company had accounted for its employee stock options using the fair-value method. The fair value of each option grant is estimated on the date of grant using the minimum-value method with the following assumptions:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Weighted-average estimated life in years	4	4	4	4	4
Weighted-average risk-free interest rate	4.3%	2.9%	1.8%	1.8%	2.5%
Dividend yield	—	—	—	—	—
Weighted-average fair value of options granted at the fair value of the Company’s shares on the date of grant	$0.11	$0.12	$0.28	$0.12	—
Weighted-average fair value of options granted with exercise prices less than the fair value of the Company’s shares on the date of grant					$5.55

      Stock compensation expense for options granted to non-employees has been determined in accordance with EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring Goods and Services, as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive (Loss) Income

      The Company reports comprehensive (loss) income in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 had no impact on the Company’s net (loss) income or stockholders’ equity. To date, the Company has no components of other comprehensive (loss) income. Accordingly, net (loss) income equals comprehensive (loss) income for all periods presented.

Advertising Costs

      Costs incurred for producing and communicating advertising are expensed as incurred. Advertising expense totaled $46,000, $33,000, $58,000, $8,000 and $44,000 for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004, respectively.

Net (Loss) Income Per Share

      Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding for the fiscal period. Diluted net (loss) income per share is computed by giving effect to all potential dilutive common stock, including options, warrants and convertible preferred stock. Pro forma net (loss) income per share is computed assuming all shares of convertible preferred stock are converted to common stock. The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share amounts):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Net (loss) income	$(7,561)	$(10,925)	$(5,356)	$(4,726)	$1,017

Weighted-average common shares outstanding	3,375	4,022	7,264	7,120	7,828
Less: weighted-average common shares outstanding subject to repurchase	—	(190)	(160)	(176)	(138)
Weighted-average shares outstanding — basic	3,375	3,832	7,104	6,944	7,690
Incremental shares from assumed conversions:
Common shares outstanding subject to repurchase	—	—	—	—	138
Preferred stock	—	—	—	—	5,439
Options and warrants	—	—	—	—	1,818

Weighted-average shares outstanding — diluted	3,375	3,832	7,104	6,944	15,085

Net (loss) income per share:
Basic:
As reported	(2.24)	(2.85)	(0.75)	(0.68)	$0.13
Proforma			(0.42)		$0.08

Diluted:
As reported	(2.24)	(2.85)	(0.75)	(0.68)	$0.07
Proforma			(0.42)		$0.07

Denominator for pro forma basic earnings per share (unaudited)			12,880		13,129
Denominator for pro forma diluted earnings per share (unaudited)			12,880		15,085

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following shares were excluded from the computation of diluted (loss) earnings per share as they had an anti-dilutive impact:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Common shares outstanding subject to repurchase	—	190	160	176
Preferred stock	7,876	8,297	5,776	4,694	—
Options	711	724	972	907	—
Warrants	562	—	—	—	—

Total	9,149	9,211	6,908	5,777	—

Income Taxes

      The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncements

      In January of 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51, or FIN 46, and in December of 2003 issued a revised version, FIN 46R. FIN 46R provides guidance for determining whether and how to consolidate variable interest entities (“VIE”). Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the VIE. Variable interests include equity investments, loans, leases, derivatives, guarantees and other instruments whose values change with changes in the VIE’s assets. Any of these instruments may require its holder to consolidate the VIE. The party with the majority of the variability in gains or losses of the VIE is required to consolidate the VIE. The Company’s adoption of FIN 46R in 2004 has not had a material impact on the Company’s financial statements.

      In November 2003, the EITF issued EITF No. 03-6, Participating Securities and the Two — Class Method under FASB Statement No. 128, which provides for a two-class method of calculating earnings per share amounts that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. This guidance would be applicable to the Company starting with the second quarter beginning April 1, 2004. The Company’s adoption of EITF No. 03-6 has not had a material impact on the Company’s financial statements.

      In March 2004, the FASB published an Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under SFAS No. 123 and APB Opinion No. 25. The proposed statement would require public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. The proposed statement would also affect the pattern in which compensation cost would be recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. The Exposure Draft also notes that the use of a lattice model, such as the binomial model, to determine the fair value of employee stock options, is

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferable. The Company currently uses the Black-Scholes pricing model to determine the fair value of its employee stock options. Use of a lattice model to determine the fair value of employee stock options may result in compensation cost materially different from those pro forma costs disclosed in Note 1. The Company is currently determining what impact the proposed statement would have on its results of operations or financial position.

2.	Property and Equipment

      Property and equipment consists of the following (in thousands):

	As of
	December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Computers and equipment	$7,764	$10,726	$15,419
Computer software	495	632	947
Leasehold improvements	38	45	91

	8,297	11,403	16,457
Accumulated depreciation	(2,526)	(5,429)	(8,004)

Property and equipment, net	$5,771	$5,974	$8,453

      At December 31, 2002, December 31, 2003 and September 30, 2004, the Company maintained $2,468,000, $3,118,000 and $4,450,000, respectively, of property and equipment, net, which consisted primarily of computers and equipment at customer locations. Depreciation of this equipment is charged to cost of revenues over a three-year period.

      As of December 31, 2002, December 31, 2003 and September 30, 2004, the Company had computers and equipment under capital leases with a cost of $472,000, and with related accumulated amortization of $122,000, $279,000 and $396,000, respectively.

3.	Term Loans, Leases and Commitments

      Debt outstanding is as follows (in thousands):

	As of
	December 31,		As of
			September 30,
	2002	2003	2004

			(unaudited)
Term loans outstanding	$3,118	$4,646	$5,620
Weighted-average interest rate	7.41%	7.64%	7.91%
Analyzed as follows:
Current portion	$1,419	$2,282	$2,931
Long-term portion	1,699	2,364	2,689

	$3,118	$4,646	$5,620

      In January 2001, the Company entered into a credit facility with a commercial bank that provided up to an aggregate of $2,000,000 for the purchase of general purpose computer equipment, office equipment, test and laboratory equipment, and furniture and fixtures. The full $2,000,000 had been utilized under this credit facility as of September 30, 2004. This facility bears interest at 8.5% per annum. Amounts due under this credit facility are payable in monthly installments over a 36-month term from the date of advance. Amounts due are collateralized by a security interest granted to the bank in the assets acquired under the credit facility. The bank has a blanket lien on the Company’s tangible assets. The credit facility contains certain customary restrictions relating to

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment of dividends, maintaining profitability and liquidity, and the incurrence of additional indebtedness. The Company was in compliance with such restrictions for all periods presented but sought and received waivers regarding timing for delivery of audited financial statements. In connection with the credit facility, the Company issued to the bank a fully vested nonforfeitable warrant to purchase 14,243 shares of Series C convertible preferred stock at an exercise price of $6.67 per share. The warrant, which expires in January 2008, had a fair value of $71,000 calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 3.5%; an expected life equal to the term of the warrant (7 years); a dividend yield rate of 0%; and an expected volatility of the common stock of 80%. The fair value of the warrant was amortized as interest expense in 2001 over the one-year term that the loan was available for advances.

      In June 2002, the Company modified its January 2001 credit facility to increase the amount available to $4,000,000. The terms under this extension are similar to the terms of the original credit facility. The Company has drawn down on the full $4,000,000 available under the facility as of September 30, 2004. In conjunction with this modification, the Company issued the lender a warrant to purchase up to 14,993 shares of the Company’s Series D convertible preferred stock at an exercise price of $13.34 per share. The warrant, with a life of seven years, has a fair value of $149,000 calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 3.5%; an expected life equal to the term of the warrant (seven years); a dividend yield rate of 0%; and an expected volatility of the common stock of 80%. The value of the warrant was being charged to interest expense over the term that the credit facility was available for advances. For the years ended December 31, 2002 and 2003, the Company recorded interest expense related to this warrant of $101,000 and $48,000 respectively.

      In June 2003, the Company modified its January 2001 credit facility (as previously amended on June 2002) to increase the amount available to $5,000,000. The terms under this extension are similar to the terms of the original facility. As of September 30, 2004, the Company had drawn $5,000,000 under the terms of the June 2003 credit facility modification. In conjunction with this modification, the Company issued the lender a warrant to purchase up to 14,992 shares of the Company’s Series D convertible preferred stock at an exercise price of $13.34 per share. The warrant, with a life of seven years, has a fair value of $149,000 calculated using the Black-Scholes valuation model with the following assumptions: a risk-free interest rate of 3.5%; an expected life equal to the term of the warrant (7 years); a dividend yield rate of 0%; and an expected volatility of common stock of 80%. The value of the warrant was being charged to interest expense over the term that the credit facility was available for advances. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we recognized interest expense of $76,000 and $73,000 related to this warrant. The Company had amounts available to draw at December 31, 2003 and September 30, 2004 of $3,100,000 and $0, respectively, from this facility.

      Principal payments in future years under the credit facilities at December 31, 2003 and September 30, 2004 are as follows (in thousands):

	As of	As of
	December 31,	September 30,
	2003	2004

		(unaudited)
Year ended December 31, 2004	$2,282	$757
Year ended December 31, 2005	1,787	2,779
Year ended December 31, 2006	577	1,649
Year ended December 31, 2007	—	435

	$4,646	$5,620

      In October 2001, the Company entered into a capital lease for the purchase of computer equipment. The term of the lease is 36 months and bears an effective interest rate of 8.6%. In October 2002, the Company

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entered into another capital lease for the purchase of computer equipment. The term of the lease is 36 months, and the lease bears an effective interest rate of 10.1%.

      The Company leases its facilities under a noncancelable operating lease agreement that expires in 2007. Rent expense for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 was $156,000, $483,000, $880,000, $675,000 and $647,000, respectively.

      Future minimum capital lease payments at December 31, 2003 and September 30, 2004 are as follows (in thousands):

	As of	As of
	December 31,	September 30,
	2003	2004

		(unaudited)
Year ended December 31, 2004	$207	$36
Year ended December 31, 2005	80	80
Year ended December 31, 2006	—	—
Year ended December 31, 2007	—	—

	287	116
Less amount representing interest	(66)	(22)
Present value of minimum lease payments	221	94
Less current portion	(154)	(94)

Long-term portion	$67	$—

      Future minimum operating lease payments at December 31, 2003 and September 30, 2004 are as follows (in thousands):

	As of	As of
	December 31,	September 30,
	2003	2004

		(unaudited)
Year ended December 31, 2004	$867	$219
Year ended December 31, 2005	883	883
Year ended December 31, 2006	915	915
Year ended December 31, 2007	545	545
Year ended December 31, 2008	—	—

	$3,210	$2,562

      In November 2003, the Company entered into an agreement (the “Development Agreement”) for purposes of developing new products. Pursuant to the terms of the Development Agreement, Stentor has agreed to pay a total of approximately $1,800,000 over the period the products are developed. The Company paid an up-front fee of $500,000 for such development through September 30, 2004. This amount is included as a research and development expense in the year ended December 31, 2003 because technological feasibility of the product has not been established.

4.	Related Party Transactions

Agreements with the University of Pittsburgh

      Concurrent with the issuance of common stock to the Company’s founders, in December 1998, the Company entered into an agreement to license certain patent rights from the University of Pittsburgh (the “University”) for the term of the patents. The agreement (“the University of Pittsburgh Agreement”)

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provides for the Company’s right to use and further develop the licensed technology and the right to enter into sublicensing arrangements for the licensed technology. As consideration for the license, the Company issued 200,000 shares of the Company’s common stock. In addition, the Company granted an option to purchase an additional 200,000 shares of its common stock at a price of $.0025 per share, of which all 200,000 options had been exercised as of December 31, 2002. The option vested over a four-year period ending in 2002. In exchange for the option, the University agreed to provide the Company any improvements made to the licensed technology as developed by the University over the term of the agreement. The Company accounted for the option in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and recorded license fee expense as the underlying shares vested, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2002

Risk free interest rate	4.19%	3.44%
Expected life	7	6
Dividend yield	—%	—
Expected volatility	80%	80%

      The amounts recorded as expense under the terms of this option during the years ended December 31, 2001 and 2002 were $33,000 and $74,000, respectively.

      During 1999, the Company entered into a sponsored research agreement with the University. During the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, the Company paid $0, $261,000, $33,000, $33,000 and $0, respectively, to the University under this agreement. As of December 31, 2002 and 2003 and as of September 30, 2004, $46,000, $160,000 and $252,000, respectively, were due and payable to the University under this agreement and are included in accounts payable to related parties in the Company’s balance sheets. This agreement was terminated in 2004.

Agreements with UPMC Health System

      UPMC Health System, or UPMC, which owns 457,272 shares of the Company’s Series C Preferred stock as of December 31, 2003 and September 30, 2004, is a significant customer of the Company. The Company has recognized $324,000, $2,532,000, $5,262,000, $3,785,000 and $4,293,000 as revenues in the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively, under sales to UPMC. As of December 31, 2002, December 31, 2003 and September 30, 2004, $1,947,000, $1,114,000 and $1,373,000, respectively, of accounts receivable was due from UPMC.

Distribution and Development Agreement with IDX

      On November 15, 2000, the Company entered into a Distribution and Development Agreement with IDX with an initial term of five years, whereby the Company and IDX agreed to mutually develop a comprehensive medical image management system, or MIMS, for radiology practices. The Company and IDX also agreed to license and distribute the MIMS, a suite of products containing each of the other party’s existing technologies, in exchange for the right to receive royalty payments based upon a percentage of the net revenues derived from sales by either party of the MIMS, as defined in the IDX Agreement. Any intellectual property jointly developed by the Company and IDX shall be jointly owned by the two parties, with no royalties due upon future distribution. The Company is substantially dependent on its relationship with IDX due to the significant role that the IDX software serves in the Company’s application.

      The Company and IDX amended the IDX Agreement on December 31, 2003 (the “IDX Amendment”) to clarify intellectual property ownership rights, redefine development and support obligations, expand the distribution to worldwide in scope and restructure the royalty payment obligations. Under the new royalty

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

structure, implemented during the quarter ended December 31, 2003, the Company and IDX pay each other one-time up-front initiation royalties based on execution of new customer agreements and ongoing sustaining royalties on a quarterly basis over the life of the customer agreements based on total new managed radiology studies for a given period. The following amounts relate to the IDX agreement (in thousands):

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Royalty revenues from IDX sales of Stentor solutions	$175	$563	$1,584	$1,174	$3,129
Accounts receivable from IDX at period end	818	841	554	1,896	1,067
Deferred revenues related to IDX royalties	683	1,661	5,595	5,779	6,791
Royalty expense from Stentor sales of IDX’s software	—	573	2,019	1,315	1,962
Deferred royalty asset from Stentor sales of IDX’s software at end of period	—	713	2,381	1,445	2,544

      The Company recognizes revenue over the estimated term of the underlying arrangement, typically 36 to 84 months, due to the Company’s continuing support, maintenance, and monitoring services and obligations. The Company capitalizes up-front royalty payments to IDX and amortizes such payments over the term of the arrangement, which typically ranges from 36 to 84 months. The Company expenses sustaining royalty payments to IDX as incurred.

      The Company capitalizes up-front royalty payments to IDX and amortizes such payments over the term of the arrangement, which typically range from 36 to 84 months. The Company expenses sustaining royalty payments to IDX as incurred.

      In addition, in November 2000, the Company granted to IDX a warrant to purchase 1,124,138 shares of the Company’s Series D convertible preferred stock at an exercise price of $13.34 per share. Under its original terms, the warrant would become exercisable upon the achievement of certain milestones within a specified timeframe. The Company concluded that those milestones were not met, however the Company permitted IDX to purchase 562,069 shares of the Company’s Series D convertible preferred stock for gross proceeds of $7,498,000 on April 30, 2002. The warrant expired unexercised with respect to the remaining 562,069 shares.

5.	Stockholders’ Equity

Authorized Stock

      The Company is authorized to issue 20,000,000 shares of common stock and 5,355,538 shares of convertible preferred stock. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the Company’s stockholders.

Stock Split

      The Company’s board of directors approved a four-for-one stock split of all outstanding common shares, effective August 4, 2000. All references to shares, options, warrants outstanding and per share amounts have been adjusted retroactively to reflect the impact of the stock split. Par value of $0.01 per share was not adjusted for the stock split.

Common Stock Subject to Repurchase

      Common stock issued to certain employees is subject to the Company’s right of repurchase, which lapses ratably over a period of four years. During 2002 and 2004, certain employees exercised options to purchase 386,500 and 125,000 shares, respectively, of the Company’s common stock, of which 112,055 and

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

156,855 shares remain subject to the right of repurchase as of December 31, 2003 and September 30, 2004, respectively (see Note 8).

Convertible Preferred Stock

      Each share of Series A and Series B preferred stock is, or was immediately prior to its conversion, convertible into four shares of common stock, and each share of Series C and Series D preferred stock is convertible into common stock on a one-for-one basis (subject to, among other things, adjustment for stock splits and dividends) at any time at the option of the holder or automatically in the event of an underwritten public offering of the Company’s common stock with aggregate gross proceeds to Stentor of at least $20,000,000 and an aggregate pre-money valuation of at least $200,000,000, or upon approval by two-thirds of the preferred stockholders of each series. Each share of convertible preferred stock votes equally with shares of common stock on an “as-if-converted” basis.

      On February 11, 2003, holders of all 200,000 outstanding shares of Series A convertible preferred stock, 549,690 shares of Series B convertible preferred stock, and 100 shares of Series C convertible preferred stock converted such shares into an aggregate of 2,998,860 shares of common stock.

      Series B, and C convertible preferred stockholders are entitled to receive noncumulative annual dividends, when and if declared by the Company’s board of directors, of $0.40 and $0.53 per share, respectively, plus all declared but unpaid dividends. Series D convertible preferred stock carries no dividends. The Company has not declared or paid any dividend on any class of common or preferred stock as of September 30, 2004. Upon liquidation, after payment of full liquidation preference made to the Series B, C, and D preferred stockholders, the remaining assets of Stentor, if any, shall be distributed ratably among the common stockholders. If the assets available for distribution to the preferred stockholders are insufficient to pay such stockholders the full preferential amount, then the available assets shall be distributed ratably to the stockholders of Series B, C, and D convertible preferred stock in proportion to the full preferential amount each such holder is otherwise entitled to receive. None of the series of convertible preferred stock is redeemable.

      Liquidation events, as defined in the Company’s amended and restated certificate of incorporation, include: (i) consolidation or merger of Stentor with another company, or a reorganization of Stentor, in which stockholders of Stentor prior to such event own less than 50% of the voting stock of Stentor after such event; (ii) the sale, lease, or disposition of substantially all the assets of Stentor; or (iii) sale, transfer, or termination of substantially all of Stentor’s rights under the University of Pittsburgh Agreement (see Note 4).

      So long as at least 200,000 shares of each of Series B, and Series C preferred stock remain outstanding (as adjusted for stock splits), the holders of each of Series B, and Series C preferred stock each have the ability to elect one director. Holders of common stock are permitted to elect two directors.

Stock Options

      On June 9, 1999, the Company’s board of directors approved the 1999 Incentive Stock Plan (the “1999 Plan”) and initially reserved 1,100,000 shares of common stock for issuance thereunder. An additional 400,000 shares were authorized for issuance during the fiscal year ended December 31, 2000. On June 27, 2001, the board of directors approved the 2001 Incentive Stock Plan (the “2001 Plan”) and initially reserved an additional 1,000,000 shares of common stock for issuance thereunder (the 1999 Plan and the 2001 Plan are collectively referred to as the “Plans”).

      Under the Plans, incentive stock options may be granted to employees, and nonstatutory stock options may be granted to employees, directors, and consultants. Options are granted at an exercise price of not less than the fair value per share of the common stock on the date of the grant and expire not later than 10 years

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from the date of the grant. Options under the Plans generally vest 25% one year after the date of the grant and then on a monthly pro rata basis over the following 36 months.

      Option activity under the Plans is as follows:

		Outstanding Options

			Weighted-
	Shares		Average
	Available for	Number of	Exercise Price
	Future Grant	Options(1)	Per Share

Balance at December 31, 2001	660,667	1,641,422	$0.39
Options granted	(577,500)	577,500	$1.20
Options exercised	—	(633,484)	$0.31
Options canceled	72,459	(72,459)	$0.60

Balance at December 31, 2002	155,626	1,512,979	$0.72
Shares authorized	2,000,000	—	—
Options granted	(806,615)	806,615	$1.76
Options exercised	—	(364,180)	$0.49
Options canceled	109,256	(109,256)	$1.32

Balance at December 31, 2003	1,458,267	1,846,158	$1.19
Shares authorized	—	—
Options granted	(1,221,325)	1,221,325	$2.32
Options exercised	—	(156,468)	$0.34
Options canceled	53,538	(53,538)	$1.72

Balance at September 30, 2004	290,480	2,857,477	$1.70

Options exercisable were as follows:
December 31, 2002		462,128
December 31, 2003		604,569
September 30, 2004		847,521

(1)	Includes 0, 245,875, 112,055 and 156,855 shares issued through the exercise of options prior to full vesting and subject to a right of repurchase by the Company as of December 31, 2001, 2002 and 2003 and September 30, 2004, respectively.

     The following table summarizes information about options outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price	Options	Life (Years)	Price	Options	Price

$0.13 - $0.67	745,463	5.88	$0.46	487,698	$0.37
$1.48 - $2.03	1,100,695	9.22	$1.68	116,871	$1.52

	1,846,158	7.87	$1.19	604,569	$0.59

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table summarizes information about options outstanding at September 30, 2004 (unaudited):

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price	Options	Life (Years)	Price	Options	Price

$0.13 - $0.67	601,117	5.57	$0.43	501,583	$0.38
$1.48 - $1.76	1,005,435	8.19	$1.67	344,438	$1.63
$2.03 - $2.68	1,250,925	9.24	$2.33	1,500	$2.03

	2,857,477	8.10	$1.70	847,521	$0.89

      During the year ended December 31, 2001, the Company granted nonqualified options to purchase 48,000 shares to consultants at a weighted average exercise price of $0.667 per share for services rendered. The Company did not grant any options to consultants during the years ended December 31, 2002 or 2003, or in the nine months ended September 30, 2004. The options vest over periods ranging from one to four years and have expiration dates that range from the end of the term of the consulting agreements to 10 years after the date of grant. The fair value of these options was estimated using the Black-Scholes model with the following weighted-average assumptions: a risk-free interest rate of 3.5%; a weighted-average expected life equal to the term of the options (four years); a dividend yield of zero, and expected volatility of the Company’s common stock of 80%. The fair value of the options (as remeasured at each reporting period) is recorded as consulting expense as the underlying shares vest. During the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, the Company recorded $84,373 and $61,997 and $52,384, respectively, as noncash compensation expense relating to such options.

Stock-based Compensation

      The Company records deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance, private sales of our common and preferred stock between third parties, and issuances of convertible preferred stock. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight to arrive at reassessed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these reassessed values and the exercise prices. This process resulted in the creation of deferred stock compensation of $6,068,000 during the nine months ended September 30, 2004, of which $789,000 was included as compensation expense in the nine months ended September 30, 2004. The resulting deferred stock compensation is amortized to compensation expense over a 4 year vesting period using the straight-line basis.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      The following table shows a summary of options granted subsequent to September 30, 2003.

		Weighted-	Weighted-
		Average	Average	Intrinsic
		Exercise	Fair Value	Value per	Total
Grant Date During	Number of	Price of	of Common	Option on	Intrinsic
Three Months Ended	Options	Options	Stock	Grant Date	Value

					(in thousands)
December 31, 2003	44,000	$2.03	$2.03	$—	$—
March 31, 2004	647,000	$2.03	$6.02	$3.99	$2,582
June 30, 2004	326,825	$2.68	$7.12	$4.44	$1,451
September 30, 2004	247,500	$2.68	$8.71	$6.03	$1,492

Employee Option Modifications

      During 2002, the Company accelerated the vesting of an employee’s 55,750 unvested stock options. All other terms of the option agreements remained the same. In 2003, this employee changed status to a non-employee consultant and pursuant to the terms of the Company’s stock option plan was allowed to continue vesting in the awards as long as the individual provided consulting services. If this individual ceases to provide consulting services prior to the expiration of the original vesting terms ending in 2005 and 2006, the Company will record compensation expense of up to $45,325 for options the individual would have otherwise forfeited, absent the modification. In addition, due to the change in status, the Company estimated the fair value of these options using the Black-Scholes model with the following weighted-average assumptions: a risk free interest rate of 1.24%; a weighted average expected life equal to term of the options (1 year); a dividend yield of zero, and expected volatility factor of the Company’s common stock of 80%. During the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, the Company recorded consulting expense of $0, $68,340, $0 and $286,903, respectively. The fair value of these consultant stock options was remeasured and amortized to expense at each reporting date until the options were fully vested in July 2004.

      During 2003, the Company accelerated the vesting of 17,790 options to purchase the Company’s common stock. All other terms of the option agreements remained the same. In connection with these modifications, the Company recorded $14,000 of compensation expense related to the modifications.

Warrants

      At December 31, 2003 and September 30, 2004 there were outstanding warrants to purchase convertible preferred stock which give the holders an ability to purchase approximately 14,000 shares of Series C preferred stock and 30,000 shares of Series D preferred stock.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reserved Shares

      The Company reserved shares of common stock for future issuance as follows (in thousands):

	As of	As of	As of
	December 31,	December 31,	September 30,
	2002	2003	2004

		(unaudited)
Stock options under the Plans:
Options outstanding	1,513	1,846	2,857
Reserved for future grants	156	1,458	290
Convertible preferred stock:
Issued and outstanding (as-if-converted basis)	8,438	5,439	5,439
Warrants and options to purchase common stock	49	44	44

	10,156	8,787	8,630

6.	Benefit Plan

      Effective October 25, 1999, the Company adopted a 401(k) plan that allows eligible employees to contribute up to $13,000 of their qualified compensation subject to IRS limits. The Company has the discretion to make matching contributions each year. To date, the Company has not made any matching contributions.

7.	Income Taxes

      A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows (in thousands):

	Year Ended December 31,

	2001	2002	2003

U.S. federal taxes (benefit) at statutory rate	$(2,646)	$(3,824)	$(1,853)
State taxes, net of Federal benefit	1	10	4
Non deductible expenses	95	175	142
Net operating losses not benefited	2,550	3,639	1,707

	$—	$—	$—

      The Company recorded an income tax provision of $208,000 during the nine months ended September 30, 2004 as a result of an expected Federal alternative minimum tax obligation and state taxes. The Company did not incur any income tax expense for the years ended December 31, 2001, 2002 and 2003.

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets were as follows (in thousands):

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$10,074	$11,469
Research and Development credits	678	876
Capitalized Research and Development costs	—	208
Other	(211)	534

Total deferred tax assets	10,541	13,087
Less valuation allowance	(10,541)	(13,087)

Net deferred tax assets	$—	$—

      Realization of the net deferred tax assets is dependant on future taxable income, if any, the amount and timing of which are uncertain. Accordingly the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $2,976,000, $4,370,000 and $2,547,000 during the years ended December 31, 2001, 2002 and 2003, respectively.

      As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $30,000,000 and state net operating loss carryforwards of approximately $20,000,000. The net operating loss carryforwards will expire at various dates beginning in 2019 through 2023, if not utilized.

      As of December 31, 2003 and 2002, the Company had federal and state research credit carryforwards of $600,000 and $460,000, respectively. The research credit carryforwards will expire at various dates beginning in 2019 through 2023.

      The Company has performed an analysis of its net operating loss carryforwards and credit carryforwards pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986 through December 31, 2003. Due, in part, to rounds of equity financings, the Company experienced “an ownership change” as defined in Section 382 of the Code. However our use of the net operating loss carryforwards and credit carryforwards is not limited by the annual limitations described in section 382 and 383 for years beginning after December 31, 2003.

8.	Notes Receivable from Stockholders

      During 2002, the Company issued $225,000 of full recourse loans to stockholders to permit them to “early-exercise” options to purchase 301,188 unvested shares of common stock. Should the employees terminate prior to becoming fully vested in the shares, the Company has the right to repurchase shares, for which the repurchase right has not lapsed, from the employee for an amount equal to the original exercise price per share (i.e. employer call at the original issue price). These notes originally bore interest at a rate of 8% and have repayment terms requiring the repayment of principal and accrued interest over four years (see Note 5). The notes were amended during 2003 to change the interest rate to 1.5% and to extend the payment terms. The Company recorded a compensation charge of $12,401 during 2003 as a result of these amendments. As of December 31, 2003 and September 30, 2004, $138,000 and $140,000, respectively, remained outstanding under these notes, including accrued interest. The Company is recording the outstanding stock and related notes in the statement of stockholders’ equity as its repurchase rights related to the underlying shares of common stock lapse. During the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, $74,000, $162,000 and $293,000, respectively, has been charged to

STENTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation expense as the repurchase rights have lapsed, as the underlying stock is subject to remeasurement until those rights lapse.

      In future periods, compensation expense equal to the intrinsic value (difference between the fair value of the Company’s stock and the exercise price) of options vested in the current period will be recorded at each reporting date until all of the underlying options are fully vested.

9.	Subsequent Events

      Since September 30, 2004, the Company has granted options to purchase 138,100 shares of common stock at an exercise price of $5.08 per share. As a result of these option grants, the Company will record a deferred stock-based compensation charge of approximately $720,000 in the fourth quarter of 2004. The Company will amortize the charges ratably over the four-year vesting period of the underlying awards. The Company expects this deferred stock-based compensation expense to be amortized as follows: approximately $30,000 during 2004, approximately $180,000 during 2005, approximately $180,000 during 2006, approximately $180,000 during 2007 and approximately $150,000 during 2008.

      In November 2004, loans to stockholders totaling principal of $20,000 plus accrued interest were repaid.

      In November 2004, the Company and IDX amended the IDX Agreement to extend the term of the agreement to 2015 and to modify certain other terms of the agreement.

      In November 2004, the Company and UPMC amended and restated their service provider agreement dated February 1, 2002 to extend services to all UPMC inpatient and outpatient facilities through December 31, 2009.

      On November 19, 2004, the Company filed with the Securities and Exchange Commission a registration statement on Form S-1 for an initial public offering of its common stock.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

ANNEX A

ALTERNATIVE COVER

PROSPECTUS (Subject to Completion)

Issued January 27, 2005
                                     Shares

COMMON STOCK

Stentor, Inc. is offering                      shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.

Please click here to see an electronic demonstration of our solution.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SNTR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page       .

PRICE $          A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Stentor

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional            shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY	JPMORGAN
THOMAS WEISEL PARTNERS LLC

                    , 2005

A-1

ANNEX B

DEMONSTRATION OF OUR SOLUTION

Voice-Over	Visuals

None	The copying, downloading or distribution of this demonstration is not permitted.

An offering of the securities of this issuer is in process, but is made only by the prospectus. That prospectus is included in a registration statement that has been filed with the Securities and Exchange Commission but has not yet become effective. We urge you to review that prospectus carefully before making any investment decision. To obtain it, double-click on the ‘prospectus’ icon appearing on the screen.

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The Securities and Exchange Commission does not endorse this offering, nor does any state regulatory authority.

Stentor’s iSite PACS overcomes the challenges of digital medical image distribution faced by conventional systems. iSite PACS includes our iSite Enterprise, iSite Radiology and iVault services.	iSite logo “Medical Image and Information Management System”

iSite Enterprise is a browser-based medical image and information management system that provides diagnostic-quality images on demand to all standard PCs, anywhere across the hospital network. Customers can deploy our iSite Enterprise solution without deploying our full iSite PACS solution.	Show iSite Enterprise PC.
iSite Enterprise is intuitive and easy to use. The user interface is based on graphic icons and physicians can easily navigate through images and use advanced tools to zoom, pan, measure and manipulate images. Doctors can compare old and new studies by linking images side by side.

The patient history timeline provides access to all of the patient’s studies simply by clicking on the icon.	Show user interface and highlight curser clicking on an image, zooming, panning and changing the contrast. Show measurements and linking.

Bring up prior study and new study, link them and pan through both.

Highlight patient history timeline.

Voice-Over	Visuals

Our iSite Radiology application enables reading stations to separate diagnostic image presentation and navigation, so high-quality diagnostic monitors can be dedicated solely to image display and interpretation, thereby increasing image quality and overall reading efficiency. The iSite Radiology user interface provides an image-based timeline of the entire patient history, allowing the radiologist to view any exam and associated report.	Show iSite Radiology Workstation. Expand control console and show user interface. Highlight clinical history timeline.

iVault is an always-online medical image storage solution that eliminates the bottlenecks of acquiring prior images from offline storage media and routing images to specific workstations based on pre-set rules, both of which are common problems in most PACS storage products. iVault makes all images immediately available to all users.	Show iVault rack.

iSite PACS is based on our modular architecture, which allows it to store and provide access to more than 1 million imaging studies a year to over one thousand simultaneous users in stand-alone and multi-site hospital facilities without disrupting the operation of the hospital network.	Bring up the rest of the network, including servers, datalines, etc. (do not show data flow at this point.) Dynamic graph that shows scalability

Users receive instant access to full-resolution images using iSyntaxTM, our patented image transfer technology.	Show PC with image.

iSyntax works by encoding the original image to create a lossless, flexible representation of the image data. The image is full-resolution.	Show flexible representation of the hand.

Data is always online, eliminating the need to physically load offline storage media or route images to specific workstations.

Our system optimizes network performance by delivering images just-in-time from the server, while still providing full-resolution, diagnostic-quality images, even when navigating through complex, multi-megabyte, multi-slice data sets.	Show data flow through entire network.

“Data is always online”

“Eliminates need to load offline storage media”

“Eliminates auto-routing of images to specific workstations”

Show network activity as images are distributed across the enterprise.

Show PC with the beacon moving though the image.

Stentor’s products and services operate on clustered servers to increase uptime, and integrate with hospital information systems and radiology information systems. Patient information is sent directly from the hospital information system or radiology information system to clustered servers, which we call our Workflow units, and from which we make patient information available to technologists, physicians and radiologists across the	Show all network elements diminished. Highlight HIS/RIS system and clustered servers. Show dataflow between the two.

Highlight technologist’s workstation. Show enlarged workstation screen with data entry. Show dataflow to clustered servers.

Voice-Over	Visuals

enterprise.
Our Workflow units store approximately one week’s worth of data on direct-attached disks. Simultaneously, the data is sent to a medium-term storage unit, which stores up to six months of image data, and a long-term storage unit, which stores images for seven years. The medium- and long-term storage units both remain attached directly to the network to provide instantaneous access to all users across the enterprise.	Highlight DICOM module, adding up to five DICOM modules with “network traffic” indicating data flow.

Highlight network-attached disks with data flow.

Highlight medium-term storage unit with data flow.

Highlight long-term storage unit with dataflow.

The data stored on iVault, on our long-term storage units, and on our primary Workflow units is regularly backed-up over private lines or Virtual Private Networks to Stentor’s Disaster Recovery Data Center as part of an integrated customer disaster recovery plan.	Highlight Stentor’s DRDC and show dataflow from modules.

We offer our customers a 99.99% uptime guarantee. All software is developed in compliance with ISO 9001, EN 46001 and FDA quality standards and processes. We design our systems without a single point of system failure, which allows continuous full system functionality in the event of a hardware or software failure.	“4 nines of reliability, 99.99%” Add ISO and EN marks. “24/7/365 infrastructure support”

In the unlikely event of a failure in the Workflow unit, our system will continue to function in a limited fashion. New images are sent directly to the medium-term and long-term storage units and made available to all system users.	Show break in network.

Stentor’s architecture has built-in redundancy across all levels. This design allows continuous access to data in the event of a component failure, without downtime.	Show one piece of the network “broken” and collateral dataflow.
Stentor’s HeartbeatTM remote monitoring system regularly monitors all of our systems. If a component or unit failure should occur, Stentor’s 24/7/365 customer care center is alerted, so they can contact the customer and investigate the problem.	Show single point failure and resultant message on Stentor’s customer care center monitor.

Stentor’s system architecture enables iSite Enterprise, iSite Radiology and iVault to provide exceptional performance and scalability, and to offer a 99.99% uptime guarantee.	Highlight iSite suite of products from network.

Stentor copyright information	Stentor copyright information

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the Nasdaq National Market fee and the NASD filing fee.

Amount

SEC registration	$8,742
NASD filing fee	7,400
Nasdaq National Market fee	*
Accounting fees and expenses	*
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

      We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

      We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

      The Amended and Restated Investor Rights Agreement between the company and certain investors provides for indemnification by such investors of us and our officers and directors for certain liabilities arising under the Securities Act of 1933.

Item 15.	Recent Sales of Unregistered Securities.

      Since January 1, 2001, the Company has issued and sold the following unregistered securities:

1. Between January 1, 2001 and January 19, 2005, the Company issued 3,674,980 shares of restricted common stock and options to purchase shares of common stock at prices ranging from $.667 to $11.89 to employees, directors and consultants pursuant to its 1999 Incentive Stock Plan and 2001 Incentive Stock Plan. These issuances were made in reliance on Section 4(2) and Rule 701 of the Securities Act.

2. Between January 16, 2001 and December 23, 2002, the Company issued and sold an aggregate of 150,000 shares of its common stock to University of Pittsburgh— Of the Commonwealth System of Higher Education, for an aggregate purchase price of $375 pursuant to a Common Stock Warrant. The sales were made in reliance on Section 4(2) of the Securities Act.

3. In April 2002, the Company issued and sold an aggregate of 562,069 shares of its Series D preferred stock to IDX Systems Corporation, for an aggregate purchase price of $7,498,000 pursuant to the exercise of a Series D Warrant. These sales were made in reliance on Section 4(2) of the Securities Act.

4. Between June 21, 2002 and June 25, 2003, the Company issued warrants to purchase an aggregate of 29,985 shares of its Series D preferred stock to Silicon Valley Bank, at a purchase price of $13.34 per share in connection with a strategic arrangement. The warrants were issued in reliance on Section 4(2) of the Securities Act.

5. In February 2003, the Company issued and sold an aggregate of 20,000 shares of its common stock to Lancet Capital Health Ventures, L.P., for an aggregate purchase price of $2,500 pursuant to the exercise of a Common Stock Warrant. These sales were made in reliance on Section 4(2) of the Securities Act.

      The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or, in the case of paragraph 1 above, Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. All of the purchasers in the transactions described in paragraphs 2 through 5 above were accredited investors, as that term is defined under Rule 501 promulgated under the Securities Act.

      Appropriate legends were affixed to the stock certificates issued in the above transactions. No underwriters were employed in any of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules

      (a)     Exhibits

The exhibits are as set forth in the Exhibit Index.

      (b)     Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17.	Undertakings

      The Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The Company hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California on the 27th day of January, 2005.

STENTOR, INC.

By:	/s/ JEFFREY OTTEN

Jeffrey Otten
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Otten and Guy Anthony, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ JEFFREY OTTEN Jeffrey Otten	Chief Executive Officer and Director (Principal Executive Officer)	January 27, 2005

/s/ GUY ANTHONY Guy Anthony	Chief Financial Officer (Principal Financial and Accounting Officer)	January 27, 2005

* Davidi Gilo	Chairman of the Board of Directors	January 27, 2005

* William Golden	Director	January 27, 2005

* Emiko Higashi	Director	January 27, 2005

/s/ JOHN MCARTHUR John McArthur	Director	January 27, 2005

* Timothy Mills	Director	January 27, 2005

Signature		Title	Date

* Oran Muduroglu		Director	January 27, 2005

* Jerry Kennelly		Director	January 27, 2005

* Ronald Schilling		Director	January 27, 2005

*By	/s/ JEFFREY OTTEN Jeffrey Otten Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1(1)	Certificate of Incorporation of the registrant
3.2		Form of Amended and Restated Certificate of Incorporation of the registrant, to be effective upon the closing of the offering to which this Registration Statement relates
3	.3(1)	Bylaws of the registrant
3.4		Form of Amended and Restated Bylaws of the registrant, to be effective upon completion of the offering to which this Registration Statement relates
4	.1*	Specimen Common Stock Certificate
4	.2(1)	Amended and Restated Investors’ Rights Agreement, dated as of August 11, 2000, among the registrant and certain holders of the registrant’s securities
4	.3(1)	Series C Preferred Stock Purchase Warrant, dated January 10, 2001, issued by the registrant to Silicon Valley Bank
4	.4(1)	Series D Preferred Stock Purchase Warrant, dated June 21, 2002, issued by the registrant to Silicon Valley Bank
4	.5(1)	Series D Preferred Stock Purchase Warrant, dated June 25, 2003, issued by the registrant to Silicon Valley Bank
5	.1*	Opinion of Cooley Godward LLP
10.1		Form of Indemnification Agreement between the registrant and certain of its officers and directors
10	.2(1)	1999 Incentive Stock Plan, as amended, and forms of related agreements
10	.3(1)	2001 Incentive Stock Plan, as amended, and forms of related agreements
10.4		2005 Equity Incentive Plan and forms of related agreements
10.5		2005 Non-Employee Directors’ Stock Option Plan and forms of related agreements
10.6		2005 Employee Stock Purchase Plan
10	.7(1)	Office Space Lease, dated as of May 14, 2002, between the registrant and Wal-Mart.com, Inc.
10	.8(1)	Employment Agreement, effective as of February 17, 2004, between the registrant and Jeffrey Otten
10	.9(1)	Employment and Consulting Agreement, dated as of June 27, 2003, between the registrant and Oran Muduroglu
10	.10(1)	Employment Agreement, dated as of July 21, 2003, between the registrant and Guy Anthony
10	.11(1)	Employment Agreement, dated as of April 22, 2003, between the registrant and Richard Dyke
10	.12(2)	Amended and Restated Loan and Security Agreement, dated December 13, 2004, between the registrant and Silicon Valley Bank
10	.13†(1)	License Agreement, dated as of December 21, 1998, between the registrant and University of Pittsburgh— of the Commonwealth System of Higher Education
10	.14†(1)	Service Provider Agreement, dated as of November 17, 2004, between the registrant and University of Pittsburgh Medical Center
10	.15†(1)	Distribution and Development Agreement, dated as of November 15, 2000, between the registrant and IDX Systems Corporation, including the Amendment Agreement effective as of January 1, 2004 and the Second Amendment to Distribution and Development Agreement dated as of November 16, 2004
21	.1(2)	List of Subsidiaries
23	.1*	Consent of Cooley Godward LLP (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23	.3(1)	Consent of KLAS Enterprises, LLC
23	.4(1)	Consent of Frost & Sullivan
23	.5(2)	Consent of Healthcare Information and Management Systems Society
23	.6(1)	Consent of Gartner, Inc.
23	.7(1)	Consent of the Society for Computer Applications in Radiology
23	.8(1)	Consent of the Concord Consulting Group
24	.1(1)	Power of Attorney (see signature page)

*	To be filed by amendment

†	Confidential treatment has been requested with regard to certain portions of this document.

(1)	Filed with initial Registration Statement on Form S-1 (File No. 333-120648) dated November 19, 2004.

(2)	Filed with Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-120648) dated December 23, 2004.